   As filed with the Securities and Exchange Commission on May 17, 2000

                                                 Registration No. 333-36234
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 ------------

                               LEVI STRAUSS & CO.
             (Exact Name of Registrant as Specified in Its Charter)

        Delaware                     2325                    94-0905160
     (State or Other           (Primary Standard          (I.R.S. Employer
     Jurisdiction of              Industrial             Identification No.)
    Incorporation or          Classification Code
      Organization)                 Number)

      1155 Battery Street, San Francisco, California 94111 (415) 501-6000 (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                   Copies to:

 Albert F. Moreno, Esq.
 Senior Vice President,
         General              Patricia A. Vlahakis,
  Counsel And Assistant                Esq.             Jay A. Mitchell, Esq.
        Secretary             Wachtell, Lipton, Rosen  Chief Counsel-Corporate
   Levi Strauss & Co.                 & Katz             Levi Strauss & Co.
   1155 Battery Street          51 West 52nd Street      1155 Battery Street
     San Francisco,          New York, New York 10019      San Francisco,
    California 94111              (212) 403-1000          California 94111
     (415) 501-6284                                        (415) 501-1372
     (Name, Address,
 Including Zip Code, and
    Telephone Number,
 Including Area Code, of
   Agent for Service)

                                 ------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                 ------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS
                               Levi Strauss & Co.
                               Offer to Exchange

      all outstanding 6.80% Notes due 2003 ($350,000,000 principal amount)

                                      for

              6.80% Notes due 2003 ($350,000,000 principal amount) which have been registered under the Securities Act of 1933

                                      and

      all outstanding 7.00% Notes due 2006 ($450,000,000 principal amount)

                                      for

              7.00% Notes due 2006 ($450,000,000 principal amount) which have been registered under the Securities Act of 1933

                                 ------------

   The exchange offer will expire at 5:00 p.m., New York City time, on June 16, 2000, unless extended.

   We do not intend to list the exchange notes on any national securities exchange, and no established trading market for the exchange notes is anticipated.

                                 ------------

   See "Risk Factors" beginning on page 11 for a discussion of factors that you should consider before tendering your old notes.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ------------

               The date of this prospectus is May 17, 2000.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 relating to the exchange offer that incorporates important business and financial information about us that is not included in or delivered with this prospectus. This prospectus does not contain all of the information included in the registration statement. This information is available from us without charge to holders of the notes as specified below. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or matter involved.

   Following the exchange offer, we will be required to file periodic reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Information that we file with the Securities and Exchange Commission after the date of this prospectus will automatically supersede the information in this prospectus and any earlier filed incorporated information. We are also incorporating any future filings made with the Securities and Exchange Commission under sections 13(a), 13(e), 14, or 15(d) of the Securities Exchange Act of 1934 until the termination of the exchange offer.

   You may read and copy the registration statement, including the attached exhibits, and any report, statements or other information that we file at the Securities and Exchange Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our Securities and Exchange Commission filings will also be available to the public from commercial document retrieval services and at the Securities and Exchange Commission's Internet site at http://www.sec.gov.

   You may request a copy of any of our filings with the Securities and Exchange Commission, or any of the agreements or other documents that constitute exhibits to those filings, at no cost, by writing or telephoning us at the following address or phone number:

   Levi Strauss & Co.
   1155 Battery Street
   San Francisco, California 94111
   Attention: Treasurer
   Telephone: (415) 501-3869 or (415) 501-6000

   To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than five business days before the expiration date of the exchange offer. The exchange offer will expire at 5:00 p.m., New York City time on June 16, 2000. The exchange offer can be extended by us in our sole discretion. See the caption "The Exchange Offer" for more detailed information.

   You should rely only on the information provided in this prospectus. No person has been authorized to provide you with different information. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Where You Can Find More Information......................................   i

Summary..................................................................   1

Risk Factors.............................................................  11

Forward-Looking Statements...............................................  19

The Exchange Offer.......................................................  20

Use of Proceeds..........................................................  29

Capitalization...........................................................  29

Selected Historical Consolidated Financial Data..........................  30

Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  32

Business.................................................................  46

Management...............................................................  59

Principal Stockholders...................................................  67

Material Relationships and Related Party Transactions....................  71

Description of Other Indebtedness........................................  72

Description of the Exchange Notes........................................  76

Book-Entry, Delivery and Form............................................  82

Federal Income Tax Considerations........................................  85

Plan of Distribution.....................................................  89

Experts..................................................................  89

Legal Matters............................................................  89

Index to Financial Statements............................................ F-1

                                 ------------

   Until August 15, 2000, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

                                    SUMMARY

   The following summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before exchanging your old notes for exchange notes, and you are encouraged to read this prospectus in its entirety. Our fiscal year ends in November. Unless otherwise stated in this prospectus, any reference to periods shall refer to fiscal periods. This prospectus includes the specific terms of the exchange notes we are offering, as well as a discussion of risk factors and the financial statements that we have included.

                                  Our Company

   We are one of the world's leading branded apparel companies with operations in more than 40 countries. We design and market jeans and jeans-related pants, casual and dress pants, shirts, jackets and related accessories for men, women and children under our Levi's(R), Dockers(R) and Slates(R) brands. Our products are primarily distributed in the United States through chain retailers and department stores and abroad through department stores and specialty retailers. We also maintain a network of approximately 750 franchised or independently owned stores dedicated to our products outside the United States and operate a small number of company-owned stores.

   We believe there is no other apparel company with a comparable global presence in either the jeans or casual pants segment of the apparel market. Since our founder, Levi Strauss, invented the blue jean in 1873, Levi's(R) jeans have become one of the most successful and widely recognized brands in the history of the apparel industry. According to a 1999 study performed on our behalf by an international market research firm, the Levi's(R) brand is the most recognized casual clothing brand in all 17 of the markets in which the study was conducted, including the United States, Canada, Germany, Italy, France, the United Kingdom, Japan and Australia. Our Dockers(R) brand of casual pants, introduced in 1986, is also widely recognized in the United States and a growing number of markets abroad. According to industry research, approximately 71% of U.S. male consumers ages 18 to 45 own Dockers(R) brand casual pants. Jeans and casual and dress pants represented approximately 85% of our total units sold in 1999. Basic jeans are our key generator of sales and gross profits.

            Levi's(R) Brand        Dockers(R) Brand       Slates(R) Brand
            ---------------        ----------------       ---------------
Products:   Men's, women's and     Men's, women's and     Men's and in Fall
            kids' -  jeans, jeans  boys' -  casual        2000 women's - dress
            related products,      pants, shorts,         pants, skirts, tops,
            knits and woven tops,  skirts, knit and       jackets, outerwear
            outerwear and          woven tops, outerwear  and accessories
            accessories            and accessories

Geographic  Men's and women's -    Men's and women's -    Men's and women's -
 Markets:    global                 global                 U.S. only
            Kids' - primarily      Boys' - U.S. only
            U.S.

Percentage
 of 1999
 Net
 Sales:     76%                    22%                    2%

   Our business is currently organized into three geographic divisions: the Americas, consisting of the United States, Canada and Latin America; Europe, including the Middle East and Africa; and Asia Pacific. In 1999, we had net sales of $5.1 billion, of which the Americas, Europe and Asia Pacific accounted for 66.5%, 26.5% and 7.0%, respectively. In 1999, we had EBITDA of $295.1 million and adjusted EBITDA of $448.9 million. For the three months ended February 27, 2000, we had net sales of $1.1 billion and EBITDA and adjusted EBITDA of $148.5 million.

   Our operating performance has deteriorated in recent years. Our net sales fell from $7.1 billion in 1996 to $5.1 billion in 1999, and our brand equity and market position have declined in all three of our operating regions. This deterioration is attributable to both industry-wide and company-specific factors. Industry-wide factors include consumer market trends towards more fashion denim and non-denim products and intense competition from designer and private label products. Company-specific factors include brand equity erosion, insufficient product innovation, poor presentation of our products at retail, operational problems in our supply chain and weakness in our key distribution channels. In response to these developments, we have, among other things, taken the following restructuring actions:

  . reduced overhead expenses and eliminated excess manufacturing capacity through extensive restructuring initiatives executed during the past three years, including reducing the number of our employees by approximately 18,500 since 1997 and closing 29 of our owned and operated production and finishing facilities in North America and Europe;

  . shifted from manufacturing two-thirds of our U.S. jeans internally in 1997 to manufacturing one-third internally in 1999;

  . reduced corporate infrastructure at our San Francisco and regional headquarters and consolidated and streamlined merchandising, marketing and sales functions in all three of our operating regions; and

  . hired a new senior management team, including a chief executive officer, a chief financial officer, senior vice presidents responsible for worldwide supply chain and worldwide human resources and heads for each of our three operating regions.

   We intend our restructuring efforts to help us achieve our strategic goals of reversing the recent deterioration in our performance and repositioning our business to support future growth. We do not anticipate taking any material restructuring actions relating to additional capacity reductions or reorganization efforts in 2000 or 2001.

                             Our Business Strategy

   Going forward, our primary strategic goals are to leverage the worldwide recognition of our brand names and our history of product innovation and high product quality to reverse the recent deterioration in our performance and to reposition our business to support future growth. To achieve these goals, we have three key business strategies:

 Reinvigorate our brands through better product innovation and increased consumer and channel relevance.

   We believe that an integrated presentation of new and innovative products and marketing programs targeted to specific consumer and retail segments is crucial to generating consumer demand for our products. We intend to:

  . focus on continually updating our core products and creating new products;

  . design and market sub-brands and products that are relevant to our various consumer segments;

  .  leverage our global brand recognition and marketing capabilities;

  . target our sub-brands and product offerings to specific distribution channels; and

  . develop product-focused marketing programs using both traditional and non-traditional advertising vehicles.

 Upgrade the presentation of our product at retail and improve our relationships with our customers.

   We distribute our products in a wide variety of retail formats around the world including through chain and department stores in the United States, Europe and Asia, franchise stores dedicated to our brands and specialty retailers. We intend to:

  . engage in more collaborative planning and performance monitoring processes with our retail customers;

  . improve the presentation of our product at retail through new retailing formats and sales area upgrade programs; and

  . increase the number of franchised or other retail formats dedicated to our Dockers(R) brand products outside the United States.

 Improve our supply chain execution and continue to focus on cost reduction.

   We made extensive restructuring changes during the last three years to shift our sourcing base and reduce manufacturing costs and overhead expenses. We must continue improving our supply chain in order to capture the benefits of these changes and become a more effective competitor. We intend to:

  . focus on improving the coordination of our design, merchandising, forecasting, sourcing and logistics processes;

  .  improve the linkage of product supply to consumer demand; and

  . leverage our restructuring initiatives to further reduce cost of goods sold, operating expenses and inventory costs.

                       Failure to Exchange Your Old Notes

   The old notes which you do not tender or we do not accept will, following the exchange offer, continue to be restricted securities. Therefore, you may only transfer or resell them in a transaction registered under or exempt from the Securities Act of 1933 and applicable state securities laws. We will issue the exchange notes in exchange for the old notes under the exchange offer only following the satisfaction of the procedures and conditions described in the caption "The Exchange Offer."

   Because we anticipate that most holders of the old notes will elect to exchange their old notes, we expect that the liquidity of the markets, if any, for any old notes remaining after the completion of the exchange offer will be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount outstanding of the old notes.

                               The Exchange Offer

   On November 6, 1996, we completed the private offering of the unregistered 6.80% notes due 2003 and 7.00% notes due 2006, which we refer to in this prospectus as the old notes. In this exchange offer, we are offering to exchange, for your old notes, exchange notes which are identical in all material respects to the old notes except that the exchange notes have been registered under the Securities Act.

The Exchange Offer......  We are offering to exchange:

                          . up to $350.0 million aggregate principal amount of 6.80% old notes due 2003 for up to $350.0 million aggregate principal amount of 6.80% exchange notes due 2003; and

                          . up to $450.0 million aggregate principal amount of 7.00% old notes due 2006 for up to $450.0 million aggregate principal amount of 7.00% exchange notes due 2006.

                          You may exchange old notes only in integral multiples of $1,000 principal amount.

Purpose and Effect......  The purpose of the exchange offer is to give you the opportunity to exchange your old notes for exchange notes that have been registered under the Securities Act. As a consequence of the registration of the exchange notes, we will become subject to the informational requirements of the Exchange Act and will file reports and other information with the SEC to which each holder of old notes, if any are outstanding after the exchange offer, and exchange notes will have access.

Resale..................  We believe that the exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you (unless you are an "affiliate" of us within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, so long as you are acquiring the exchange notes in the ordinary course of your business and that you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

                          Each participating broker-dealer that receives exchange notes for its own account under the exchange offer in exchange for old notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See the caption "Plan of Distribution."

                          Any holder of old notes who:

                          .  is our affiliate;

                          . does not acquire exchange notes in the ordinary course of its business; or

                          . exchanges old notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes;

                          must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration of the
 Exchange Offer;
 Withdrawal of Tender...  The exchange offer will expire at 5:00 p.m., New York
                          City time, on June 16, 2000, or a later date and time to which we may extend it. We do not currently intend to extend the expiration of the exchange offer. You may withdraw your tender of old notes pursuant to the exchange offer at any time before expiration of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of the exchange offer.

Conditions to the
 Exchange Offer.........  The exchange offer is subject to customary conditions, which we may waive. Please read the caption "The Exchange Offer--Conditions" for more information regarding the conditions to the exchange offer.

Procedures for
 Tendering Old Notes....  If you wish to participate in the exchange offer, you must:

                          . complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal; and

                          .  mail or otherwise deliver the letter of
                             transmittal, or a facsimile of the letter of transmittal, together with your old notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

                          If you hold old notes through The Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with DTC's Automated Tender Offer Program procedures, by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

                          . you acquired your old notes in the ordinary course of your business;

                          . you have no arrangement or understanding with any person or entity to participate in a distribution of the exchange notes;

                          . if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of those exchange notes; and

                          . you are not an "affiliate," as defined in Rule 405 of the Securities Act, of us or, if you are an affiliate, that you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Special Procedures for
 Beneficial Owners......  If you are a beneficial owner of old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you want to tender old notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed before expiration of the exchange offer.

Guaranteed Delivery
Procedures..............  If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal or cannot comply with the applicable procedures under DTC's Automated Tender Offer Program before expiration of the exchange offer, you must tender your old notes according to the guaranteed delivery procedures set forth under the caption "The Exchange Offer--Guaranteed Delivery Procedures."

Effect on Holders of      If you are a holder of old notes and you do not
Old Notes...............  tender your old notes in the exchange offer, you will continue to hold your old notes and will be entitled to all the rights and subject to all the limitations applicable to the old notes in the indenture.

                          The trading market for old notes could be adversely affected if some but not all of the old notes are tendered and accepted in the exchange offer.

Consequences of Failure
 to Exchange............  All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the indenture. In general, absent registration under or exemption from the Securities Act, if you are, were or acquired old notes from an affiliate of us, your transfer of old notes will be restricted by the resale limitations of Rule 144 and applicable state securities laws. Non-affiliates will be able to transfer their old notes freely without limitation under Rule 144 and in compliance with applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the old notes under the Securities Act.

Federal Income Tax
 Considerations.........  The exchange of old notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See the caption "Federal Income Tax Considerations" for a more detailed description of the tax consequences of the exchange.

Use of Proceeds.........  We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent..........  Citibank, N.A. is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth under the caption "The Exchange Offer--Exchange Agent."

                               The Exchange Notes

Issuer..................  Levi Strauss & Co.

Securities Offered......  .  $350.0 million aggregate principal amount of 6.80%
                             exchange notes due 2003.

                          . $450.0 million aggregate principal amount of 7.00% exchange notes due 2006.

Maturity................  .  November 1, 2003 for the 6.80% exchange notes.

                          .  November 1, 2006 for the 7.00% exchange notes.

Interest Payment          May 1 and November 1 of each year.
Dates...................

Redemption..............  The exchange notes cannot be redeemed prior to maturity.

Ranking.................  The exchange notes will be unsecured and will rank equally with all of our other existing and future unsecured and unsubordinated debt. As of April 30, 2000, we had $1.2 billion of debt that was secured by most of our assets, including our trademarks, and the assets of our material U.S. subsidiaries. That secured debt will have priority over the exchange notes with respect to those assets. See the caption "Description of Other Indebtedness--Bank Credit Facilities."

Restrictive Covenants...  We will issue the exchange notes under the same indenture with Citibank, N.A., as the trustee, under which we issued the old notes. The indenture, among other things, restricts our ability and the ability of our subsidiaries and future subsidiaries, to:

                          .  incur liens;

                          .  engage in sale and leaseback transactions; and

                          .  engage in mergers and sales of assets.

                          See the caption "Description of the Exchange Notes-- Restrictive Covenants."

Absence of Established
 Market for the           The exchange notes are a new issue of securities, and
 Exchange Notes.........  there is no established trading market for the exchange notes. We do not intend to apply for the exchange notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system. The initial purchasers of the old notes may discontinue any market making in the exchange notes at any time in their sole discretion. We cannot assure you that a liquid market will develop for the exchange notes.

                                  ------------

  We are located at Levi Strauss & Co., 1155 Battery Street, San Francisco, California 94111. Our telephone number is (415) 501-6000. We maintain a website at www.levistrauss.com. Information contained on this website, or on any other website referred to therein, does not constitute part of this prospectus and is not incorporated by reference in this prospectus.

                 Summary Historical Consolidated Financial Data

   The following table sets forth summary historical consolidated financial data for Levi Strauss & Co. The following selected statements of income data and cash flow data for fiscal years 1995, 1996, 1997, 1998 and 1999 and the consolidated statement of balance sheet data of such periods are derived from our financial statements that have been audited by Arthur Andersen LLP, independent public accountants. The data for the three months ended February 28, 1999 and February 27, 2000 have been derived from our unaudited consolidated financial statements which, in our opinion, contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations for these periods. The results of operations for the three months ended February 27, 2000 may not be indicative of the results to be expected for the year ending November 26, 2000.

   The financial data set forth below should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes to those financial statements, included elsewhere in this prospectus.

                                                  Year Ended                                Three Months Ended
                          --------------------------------------------------------------  ------------------------
                           Nov. 26,    Nov. 24,     Nov. 30,     Nov. 29,     Nov. 28,     Feb. 28,     Feb. 27,
                             1995        1996         1997         1998         1999         1999         2000
                          ----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                                                (Unaudited)
                                                        (Dollars in Thousands)
Statement of Income
 Data:
Net sales...............  $6,707,631  $ 7,136,304  $ 6,861,482  $ 5,958,635  $ 5,139,458  $ 1,278,322  $ 1,082,437
Cost of goods sold......   3,930,132    4,159,371    3,962,719    3,433,081    3,180,845      814,673      632,442
                          ----------  -----------  -----------  -----------  -----------  -----------  -----------
Gross profit............   2,777,499    2,976,933    2,898,763    2,525,554    1,958,613      463,649      449,995
Marketing, general and
 administrative
 expenses...............   1,809,633    2,029,138    2,045,938    1,834,058    1,629,845      419,085      322,111
Excess
 capacity/restructuring
 charges(1).............         --           --       386,792      250,658      497,683      394,105          --
Global Success Sharing
 Plan(2)................         --       138,963      114,833       90,564     (343,873)         --           --
Special compensation
 charge(3)..............         --        76,983          --           --           --           --           --
                          ----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating income
 (loss).................     967,866      731,849      351,200      350,274      174,958     (349,541)     127,884
Interest expense........      15,659      145,234      212,358      178,035      182,978       43,157       56,782
Other (income) expense,
 net....................     (82,630)     (33,291)     (45,439)       9,539      (16,519)     (16,127)     (29,141)
                          ----------  -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) before
 taxes..................   1,034,837      619,906      184,281      162,700        8,499     (376,571)     100,243
Income tax expense
 (benefit)..............     300,101      154,977       46,070       60,198        3,144     (139,331)      35,084
                          ----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss).......  $  734,736  $   464,929  $   138,211  $   102,502  $     5,355  $  (237,240) $    65,159
                          ==========  ===========  ===========  ===========  ===========  ===========  ===========
Other Financial Data:
EBITDA(4)...............  $1,083,248  $   861,386  $   490,094  $   479,047  $   295,060  $  (315,894) $   148,504
Adjusted EBITDA(5)......   1,083,248    1,077,332      991,719      820,269      448,870       78,211      148,504
Capital expenditures....     333,949      210,466      121,595      116,531       61,062       18,779        4,252
Ratio of adjusted EBITDA
 to interest expense....       69.2x         7.4x         4.7x         4.6x         2.5x         1.8x         2.6x
Ratio of earnings to
 fixed charges(6).......       23.2x         3.8x         1.6x         1.6x         1.0x          --          1.7x
Statement of Cash Flow
 Data:
Cash flows from
 operating activities...  $  749,319  $   494,138  $   573,890  $   223,769  $  (173,772) $    43,627  $    60,302
Cash flows from
 investing activities...    (363,841)    (242,781)     (76,895)     (82,707)      62,357       (9,801)     104,953
Cash flows from
 financing activities...    (105,305)  (1,136,300)    (530,302)    (194,489)     224,219      (17,828)    (251,176)
Balance Sheet Data:
Cash and cash
 equivalents............  $1,088,032  $   195,852  $   144,484  $    84,565  $   192,816  $    97,654  $   105,959
Working capital.........   1,722,074    1,059,940      706,522      645,900      799,627      521,998      666,010
Total assets............   4,709,157    4,192,696    4,032,327    3,884,658    3,665,517    3,819,131    3,303,383
Total debt..............      38,057    3,225,512    2,631,696    2,415,330    2,664,609    2,393,028    2,403,477
Stockholders' equity
 (deficit)(3)...........   2,115,293   (1,481,577)  (1,370,262)  (1,313,747)  (1,288,562)  (1,519,481)  (1,219,572)

(1) We reduced overhead expenses and eliminated excess manufacturing capacity through extensive restructuring initiatives executed during the past three years, including reducing the number of our employees by 18,500 and closing 29 of our owned and operated production and finishing facilities in North America and Europe.

(2) Our Global Success Sharing Plan, adopted in 1996, provides for cash payments to our employees in 2002 if we achieve pre-established financial targets. We recognized and accrued expenses in 1998, 1997 and 1996 for our Global Success Sharing Plan. During 1999, we concluded that, based on our financial performance, the targets under the plan would not be achieved and that the probability of a payment in 2002 is highly unlikely. As a result, in 1999 we reversed into income $343.9 million of accrued expenses, less miscellaneous expenses, previously recorded in connection with the Global Success Sharing Plan.

(3) The special compensation charge and stockholders' equity (deficit) resulted from a 1996 transaction in which our stockholders created new long-term governance arrangements for us, including the voting trust and stockholders agreement. In the 1996 transaction, a group of stockholders of our former parent, Levi Strauss Associates Inc., established a new company, LSAI Holding Corp, to which they contributed approximately 70% of the outstanding shares of Levi Strauss Associates Inc. Levi Strauss Associates Inc. was then merged with a subsidiary of LSAI Holding Corp. In the merger, shares of Levi Strauss Associates Inc. not contributed to LSAI Holding Corp., including shares held under several employee benefit and compensation plans, were converted into the right to receive cash, thereby making Levi Strauss Associates Inc. a wholly-owned subsidiary of LSAI Holding Corp. Funding for the cash payments in the merger was provided in part by cash on hand and in part from proceeds of approximately $3.3 billion of borrowings under bank credit facilities. The special compensation charge resulted from the impact of the transaction on various employee plans. In October 1996, Levi Strauss Associates Inc. and LSAI Holding Corp. were merged into Levi Strauss & Co. These transactions were accounted for as a reorganization of entities under common control.

(4) EBITDA equals operating income (loss) plus depreciation and amortization expense. EBITDA is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles. EBITDA is included herein because we believe that you may find it to be a useful analytical tool. Other companies may calculate EBITDA differently, and we cannot assure you that our figures are comparable with similarly-titled figures for other companies.

(5)  The calculation for adjusted EBITDA is shown below:

                                                Year Ended                      Three Months Ended
                             -------------------------------------------------  -------------------
                              Nov. 26,   Nov. 24,  Nov. 30, Nov. 29, Nov. 28,   Feb. 28,   Feb. 27,
                                1995       1996      1997     1998     1999       1999       2000
                             ---------- ---------- -------- -------- ---------  ---------  --------
                                                    (Dollars in Thousands)

   EBITDA..................  $1,083,248 $  861,386 $490,094 $479,047 $ 295,060  $(315,894) $148,504
   Excess capacity
    reduction/restructuring
    charge.................         --         --   386,792  250,658   497,683    394,105       --
   Global Success Sharing
    Plan...................         --     138,963  114,833   90,564  (343,873)       --        --
   Special compensation
    charges................         --      76,983      --       --        --         --        --
                             ---------- ---------- -------- -------- ---------  ---------  --------
   Adjusted EBITDA.........  $1,083,248 $1,077,332 $991,719 $820,269 $ 448,870  $  78,211  $148,504
                             ========== ========== ======== ======== =========  =========  ========

(6) For the purpose of computing the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, plus fixed charges and less capitalized interest. Fixed charges are defined as the sum of interest, including capitalized interest, on all indebtedness, amortization of debt issuance cost and that portion of rental expense which we believe to be representative of an interest factor. For the three months ended February 28, 1999, earnings were insufficient by $412.1 million to cover total fixed charges.

                                 RISK FACTORS

   You should carefully consider the following factors and the other information in this prospectus before deciding to exchange your old notes for exchange notes.

Risks relating to our substantial debt

 We have substantial debt and interest payment requirements that may restrict our future operations and impair our ability to meet our obligations under the exchange notes.

   As of February 27, 2000, our total debt was $2.4 billion, and we had $365.5 million of additional borrowing capacity under our bank credit facilities. Our substantial debt may have important consequences to you. For instance, it could:

  . make it more difficult for us to satisfy our financial obligations, including those relating to the exchange notes;

  . require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, including the exchange notes, which will reduce funds available for other business purposes;

  . increase our vulnerability to general adverse economic and industry conditions;

  . limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate;

  . place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and

  . limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

   All borrowings under our bank credit facilities are, and will continue to be, at variable rates of interest. As a result, increases in market interest rates may require a greater portion of our cash flow to be used to pay interest. In addition, if by February 1, 2001, we have not completed one or more private or public capital-raising transactions yielding net proceeds to us of at least $300.0 million, which have been used to reduce commitments under our bank credit facilities, we will be required to pay our lenders an additional borrowing spread of 1.00% on outstanding borrowings under our bank credit facilities, plus a one-time additional fee of 2.00% of total commitments as of January 31, 2001. Our borrowing spread will increase by 0.25% quarterly until those capital-raising transactions are completed. For a detailed schedule of our required payments under our bank credit facilities, see the caption "Description of Other Indebtedness--Bank Credit Facilities-- Amortization; Interest."

   Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. We cannot assure you that our business will generate sufficient cash flow or that future financings will be available to provide sufficient proceeds to meet these obligations or to successfully execute our business strategy.

 The restrictive covenants in our bank credit facilities may limit our activities.

   Our bank credit facilities contain customary restrictive covenants, including covenants limiting our ability to:

  .  incur additional debt;

  .  grant liens;

  .  make investments;

  .  consolidate, merge or acquire other businesses and sell assets;

  .  pay dividends and other distributions;

  .  make capital expenditures; and

  .  enter into transactions with affiliates.

We also are required to meet specified financial ratios. These covenants may make it difficult for us to successfully execute our business strategy or to compete in the worldwide apparel industry with companies not similarly restricted.

   Our bank credit facilities mature in January 2002, at which time we will be required to refinance our borrowings under those facilities. We cannot assure you that we will be able to obtain replacement financing at that time or that any available replacement financing will be on terms acceptable to us. If we are unable to obtain acceptable replacement financing on or before January 2002, we will not be able to satisfy our obligations under our bank credit facilities and may be required to take other actions to avoid defaulting on those facilities, including selling assets or surrendering assets to our lenders, which would not otherwise be in our long-term economic interest.

   Failure to comply with the terms of our bank credit facilities or our inability to pay our lenders at maturity would entitle those lenders immediately to foreclose on most of our assets, including our trademarks and the capital stock of all of our U.S. and most of our foreign subsidiaries, and the assets of our material U.S. subsidiaries, which serve as collateral. In this event, those secured lenders would be entitled to be repaid in full from the proceeds of the liquidation of those assets before those assets would be available for distribution to other creditors, including you, and, lastly, to the holders of our capital stock.

 Since the exchange notes are effectively subordinated to all of our secured debt and the liabilities of our subsidiaries, we may not have sufficient assets to pay amounts owed on the exchange notes if a default occurs.

   The exchange notes are general senior unsecured obligations that rank equal in right of payment with all of our existing and future unsecured and unsubordinated debt. The exchange notes are effectively subordinated to all of our secured debt to the extent of the value of the assets securing that debt. The exchange notes are also structurally subordinated to all obligations of our subsidiaries. As of February 27, 2000, we had $1.3 billion of debt under our bank credit facilities that was secured by liens on most of our assets and the assets of our material U.S. subsidiaries, including our trademarks, and by the capital stock of some of our subsidiaries to which the exchange notes would have been effectively subordinated in right of payment.

   The ability of our creditors, including you, to participate in any distribution of assets of any of our subsidiaries upon liquidation or bankruptcy will be subject to the prior claims of that subsidiary's creditors, including trade creditors, and any prior or equal claim of any equity holder of that subsidiary. In addition, the ability of our creditors, including you, to participate in distributions of assets of our subsidiaries will be limited to the extent that the outstanding shares of capital stock of any of our subsidiaries are either pledged to secure other creditors, such as under our bank credit facilities, or are not owned by us. As a result, you may receive less, proportionately, than our secured creditors and the creditors of our subsidiaries.

 If our foreign subsidiaries are unable to distribute cash to us when needed, we may be unable to satisfy our obligations under the exchange notes.

  We conduct our foreign operations through foreign subsidiaries, which in fiscal year 1999 accounted for approximately 38% of our net sales. As a result, we depend in part upon dividends or other intercompany transfers of funds from our foreign subsidiaries for the funds necessary to meet our debt service obligations, including payments on the exchange notes. We only receive the cash that remains after our foreign subsidiaries satisfy their obligations. If those subsidiaries are unable to pass on the amount of cash that we need, we will be unable to make payments to you. Any agreements our foreign subsidiaries enter into with other parties, as well as applicable laws and regulations limiting the right and ability of non-U.S. subsidiaries and affiliates to pay dividends and remit earnings to affiliated companies absent special conditions, may restrict the ability of our foreign subsidiaries to pay dividends or make other distributions to us.

Risks relating to the industry in which we compete

 We face intense competition in the worldwide apparel industry.

   We face a variety of competitive challenges from other domestic and foreign jeanswear marketers, fashion-oriented apparel marketers, specialty retailers and retailers of private label jeanswear and casual apparel products, some of which have greater financial and marketing resources than we do. We compete with these companies primarily on the basis of:

  . anticipating and responding to changing consumer demands in a timely manner;

  .  maintaining favorable brand recognition;

  . developing innovative, high-quality products in sizes, colors and styles that appeal to consumers;

  .  pricing products;

  .  providing strong and effective marketing support;

  .  creating an acceptable value proposition for retail customers;

  . ensuring product availability and optimizing supply chain efficiencies with retailers; and

  .  obtaining sufficient retail floor space.

   We also face increasing competition from companies selling apparel products through the Internet, where we lack a direct, company-operated selling presence. Increased competition in the worldwide apparel industry, including from Internet-based competitors, could reduce our sales and prices and adversely affect our results of operations. Because of our high debt level, we may also be less able to respond effectively to these developments than our competitors who have less financial leverage.

 The success of our business is subject to constantly changing fashion trends.

   Our success depends in large part on our ability to anticipate, identify and respond to rapidly changing consumer demands and fashion trends in a timely manner. Any failure on our part to anticipate, identify and respond effectively to changing consumer demands and fashion trends could adversely affect retail and consumer acceptance of our products and leave us with a substantial amount of unsold inventory. If that occurs, we may be forced to rely on markdowns or promotional sales to dispose of excess, slow-moving inventory, which may harm our business. The exposure of our business to fashion trends and changes in consumer preferences is heightened by our recent decision to outsource a substantially larger proportion of our pants production to offshore manufacturers, as offshore outsourcing may increase lead times between production decisions and customer delivery.

 The worldwide apparel industry is heavily influenced by general economic cycles.

   Apparel is a cyclical industry that is heavily dependent upon the overall level of consumer spending. Purchases of apparel and related goods tend to be highly correlated with cycles in the disposable income of our retail consumers. As a result, any substantial deterioration in general economic conditions or increases in interest rates in any of the regions in which we compete could adversely affect the sales of our products.

 Increases in the price of raw materials or their reduced availability could increase our cost of sales and decrease our profitability.

   The principal fabrics used in our business are cotton, synthetics, wools and blends. The prices we pay for these fabrics are dependent on the market price for raw materials used to produce them, primarily cotton. The price and availability of cotton may fluctuate significantly, depending on a variety of factors, including crop yields. Any raw material price increases could increase our cost of sales and decrease our profitability unless we are able to pass higher prices on to our customers. Moreover, any decrease in the availability of cotton could impair our ability to meet our production requirements in a timely manner.

 Our business is subject to risks associated with importing products.

   We import raw materials and finished garments into all of our operating regions. Substantially all of our import operations are subject to:

  . quotas imposed by bilateral textile agreements between the countries where our facilities are located and foreign countries;

  . customs duties imposed on imported products by the governments where our facilities are located; and

  . penalties imposed for, or adverse publicity relating to, violations by foreign contractors of labor and wage standards.

In addition, the countries in which our products are manufactured or imported may from time to time impose additional new quotas, duties, tariffs or other restrictions on our imports or adversely modify existing restrictions. Adverse changes in these import costs and restrictions could harm our business.

Risks relating to our business

 We may be unable to reverse or recover from recent declines in sales and earnings which have impaired our competitive and financial positions.

   Our business has been in decline for the past three years. Specifically:

  . net sales declined from $6.9 billion in 1997 to $5.1 billion in 1999, a decrease of 25%; and

  . net income, excluding one-time charges, declined from $411.5 million in 1997 to $102.3 million in 1999, a decrease of 75%.

   Consistent with these declining financial results, our market research indicates that during this period we experienced significant brand equity and market position erosion in all of the regions in which we operate, including a substantial deterioration in the perception of the Levi's(R) brand by younger consumers. In addition, our ability to reverse or recover from declines in sales depends in part on improving our supply chain, including our ability to ship complete and timely orders to our retail customers and to reduce product lead times through better execution and coordination across business functions from product design to customer delivery. Our declining business, and the actions we took in response to that decline, prevented us from repaying the substantial debt we incurred in the 1996 transaction as quickly as we then intended. As a result, our financial condition remains highly leveraged, reducing our operating flexibility and impairing our ability to respond to developments in the worldwide apparel industry as effectively as competitors that do not have equivalent financial leverage.

   In response to these trends, we have made substantial strategic, operational and management changes in the past three years. We do not know whether those changes will have the desired effect.

 We may be unable to maintain or increase our sales through our current distribution channels.

   In the United States, chain stores and department stores are currently the primary distribution channels for our products. We may be unable to increase sales of our apparel products through these distribution channels, since other channels, including vertically integrated specialty stores and mass merchants, now account for most of the growth in jeanswear and casual wear sales in the United States. Our lack of a substantial presence in the vertically integrated specialty store market, where companies such as Gap Inc. and Abercrombie & Fitch Co. compete, weakens our ability to market to younger consumers. Moreover, we do not sell products to mass merchants in the United States, such as Wal-Mart Stores, Inc., Target Corporation and Kmart Corporation, a distribution channel that continues to increase its share of overall retail spending, as well as its share of jeanswear and casual wear sales.

   In Europe we depend heavily on independent jeanswear retailers, which account for approximately half of our sales in that region. Independent retailers in Europe have experienced increasing difficulty competing against large department stores and increasingly prevalent vertically integrated specialty stores, evidenced, according to our internal research, by decreases in the last five years in the percentage of total jeanswear sales made by independent stores. Further declines in the independent retailer channel may adversely affect the sales of our products in Europe.

   We also lack company-owned stores and Internet distribution channels possessed by some of our competitors, including Gap Inc. and other vertically integrated specialty stores. Although we own a small number of stores located in selected major urban areas, we operate those stores primarily as "flagships" for marketing and branding purposes and do not expect them to produce substantial unit volume or sales. As a result, we have less control than industry competitors over the distribution and presentation at retail of our apparel products, which we believe has adversely affected our performance and could make it more difficult for us to implement our strategy.

 A group of key U.S. customers accounts for a significant portion of our sales.

   Net sales to our 10 largest customers, all of which are located in the United States, totaled approximately 46% and 43% of net worldwide sales during fiscal years 1999 and 1998. One customer, J.C. Penney Company, Inc., accounted for 11% of our fiscal year 1999 net sales and 12% of our fiscal year 1998 net sales. Moreover, we believe that consolidation in the retail industry has centralized purchasing decisions and given customers greater leverage over suppliers like us, and we expect that trend to continue, including in Europe, Canada and Mexico.

   While we have long-standing customer relationships, we do not have long-term contracts with any of them. As a result, purchases generally occur on an order-by-order basis, and the relationship, as well as particular orders, can be terminated by either party at any time. In addition, during the past several years, various retailers, including some of our customers, have experienced significant changes and difficulties, including consolidation of ownership, increased centralization of buying decisions, restructurings, bankruptcies and liquidations. These and other financial problems of some of our retailers increase the risk of extending credit to these retailers. A significant adverse change in a customer relationship or in a customer's financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's receivables or limit our ability to collect amounts related to previous purchases by that customer, all of which could harm our business and financial condition.

 Our operations may be harmed if our recent decision to outsource most of our U.S. jeans production to independent manufacturers proves unsuccessful.

   From 1997 through 1999, we closed 29 of our manufacturing and finishing facilities in North America and Europe. As a result, we now outsource approximately two-thirds of our U.S. jeans production from independent contractors, compared with approximately one-third in 1997. We depend upon our contract manufacturers to secure a sufficient supply of raw materials and maintain sufficient manufacturing and shipping capacity. This dependence could subject us to difficulty in obtaining timely delivery of products of acceptable quality. In addition, a contractor's failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers. The failure to make timely deliveries may cause our customers to cancel orders, refuse to accept deliveries, impose non-compliance charges, demand reduced prices or reduce future orders, any of which could harm our sales, reputation and overall profitability.

   We require contractors to meet our standards in terms of working conditions, environmental protection and other matters before we are willing to place business with them. As such, we may not be able to obtain the lowest-cost production. In addition, any failure by our independent manufacturers to adhere to labor or other laws, or any divergence of any independent manufacturer's labor practices from those generally considered ethical in the United States, and the potential negative publicity relating to any of these events, could harm our business and reputation.

   We do not have long-term contracts with any of our independent manufacturers, and any of these manufacturers may unilaterally terminate their relationship with us at any time. In addition, the recent trend in the apparel industry towards outsourcing has intensified competition for quality contractors, some of which have long-standing relationships with our competitors. To the extent we are not able to secure or maintain relationships with manufacturers that are able to fulfill our requirements, our operations would be harmed.

 We rely on key suppliers for a large portion of our fabric purchases.

   Three vendors, Cone Mills Corporation, Burlington Industries, Inc. and Galey & Lord, Inc., including its Swift Denim subsidiary, supplied approximately 55% of our total volume of fabric purchases worldwide in 1999. Cone Mills, our largest supplier, supplies various fabrics to us and is the sole supplier of the denim used for our 501(R) jeans. Purchases from Cone Mills accounted for 22% of our total fabric purchases in 1999. Our supply agreement with Cone Mills provides for a rolling five-year term unless either Cone Mills or we elect not to extend the agreement, upon which the agreement will terminate at the end of the then-current term. Cone Mills and we may also terminate the agreement in the event of bankruptcy or insolvency of the other party or a material breach by the other that is not cured within a specified time period. We may also terminate the agreement at any time upon 30 days notice to Cone Mills. We do not have long-term supply agreements with any other principal suppliers, and we compete with other apparel companies for supply capacity. We cannot assure you that we will be able to obtain adequate supply if there occurs a significant disruption in any of our supplier relationships, including any disruption caused by a change of control, bankruptcy or other financial or operating difficulty of any of our suppliers, or in the markets for the fabrics we purchase, including disruptions arising from mill closures or consolidation resulting from excess industry capacity or otherwise. Any of those disruptions could impair our ability to deliver products to customers in a timely manner and harm our business.

 We have recently made significant changes in our senior management team, and our current senior management team has limited apparel industry experience.

   We have replaced four members of our senior management team with external hires during the past eight months and created one new position. With one exception, none of the recent additions to our management team has prior experience in the apparel industry. This includes our president and chief executive officer, Philip Marineau, and the newly hired head of our worldwide supply chain, Karen Duvall. In addition, we have recently made several key internal appointments, including president of the U.S. Levi's(R) brand, president of the U.S. Dockers(R) and Slates(R) brands and president of our European business. We cannot assure you that our new management team will be able to successfully execute our strategy, and our business and financial condition may suffer if they fail to do so.

 The success of our business depends on our ability to attract and retain key personnel.

   We compete for the services of qualified personnel. Our inability to retain and attract qualified personnel or the loss of any of our current key executives or key members of our design, merchandising or marketing staff could harm our business. Our ability to retain and attract qualified employees has been adversely affected by the San Francisco location of our corporate and Americas headquarters, including the high cost of living and competitive labor market in the San Francisco and Silicon Valley area. Other factors that have affected our ability to retain and attract employees include the disruption associated with our restructuring initiatives, our deteriorating financial position and our lack of stock option or other equity-based compensation programs and resulting reliance on cash incentive programs tied to our financial performance.

 Our success depends on the continued protection of our trademarks and other proprietary intellectual property rights.

   Our trademarks and other intellectual property rights are important to our success and competitive position, and the loss or inability to enforce trademarks and other proprietary intellectual property rights could harm our business. We devote substantial resources to the establishment and protection of our trademarks and other proprietary intellectual property rights on a worldwide basis. We cannot assure you that our efforts to establish and protect our trademarks and other proprietary intellectual property rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products. Moreover, we cannot assure you that others will not assert rights in, or ownership of, our trademarks and other proprietary intellectual property or that we will be able successfully to resolve those claims. In addition, the laws of some foreign countries may not allow us to protect our proprietary rights to the same extent as we do in the United States and other countries. Because our brand recognition is such an important part of our strategy, we are especially dependent upon the protection of our trademarks.

 Our international operations expose us to political and economic risks.

   In fiscal year 1999, approximately 38% of our net sales were generated outside the United States, and a substantial amount of our products came from sources outside of the country of distribution. As a result, we are subject to the risks of doing business abroad, including:

  .  political and economic instability;

  .  exchange controls;

  .  language and other cultural barriers;

  .  foreign tax treaties and policies; and

  .  restrictions on the transfer of funds to or from foreign countries.

   Our financial performance on a U.S. dollar denominated basis is also subject to fluctuations in currency exchange rates. Approximately $30 million of the decrease in total net sales for the three months ended February 27, 2000, as compared to the same period in 1999, was due to the effects of translating non-U.S. currency reported sales results into U.S. dollars. From time to time we enter into agreements seeking to reduce our foreign currency exposure, but we cannot assure you that our efforts will be successful.

 Our approach to corporate governance may lead us to take actions that conflict with your interests as holders of exchange notes.

   All of our common stock is owned by a voting trust described under the caption "Principal Stockholders." Four voting trustees have the exclusive ability to elect and remove directors, amend our by-laws and take other actions which would normally be within the power of stockholders of a Delaware corporation. Although the voting trust agreement gives the holders of two-thirds of the outstanding voting trust certificates the power to remove trustees and terminate the voting trust, three of the trustees, as a group based on their ownership of voting trust certificates, have the ability to block all efforts by the two-thirds of the holders of the voting trust certificates to remove a trustee or terminate the voting trust. In addition, the concentration of voting trust certificate ownership in a small group of holders, including these three trustees, gives this group the voting power to block stockholder action on matters for which the holders of the voting trust certificates are entitled to vote and direct the trustees under the voting trust agreement.

   Our principal stockholders created the voting trust in part to ensure that we would continue to operate in a socially responsible manner while seeking the greatest long-term benefit for our stockholders, employees and other stakeholders and constituencies. We measure our success not only by growth in economic value, but also by our reputation, the quality of our constituency relationships and our commitment to social responsibility. As a result, we cannot assure you that the voting trustees will cause us to be operated and managed in a manner that benefits you as a holder of exchange notes or that the interests of the voting trustees or our principal equity holders will not diverge from yours.

Risks relating to the offering

 There is no established trading market for the exchange notes, and any market for the exchange notes may be illiquid.

   The exchange notes are a new issue of securities with no established trading market. We cannot assure you that a liquid market will develop for the exchange notes, that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell will be favorable. Moreover, we do not intend to apply for the exchange notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system, and the initial purchasers of the old notes are not obligated to make a market in the exchange notes. This offer to exchange the exchange notes for the old notes does not depend upon any minimum amount of old notes being tendered for exchange.

 If you do not exchange your old notes, they may be difficult to resell.

   It may be difficult for you to sell old notes that are not exchanged in the exchange offer, since any old notes not exchanged may remain subject to the restrictions on transfer provided for in Rule 144 under the Securities Act. These restrictions on transfer of your old notes exist because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. In general, absent registration under or exemption from the Securities Act, if you are, were or acquired old notes from an affiliate of ours, your transfer of old notes will continue to be restricted by the resale limitations of Rule 144 and applicable state securities laws. If you are a non-affiliate, any transfer of your old notes must still comply with applicable state securities laws. We do not intend to register the old notes under the Securities Act.

   Unless you are an affiliate of us within the meaning of Rule 405 under the Securities Act, you may offer for resale, resell or otherwise transfer exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, so long as you acquired the exchange notes in the ordinary course of business and have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. If you tender your old notes for the purpose of participating in a distribution of the exchange notes, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

   To the extent any old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes that remain outstanding after the exchange offer would be adversely affected due to a reduction in market liquidity.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements, including, in particular, statements about our plans, strategies and prospects under the captions "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." We have based these forward-looking statements on our current assumptions, expectations and projections about future events. When used in this prospectus, the words "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements speak only as of the date of this prospectus, and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to be correct or that savings or other benefits anticipated in the forward-looking statements will be achieved. Important factors, some of which may be beyond our control, that could cause actual results to differ materially from management's expectations are disclosed in this prospectus, including under the caption "Risk Factors." Prospective purchasers are cautioned not to place undue reliance on these forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements and the risk factors contained throughout this prospectus.

                               THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

   The exchange offer will give holders of old notes the opportunity to exchange the old notes, which were issued on November 6, 1996, for exchange notes that have been registered under the Securities Act. The exchange notes will be identical in all material respects to the old notes. As a consequence of the registration of the exchange notes, we will become subject to the informational requirements of the Exchange Act. To satisfy those requirements, we will file reports and other information with the SEC that will be made available to the holders of the old notes, if any are outstanding after the exchange offer, and the exchange notes and the general public. We are not obligated by any agreement to effect the exchange offer.

   The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

Resale of Exchange Notes

   We believe that exchange notes issued under the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any exchange note holder without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act if:

  . the holder is not our "affiliate" within the meaning of Rule 405 under the Securities Act;

  . the exchange notes are acquired in the ordinary course of the holder's business; and

  . the holder does not intend to participate in a distribution of the exchange notes.

   Any holder who exchanges old notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

   This prospectus may be used for an offer to resell, resale or other retransfer of exchange notes. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the caption "Plan of Distribution" for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

   Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn before expiration of the exchange offer. The date of acceptance for exchange of the old notes and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date unless we extend the date as described in this document. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of old notes surrendered under the exchange offer. Old notes may be tendered only in integral multiples of $1,000. The exchange notes will be delivered on the earliest practicable date following the exchange date.

   The form and terms of the exchange notes will be substantially identical to the form and terms of the old notes, except the exchange notes:

  .  will be registered under the Securities Act; and

  .  will not bear legends restricting their transfer.

   The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. Consequently, both the old notes and the exchange notes will be treated as a single series of debt securities under that indenture. For a description of the indenture, see the caption "Description of the Exchange Notes."

   The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

   As of the date of this prospectus, $800.0 million aggregate principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

   We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations of the SEC. Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the old notes and the exchange notes.

   We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of old notes who surrender them in the exchange offer for the purposes of receiving the exchange notes from us and delivering the exchange notes to their holders. The exchange agent will make the exchange promptly on the date of acceptance for exchange of the old notes. This exchange date will be the first business day following the expiration date unless it is extended as described in this document. We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption "-- Conditions."

   Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. It is important that you read the caption "--Fees and Expenses" for more details regarding fees and expenses incurred in the exchange offer.

Expiration of the Exchange Offer; Extensions; Amendments

   The exchange offer will expire at 5:00 p.m., New York City time, on June 16, 2000. The exchange offer can be extended by us in our sole discretion, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended.

   In order to extend the exchange offer, we will notify the exchange agent orally, confirmed in writing, or in writing of any extension. We will notify the registered holders of old notes by public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

   Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions

   Despite any other term of the exchange offer, we will not be required to accept for exchange any old notes and we may terminate or amend the exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

  . the exchange notes to be received will not be tradeable by the holder, without restriction under the Securities Act, the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

  . the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

  . any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that would reasonably be expected to impair our ability to proceed with the exchange offer.

   We will not be obligated to accept for exchange the old notes of any holder that has not made to us:

  . the representations described under the captions "--Purpose and Effect of the Exchange Offer," "--Procedures for Tendering" and "Plan of Distribution"; and

  . any other representations that may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

   We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of an extension to their holders. During an extension, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

   We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. By public announcement we will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. If we amend the exchange offer in a manner that we consider material, we will disclose the amendment by means of a prospectus supplement.

   These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

   We will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any old notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

   Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must:

  . complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

  . comply with DTC's Automated Tender Offer Program procedures described below.

   In addition, either:

  . the exchange agent must receive old notes along with the letter of transmittal;

  . the exchange agent must receive, before expiration of the exchange offer, a properly transmitted agent's message or a timely confirmation of book-entry transfer of old notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below; or

  . the holder must comply with the guaranteed delivery procedures described below.

   To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under the caption "--Exchange Agent" before expiration of the exchange offer. To receive confirmation of valid tender of old notes, a holder should contact the exchange agent at the telephone number listed under the caption "--Exchange Agent."

   The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If a holder tenders less than all of the old notes held by this holder, this tendering holder should fill in the applicable box of the letter transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

   The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or old notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

   Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner's behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

  . make appropriate arrangements to register ownership of the old notes in the owner's name; or

  . obtain a properly completed bond power from the registered holder of old notes.

   The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

   If the applicable letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old note without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

   A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Rule 17Ad-15 under the Exchange Act describes eligible guarantor institutions as banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the old notes are tendered:

  . by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  .  for the account of an eligible institution.

   If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

   If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

   The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

  . DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering old notes that are the subject of the book-entry confirmation;

  . the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

  .  the agreement may be enforced against the participant.

   We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

   Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

   In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

  . old notes or a timely book-entry confirmation that old notes have been transferred into the exchange agent's account at DTC; and

  . a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

   Holders should receive copies of the applicable letter of transmittal with the prospectus. A holder may obtain additional copies of the applicable letter of transmittal for the old notes from the exchange agent at its offices listed under the caption "--Exchange Agent." By signing the letter of transmittal, each tendering holder of old notes will represent to us that, among other things:

  . any exchange notes that the holder receives will be acquired in the ordinary course of its business;

  . the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

  . if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

  . if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those exchange notes (see the caption "Plan of Distribution"); and

  . the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of us or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Book-entry Transfer

   The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC's system may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry transfer of their old notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

   Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures under DTC's Automated Tender Offer Program before expiration of the exchange offer may tender if:

  .  the tender is made through an eligible guarantor institution;

  . before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message and notice of guaranteed delivery:

    -- setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered;

    -- stating that the tender is being made by guaranteed delivery; and

    -- guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

  . the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

   Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

   Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

   For a withdrawal to be effective:

  . the exchange agent must receive a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under the caption "--Exchange Agent"; or

  . holders must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

   Any notice of withdrawal must:

  . specify the name of the person who tendered the old notes to be withdrawn;

  . identify the old notes to be withdrawn, including the principal amount of the old notes to be withdrawn; and

  . where certificates for old notes have been transmitted, specify the name in which the old notes were registered, if different from that of the withdrawing holder.

   If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

  .  the serial numbers of the particular certificates to be withdrawn; and

  . a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.

   If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility.

   We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, those old notes will be credited to an account maintained with DTC for old notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under the caption "-- Procedures for Tendering" above at any time on or before expiration of the exchange offer.

   A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under the caption "--Exchange Agent."

Exchange Agent

   Citibank, N.A. has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery or the notice of withdrawal to the exchange agent addressed as follows:

                        By Registered or Certified Mail:

                                 Citibank, N.A.
                                111 Wall Street
                                   5th Floor
                            New York, New York 10043
                        Attention: Sebastien Andrieszyn

                         By Hand or Overnight Delivery:

                                 Citibank, N.A.
                                111 Wall Street
                                   5th Floor
                            New York, New York 10005
                        Attention: Sebastien Andrieszyn

          By Facsimile Transmission (for Eligible Institutions Only):

                                 (212) 825-3483

                To Confirm by Telephone or for Information Call:

                                 (800) 422-2066

   Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

   We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

   We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

   We will pay the cash expenses to be incurred in connection with the exchange offer, including the following:

  .  SEC registration fees;

  .  fees and expenses of the exchange agent and trustee;

  .  accounting and legal fees; and

  .  printing and mailing costs.

Transfer Taxes

   We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  . certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

  . exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes;

  . tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

  . a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

   If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Accounting Treatment

   We will record the exchange notes in our accounting records at the same carrying value as the old notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as incurred.

Other

   Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

   We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

                                USE OF PROCEEDS

   We will not receive any cash proceeds from the issuance of the exchange notes under the exchange offer. In consideration for issuing the exchange notes as contemplated by this prospectus, we will receive the old notes in like principal amount, the terms of which are identical in all material respects to the exchange notes. The old notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase in our indebtedness or capital stock.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of February 27, 2000. This table should be read in conjunction with our historical financial statements and the related notes included in this prospectus.

                                                            February 27, 2000
                                                          ----------------------
                                                          (Dollars in Thousands)

Cash and cash equivalents................................      $   105,959
                                                               ===========
Total debt (including current portion):
  Credit facilities......................................      $ 1,292,552
  Short-term foreign bank lines..........................           29,943
  6.80% Notes due 2003...................................          348,189
  7.00% Notes due 2006...................................          446,853
  4.25% Yen-denominated eurobond due 2016................          180,180
  Customer service center equipment financing............           89,500
  Industrial development revenue refunding bond..........           10,000
  Notes payable, at various rates, due through 2006......            6,260
                                                               -----------
Total debt...............................................        2,403,477
Total stockholders' deficit..............................       (1,219,572)
                                                               -----------
  Total capitalization...................................      $ 1,183,905
                                                               ===========

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

   The following table sets forth selected historical consolidated financial data for Levi Strauss & Co. The following selected statements of income data and cash flow data for fiscal years 1995, 1996, 1997, 1998 and 1999 and the consolidated statement of balance sheet data of such periods are derived from our financial statements that have been audited by Arthur Andersen LLP, independent public accountants. The data for the three months ended February 28, 1999 and February 27, 2000 have been derived from our unaudited consolidated financial statements which, in our opinion, contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations for these periods. The results of operations for the three months ended February 27, 2000 may not be indicative of the results to be expected for the year ending November 26, 2000.

   The financial data set forth below should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes to those financial statements, included elsewhere in this prospectus.

                                                  Year Ended                                Three Months Ended
                          --------------------------------------------------------------  ------------------------
                           Nov. 26,    Nov. 24,     Nov. 30,     Nov. 29,     Nov. 28,     Feb. 28,     Feb. 27,
                             1995        1996         1997         1998         1999         1999         2000
                          ----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                                                (Unaudited)
                                                        (Dollars in Thousands)
Statement of Income
 Data:
Net sales...............  $6,707,631  $ 7,136,304  $ 6,861,482  $ 5,958,635  $ 5,139,458  $ 1,278,322  $ 1,082,437
Cost of goods sold......   3,930,132    4,159,371    3,962,719    3,433,081    3,180,845      814,673      632,442
                          ----------  -----------  -----------  -----------  -----------  -----------  -----------
Gross profit............   2,777,499    2,976,933    2,898,763    2,525,554    1,958,613      463,649      449,995
Marketing, general and
 administrative
 expenses...............   1,809,633    2,029,138    2,045,938    1,834,058    1,629,845      419,085      322,111
Excess
 capacity/restructuring
 charges(1).............         --           --       386,792      250,658      497,683      394,105          --
Global Success Sharing
 Plan(2)................         --       138,963      114,833       90,564     (343,873)         --           --
Special compensation
 charge(3)..............         --        76,983          --           --           --           --           --
                          ----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating income
 (loss).................     967,866      731,849      351,200      350,274      174,958     (349,541)     127,884
Interest expense........      15,659      145,234      212,358      178,035      182,978       43,157       56,782
Other (income) expense,
 net....................     (82,630)     (33,291)     (45,439)       9,539      (16,519)     (16,127)     (29,141)
                          ----------  -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) before
 taxes..................   1,034,837      619,906      184,281      162,700        8,499     (376,571)     100,243
Income tax expense
 (benefit)..............     300,101      154,977       46,070       60,198        3,144     (139,331)      35,084
                          ----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss).......  $  734,736  $   464,929  $   138,211  $   102,502  $     5,355  $  (237,240) $    65,159
                          ==========  ===========  ===========  ===========  ===========  ===========  ===========
Other Financial Data:
EBITDA(4)...............  $1,083,248  $   861,386  $   490,094  $   479,047  $   295,060  $  (315,894) $   148,504
Adjusted EBITDA(5)......   1,083,248    1,077,332      991,719      820,269      448,870       78,211      148,504
Capital expenditures....     333,949      210,466      121,595      116,531       61,062       18,779        4,252
Ratio of adjusted EBITDA
 to interest expense....       69.2x         7.4x         4.7x         4.6x         2.5x         1.8x         2.6x
Ratio of earnings to
 fixed charges(6).......       23.2x         3.8x         1.6x         1.6x         1.0x          --          1.7x

Statement of Cash Flow
 Data:
Cash flows from
 operating activities...  $  749,319  $   494,138  $   573,890  $   223,769  $  (173,772) $    43,627  $    60,302
Cash flows from
 investing activities...    (363,841)    (242,781)     (76,895)     (82,707)      62,357       (9,801)     104,953
Cash flows from
 financing activities...    (105,305)  (1,136,300)    (530,302)    (194,489)     224,219      (17,828)    (251,176)

Balance Sheet Data:
Cash and cash
 equivalents............  $1,088,032  $   195,852  $   144,484  $    84,565  $   192,816  $    97,654  $   105,959
Working capital.........   1,722,074    1,059,940      706,522      645,900      799,627      521,998      666,010
Total assets............   4,709,157    4,192,696    4,032,327    3,884,658    3,665,517    3,819,131    3,303,383
Total debt..............      38,057    3,225,512    2,631,696    2,415,330    2,664,609    2,393,028    2,403,477
Stockholders' equity
 (deficit)(3)...........   2,115,293   (1,481,577)  (1,370,262)  (1,313,747)  (1,288,562)  (1,519,481)  (1,219,572)

(1) We reduced overhead expenses and eliminated excess manufacturing capacity through extensive restructuring initiatives executed during the past three years, including reducing the number of our employees by 18,500 and closing 29 of our owned and operated production and finishing facilities in North America and Europe.

(2) Our Global Success Sharing Plan, adopted in 1996, provides for cash payments to our employees in 2002 if we achieve pre-established financial targets. We recognized and accrued expenses in 1998, 1997 and 1996 for our Global Success Sharing Plan. During 1999, we concluded that, based on our financial performance, the targets under the plan would not be achieved and that the probability of a payment in 2002 is highly unlikely. As a result, in 1999 we reversed into income $343.9 million of accrued expenses, less miscellaneous expenses, previously recorded in connection with the Global Success Sharing Plan.

(3) The special compensation charge and stockholders' equity (deficit) resulted from a 1996 transaction in which our stockholders created new long-term governance arrangements for us, including the voting trust and stockholders agreement. In the 1996 transaction, a group of stockholders of our former parent, Levi Strauss Associates Inc., established a new company, LSAI Holding Corp, to which they contributed approximately 70% of the outstanding shares of Levi Strauss Associates Inc. Levi Strauss Associates Inc. was then merged with a subsidiary of LSAI Holding Corp. In the merger, shares of Levi Strauss Associates Inc. not contributed to LSAI Holding Corp., including shares held under several employee benefit and compensation plans, were converted into the right to receive cash, thereby making Levi Strauss Associates Inc. a wholly-owned subsidiary of LSAI Holding Corp. Funding for the cash payments in the merger was provided in part by cash on hand and in part from proceeds of approximately $3.3 billion of borrowings under bank credit facilities. The special compensation charge resulted from the impact of the transaction on various employee plans. In October 1996, Levi Strauss Associates Inc. and LSAI Holding Corp. were merged into Levi Strauss & Co. These transactions were accounted for as a reorganization of entities under common control.

(4) EBITDA equals operating income (loss) plus depreciation and amortization expense. EBITDA is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles. EBITDA is included herein because we believe that you may find it to be a useful analytical tool. Other companies may calculate EBITDA differently, and we cannot assure you that our figures are comparable with similarly-titled figures for other companies.

(5) The calculation for adjusted EBITDA is shown below:

                                                Year Ended                      Three Months Ended
                             -------------------------------------------------  -------------------
                              Nov. 26,   Nov. 24,  Nov. 30, Nov. 29, Nov. 28,   Feb. 28,   Feb. 27,
                                1995       1996      1997     1998     1999       1999       2000
                             ---------- ---------- -------- -------- ---------  ---------  --------
                                                    (Dollars in Thousands)
   EBITDA..................  $1,083,248 $  861,386 $490,094 $479,047 $ 295,060  $(315,894) $148,504
   Excess capacity
    reduction/restructuring
    charge.................         --         --   386,792  250,658   497,683    394,105       --
   Global Success Sharing
    Plan...................         --     138,963  114,833   90,564  (343,873)       --        --
   Special Compensation
    Charges................         --      76,983      --       --        --         --        --
                             ---------- ---------- -------- -------- ---------  ---------  --------
   Adjusted EBITDA.........  $1,083,248 $1,077,332 $991,719 $820,269 $ 448,870  $  78,211  $148,504
                             ========== ========== ======== ======== =========  =========  ========

(6) For the purpose of computing the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, plus fixed charges and less capitalized interest. Fixed charges are defined as the sum of interest, including capitalized interest, on all indebtedness, amortization of debt issuance cost and that portion of rental expense which we believe to be representative of an interest factor. For the three months ended February 28, 1999, earnings were insufficient by $412.1 million to cover total fixed charges.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Business Overview

   We are one of the world's leading branded apparel companies with operations in more than 40 countries. We design and market jeans and jeans-related pants, casual and dress pants, shirts, jackets and related accessories for men, women and children under the Levi's(R), Dockers(R) and Slates(R) brands. Our products are primarily distributed in the United States through chain retailers and department stores and abroad through department stores and specialty retailers. We also maintain a network of approximately 750 franchised or independently owned stores dedicated to our products outside the United States and operate a small number of company-owned stores.

   We believe there is no other apparel company with a comparable global presence in either the jeans or casual pants segment of the apparel market. According to a 1999 study performed on our behalf by an international market research firm, the Levi's(R) brand is the most recognized casual clothing brand in all 17 of the markets in which the study was conducted, including the United States, Canada, Germany, Italy, France, the United Kingdom, Japan and Australia.

   Despite our brand recognition, our operating and financial performance has declined over the last three years. Our total net sales fell from $7.1 billion in 1996 to $5.1 billion in 1999, and we expect our sales to continue to decline in 2000 as compared to 1999. For the three months ended February 27, 2000, our total net sales were $1.1 billion, compared with $1.3 billion in the same period in 1999. Our brand equity and market position have also declined in all three of the regions where we operate. This deterioration is attributable to both industry-wide and company-specific factors. Industry-wide factors include consumer market trends towards more fashion denim and non-denim products and intense competition from designer and private label products. Company-specific factors include brand equity erosion, insufficient product innovation, poor presentation of our product at retail, operational problems in our supply chain and weakness in our key distribution channels.

   In late 1997, we began restructuring our business to address our deteriorating operating and financial performance. We have reduced overhead expenses and eliminated excess manufacturing capacity through extensive restructuring initiatives executed during the last three years. We have shifted to increased outsourcing of production to contract manufacturers. We put in place a new senior management team, including a new chief executive officer, a new chief financial officer, new senior vice presidents responsible for worldwide supply chain and worldwide human resources and new operating heads for each of our three operating regions. Going forward, our primary strategic goals are to reverse the recent deterioration in our performance and to reposition our business to support future growth. We plan to achieve these goals through our restructuring efforts and by leveraging the worldwide recognition of our brand names, our global presence and our history of product innovation and high product quality.

Restructuring Overview

   Over the last three years, we closed 29 of our owned and operated production and finishing facilities in North America and Europe in order to reduce costs, eliminate excess capacity and align our sourcing strategy with changes in the industry and in consumer demand, leaving us with 22 operated facilities worldwide as of February 27, 2000. As a result, we currently produce only approximately one-third of our U.S. jeans ourselves, down from approximately two-thirds in 1997. During this period, we executed initiatives to reduce operating expenses and consolidate operations in conjunction with the closure of these facilities. We also reduced the number of our employees from approximately 36,000 at the end of 1997 to approximately 17,500 as of February 27, 2000.

   We have recorded charges totaling approximately $1.1 billion arising from plant closures and restructuring initiatives, including costs related to severance plans and other employee assistance programs, write-offs of property and plants to be disposed of, and other restructuring charges such as costs to cover contractor obligations and various administrative functions. This $1.1 billion is comprised of charges of $497.7 million,

$250.7 million and $386.8 million recorded in 1999, 1998 and 1997, respectively. As of February 27, 2000, we have expended $814.2 million in cash and incurred $90.0 million in non-cash asset write-offs related to these recorded charges. We anticipate completing the remaining spending by the end of 2000, except for the spending relating to the North American plant closures, which we expect to complete in 2001. The $230.9 million reserve remaining at February 27, 2000 is composed of $135.2 million for severance and other employee assistance programs, $56.5 million for asset write-offs and $39.2 million for other restructuring costs. These changes are described in further detail in the caption "--Restructuring and Excess Capacity Reduction." We do not anticipate taking any material restructuring charges for additional capacity reductions or reorganization efforts in 2000 or 2001.

Global Success Sharing Plan

   Our Global Success Sharing Plan, adopted in 1996, provides for cash payments to our employees in 2002 if we achieve pre-established financial targets. We recognized and accrued expenses of $90.6 million, $114.8 million and $139.0 million in 1998, 1997 and 1996, respectively, for our Global Success Sharing Plan. During 1999, we concluded that, based on our financial performance, the targets under the plan would not be achieved and that the probability of a payment in 2002 is highly unlikely. As a result, in 1999 we reversed into income $344.0 million of accrued expenses, less miscellaneous expenses, previously recorded in connection with the Global Success Sharing Plan.

Results of Operations

   The following table sets forth, for the periods indicated, selected items in our consolidated statements of operations, expressed as a percentage of net sales (amounts may not foot due to rounding).

                                 Year Ended           Three Months Ended
                         ---------------------------  -----------------------
                         Nov. 30,  Nov. 29, Nov. 28,  Feb. 28,      Feb. 27,
                           1997      1998     1999      1999          2000
                         --------  -------- --------  ---------     ---------
Margin Data:
Net sales...............  100.0 %   100.0%   100.0 %       100.0 %       100.0 %
Cost of goods sold......   57.8      57.6     61.9          63.7          58.4
                          -----     -----    -----     ---------     ---------
Gross profit............   42.2      42.4     38.1          36.3          41.6
Marketing, general and
 administrative
 expenses...............   29.8      30.8     31.7          32.8          29.8
Excess
 capacity/restructuring
 charges................    5.6       4.2      9.7          30.8           --
Global Success Sharing
 Plan...................    1.7       1.5     (6.7)          --            --
                          -----     -----    -----     ---------     ---------
Operating income
 (loss).................    5.1       5.9      3.4         (27.3)         11.8
Interest expense........    3.1       3.0      3.6           3.4           5.2
Other (income) expense,
 net....................   (0.7)      0.2     (0.3)         (1.3)         (2.7)
                          -----     -----    -----     ---------     ---------
Income (loss) before
 taxes..................    2.7       2.7      0.2         (29.5)          9.3
Income tax expense
 (benefit)..............    0.7       1.0      0.1         (10.9)          3.2
                          -----     -----    -----     ---------     ---------
Net income (loss).......    2.0 %     1.7%     0.1 %       (18.6)%         6.0 %
                          =====     =====    =====     =========     =========

Net Sales Segment Data:
Geographic
  Americas..............   66.5 %    66.1%    66.5 %        64.1 %        63.8 %
  Europe................   26.7      27.7     26.5          29.5          28.0
  Asia Pacific..........    6.8       6.2      7.0           6.4           8.2

 Three Months Ended February 27, 2000 as Compared to Three Months Ended February 28, 1999

   Net sales. Total net sales for the three months ended February 27, 2000 decreased 15.3% to $1.1 billion, as compared to $1.3 billion in the same period in 1999. The decrease was primarily due to volume declines in Levi's(R) brand products in the United States and Europe as a result of the continued erosion of younger consumers' perception of our Levi's(R) brand and intense competition from designer and private label products. Also contributing to the decrease were lower average unit selling prices worldwide caused by a higher proportion of closeout sales in line with our intensive efforts to clear inventories of slow-moving or obsolete fashion products. In the Americas, net sales decreased 15.8% to $690.5 million, as compared to $819.8 million in the same period in 1999. In Europe, net sales decreased 19.6% to $303.0 million, as compared to $377.0 million in the same period in 1999. Approximately half of the decline in Europe was due to a stronger U.S. dollar to European currencies exchange rate. In the Asia Pacific region, net sales increased 9.1% to $88.9 million, as compared to $81.5 million in the same period in 1999, partially attributable to the weaker U.S. dollar to yen exchange rate. Approximately $30.0 million of the decrease in total net sales for the three months ended February 27, 2000, as compared to the same period in 1999, was due to the effects of translating non-U.S. currency reported sales results into U.S. dollars.

   Gross profit. Gross profit as a percentage of net sales, or gross margin, for the three months ended February 27, 2000 increased to 41.6%, as compared to 36.3% in the same period in 1999. Higher proportions of higher margin basic denim products sold in all regions contributed to the increase. In addition, during the three months ended February 27, 2000, we realized the benefit of cost reductions associated with plant closures due to the reduction of plant downtime.

   Marketing, general and administrative expenses. Marketing, general and administrative expenses for the three months ended February 27, 2000 decreased 23.1% to $322.1 million, as compared to $419.1 million in the same period in 1999. Consequently, marketing, general and administrative expenses as a percentage of net sales decreased to 29.8%, as compared to 32.8% in the same period in 1999. These decreases were primarily due to lower total salary and wages resulting from headcount reductions and lower sales volume-related, information technology and advertising expenses. Sales volume-related marketing, general and administrative expenses such as selling, distribution and freight decreased in line with the reduction in sales volume. The lower salary and wages and information technology expenses were due primarily to our focus on cost containment and overhead reduction. We also incurred minimal information technology expenses associated with our year 2000 compliance effort. Advertising expense for the three months ended February 27, 2000 decreased 27.7% to $81.8 million, as compared to $113.2 million in the same period in 1999. Our advertising expenses decreased because we lowered our media advertising costs by focusing on key youth segments in relevant media, slightly offset by the costs associated with an increased emphasis on retail presentation and the launch of our new Levi's(R) Engineered Jeans(TM) line.

   Excess capacity/restructuring expenses. For the three months ended February 27, 2000, we recorded no charges, as compared to charges of $394.1 million in the same period in 1999 from the closure of 11 manufacturing facilities in North America.

   Interest expense. Interest expense for the three months ended February 27, 2000 increased 31.6% to $56.8 million, as compared to $43.2 million in the same period in 1999. This increase was due to a higher average cost of borrowing resulting from higher interest rates associated with the new credit facility agreements and an equipment financing agreement, higher average debt outstanding and higher market interest rates.

   Other (income) expense, net. Other (income) expense, net includes items such as interest income, hyper-inflationary transaction gains and losses in foreign countries, foreign exchange gains and losses on our hedging program, licensee income and gains and losses on sale of property, plant and equipment. Other (income) expense, net for the three months ended February 27, 2000 increased 80.7% to $29.1 million, as compared to $16.1 million in the same period in 1999. This increase was primarily attributable to a $26.1 million gain on the sale of two office buildings in San Francisco located next to our corporate headquarters, offset by lower net gains on foreign currency contracts. Net currency gains are primarily due to the fluctuations of various currencies in relation to foreign currency hedging positions.

   Income tax expense (benefit). Income tax expense for the three months ended February 27, 2000 was $35.1 million, as compared to an income tax benefit of $139.3 million in the same period in 1999. The income tax benefit for the three months ended February 28, 1999 was generated primarily from the excess capacity restructuring charge of $394.1 million that created a pre-tax loss. Our effective tax rate for the three months ended February 27, 2000 was 35.0%, as compared to 37.0% for the same period in 1999. The lower tax rate for the three months ended February 27, 2000 was due to a reassessment of potential tax settlements.

   Net income (loss). Net income for the three months ended February 27, 2000 increased to $65.2 million, as compared to a net loss of $237.2 million in the same period in 1999. Net income for the three months ended February 27, 2000 included a $26.1 million pre-tax gain related to the sale of two office buildings. Net loss for the three months ended February 28, 1999 included a pre-tax excess capacity reduction charge of $394.1 million. Excluding the impacts of these one-time charges, net income for the three months ended February 27, 2000 would have increased by $37.2 million to $48.2 million, as compared to $11.0 million for the same period in 1999. Lower marketing, general and administrative expenses and increases in gross profit as a percentage of sales contributed to the increase in net income for the three months ended February 27, 2000, partially offset by lower net sales and higher interest expense.

 Year Ended November 28, 1999 as Compared to Year Ended November 29, 1998

   Net sales. Total net sales in fiscal year 1999 decreased 13.7% to $5.1 billion, as compared to $6.0 billion in fiscal year 1998. Net sales declined worldwide in Levi's(R) brand basic denim products as the consumer market trended towards more fashion denim, designer and private label products, as well as non-denim products. Factors contributing to our fiscal year 1999 net sales decline were difficulties in matching production with demand and a higher percentage of closeout sales needed to reduce the buildup of inventories. In the Americas, net sales decreased 13.2% to $3.4 billion, as compared to $3.9 billion in fiscal year 1998. In Europe, net sales decreased 17.6% to $1.4 billion, as compared to $1.7 billion in fiscal year 1998. In the Asia Pacific region, net sales decreased 3.0% to $358.4 million, as compared to $369.4 million in fiscal year 1998. Changes in foreign exchange rates had a minimal impact on total net sales. In fiscal years 1999 and 1998, we had one customer that represented approximately 11% and 12%, respectively, of total net sales. No other customer accounted for more than 10% of total net sales.

   Gross profit. Gross profit as a percentage of net sales, or gross margin, decreased to 38.1% in fiscal year 1999, as compared to 42.4% in fiscal year 1998. The decrease was primarily attributable to unfavorable product mix and increased production downtime. Idle capacity associated with production downtime occurred in 1999 as factory production was curtailed prior to fully closing some North American and European plants. In fiscal year 1999 we determined that the sell-off of obsolete goods would continue in fiscal year 2000 and thus inventories were marked down accordingly resulting in higher costs of goods sold.

   Marketing, general and administrative expenses. Marketing, general and administrative expenses for fiscal year 1999 decreased 11.1% to $1.6 billion, as compared to $1.8 billion in fiscal year 1998. Marketing, general and administrative expenses as a percentage of net sales in fiscal year 1999 increased to 31.7%, as compared to 30.8% in fiscal year 1998. The dollar decrease resulted primarily from reduced selling and distribution costs associated with lower unit volume shipments, decreases in performance-related incentives and reductions in administrative and overhead expenses associated with cost reduction efforts. Advertising expenses in fiscal year 1999 increased 5.0% to $490.2 million, as compared to $466.7 million in fiscal year 1998 primarily due to various initiatives we implemented to revitalize our brand. Advertising initiatives in fiscal year 1999 included worldwide music sponsorship programs, a new Pan-European marketing campaign and a renewed focus on U.S. Dockers(R) brand promotions.

   Excess capacity reduction/restructuring expenses. For fiscal year 1999, we incurred charges of $497.7 million, as compared to $250.7 million in fiscal year 1998. These charges were associated with the plant closures in North America and Europe and with our corporate overhead restructuring initiatives.

   Global Success Sharing Plan. In fiscal year 1999, we reversed into income $343.9 million of previously recorded expenses associated with the Global Success Sharing Plan, as compared to an expense of

$90.6 million recognized in fiscal year 1998. This reversal of the Global Success Sharing Plan liability was based on our lower estimate of financial performance through the year 2001.

   Interest expense. Interest expense in fiscal year 1999 increased 2.8% to $183.0 million, as compared to $178.0 million in fiscal year 1998. This increase was due to higher average debt outstanding throughout most of fiscal year 1999. The increase in outstanding debt was primarily due to the cash outflows associated with plant closures and restructuring initiatives.

   Other (income) expense, net. Other (income) expense, net in fiscal year 1999 increased to $16.5 million, as compared to a $9.5 million net expense in fiscal year 1998. This change was primarily attributable to net gains on foreign currency contracts in fiscal year 1999, as compared to net losses in fiscal year 1998. Net currency gains and losses are primarily due to currency fluctuations in relation to our foreign currency hedging positions.

   Income tax expense (benefit). Income tax expense for fiscal year 1999 decreased 94.8% to $3.1 million, as compared to $60.2 million in fiscal year 1998. The decrease in income tax expense is consistent with the decrease in income before taxes as the effective tax rate was 37.0% for both fiscal years.

   Net income (loss). Net income for fiscal year 1999 decreased 94.8% to $5.4 million, as compared to $102.5 million in fiscal year 1998. Net income for fiscal years 1999 and 1998 was adversely impacted by the pre-tax North American and European plant closures and restructuring initiatives totaling $497.7 million in fiscal year 1999 and $250.7 million in fiscal year 1998. Offsetting this decrease in fiscal year 1999 was the pre-tax reversal of the Global Success Sharing Plan liability totaling $343.9 million, as compared to a pre-tax charge of $90.6 million in fiscal year 1998. Excluding the charges for the plant closures and restructuring initiatives and the reversal and charge for Global Success Sharing Plan in fiscal years 1999 and 1998, net income for fiscal year 1999 would have decreased by $215.2 million to $102.3 million, as compared to $317.5 million in fiscal year 1998. The principal causes of this decrease were lower net sales and lower gross margin, which were partially offset by lower marketing, general and administrative expenses.

 Year Ended November 29, 1998 as Compared to Year Ended November 30, 1997

   Net sales. Total net sales in fiscal year 1998 decreased 13.2% to $6.0 billion, as compared to $6.9 billion in fiscal year 1997. The decrease from fiscal year 1997 was a result of lower sales volumes, primarily due to worldwide decline in consumer demand for our Levi's(R) basic denim products. This was a result of a consumer market trend towards more fashion denim and non-denim products, intense competition from designer and private label products and a poor economy in the Asia Pacific region. Net sales also declined as a result of insufficient product innovation, poor presentation of product at retail and challenges in accurately matching production with forecasted demand. In addition, net sales in fiscal year 1998 decreased from fiscal year 1997 by approximately 2.0% due to the effects of translating non-U.S. currency sales to the U.S. dollar. In the Americas, net sales in fiscal year 1998 decreased 13.7% to $3.9 billion, as compared to $4.6 billion in fiscal year 1997. In Europe, net sales in fiscal year 1998 decreased 9.7% to $1.7 billion, as compared to $1.8 billion in fiscal year 1997. In the Asia Pacific region, net sales in fiscal year 1998 decreased by 21.1% to $369.4 million, as compared to $468.0 million in fiscal year 1997. In fiscal years 1998 and 1997, we had one customer that represented approximately 12% and 11%, respectively, of total net sales. No other customer accounted for more than 10% of total net sales.

   Gross profit. Gross profit as a percentage of net sales, or gross margin, in fiscal year 1998 remained relatively flat at 42.4%, as compared to 42.2% in fiscal year 1997. Gross margin increased slightly due to improved product mix, offset by a stronger U.S. dollar and higher product sourcing costs.

   Marketing, general and administrative expenses. Marketing, general and administrative expenses in fiscal year 1998 decreased 10.4% to $1.8 billion, as compared to $2.0 billion in fiscal year 1997. Marketing, general and administrative expenses as a percentage of net sales increased to 30.8%, as compared to 29.8% in fiscal year 1997. Sales volume-related expenses such as distribution, freight and sourcing costs declined in line with net sales reductions. Administrative expenses declined as a result of lower performance-related incentive pay costs and declines in other overhead costs associated with cost reduction efforts. Advertising expenses as a percentage of net sales in fiscal year 1998 increased to 7.8%, as compared to 6.9% million in fiscal year 1997 and reflected various initiatives to revitalize sales volume.

   Excess capacity reduction/restructuring expenses. In fiscal year 1998, we incurred charges of $250.7 million, as compared to $386.8 million in fiscal year 1997. These charges were associated with the plant closures in North America and Europe and with our corporate overhead restructuring initiatives.

   Global Success Sharing Plan. Global Success Sharing Plan expenses in fiscal year 1998 decreased 21.1% to $90.6 million, as compared to $114.8 million in fiscal year 1997. This decrease resulted from the adoption of a lower Global Success Sharing Plan accrual rate, based on revised estimates of financial performance through the year 2001.

   Interest expense (benefit). Interest expense in fiscal year 1998 decreased 16.2% to $178.0 million, as compared to $212.4 million in fiscal year 1997. This decrease was due to lower average debt outstanding that resulted from the repayment of borrowings using cash generated from operations.

   Other (income) expense, net. In fiscal year 1998 there was a net expense of $9.5 million compared to other income, net of $45.4 million in fiscal year 1997. This net expense was primarily attributable to losses on foreign currency hedging contracts in fiscal year 1998, as compared to gains in fiscal year 1997. Net currency gains and losses are primarily due to currency fluctuations in relation to our foreign currency hedging positions.

   Income tax expense (loss). Income tax expense in fiscal year 1998 increased 30.7% to $60.2 million, as compared to $46.1 million in fiscal year 1997. This increase was primarily due to a non-recurring tax benefit in fiscal year 1997 of $40.0 million associated with the restructuring of non-U.S. affiliates under a U.S. tax regulation allowing deductions for previously non-deductible losses. As a result, the effective tax rate for fiscal year 1998 was 37.0%, as compared to 25.0% for fiscal year 1997.

   Net income. Net income in fiscal year 1998 decreased 25.8% to $102.5 million, as compared to $138.2 million in fiscal year 1997. Net income for fiscal years 1998 and 1997 were adversely impacted by charges associated with the restructuring initiatives and the Global Success Sharing Plan. In addition, fiscal year 1997 included a $40.0 million one-time tax benefit. These pre-tax one-time items totaled $341.2 million in fiscal year 1998 and $461.6 million in fiscal year 1997. Excluding the effects of the restructuring initiatives and the Global Success Sharing Plan in fiscal years 1998 and 1997, net income for fiscal year 1998 would have decreased by $94.0 million to $317.5 million, as compared to $411.5 million in fiscal year 1997. The principal cause of this decrease was lower net sales, partially offset by lower marketing, general and administrative expenses.

Restructuring and Excess Capacity Reduction

   The following is a summary of the actions taken and related charges associated with our excess capacity reductions and other restructuring activities:

  . During September 1999, we announced plans to close one manufacturing facility and further reduce overhead costs by consolidating operations in Europe, with an estimated displacement of 960 employees. We recorded an initial charge to set up a reserve of $54.7 million. As of February 27, 2000, the balance of this reserve was $19.9 million, and approximately 810 employees had been displaced. The manufacturing facility was closed in December 1999.

  . In February 1999, we announced the closure of 11 manufacturing facilities in North America. We recorded an initial charge to set up a reserve of $394.1 million. As of February 27, 2000, the balance in this reserve was $145.9 million, and approximately 5,880 employees had been displaced. The 11 manufacturing facilities were closed during 1999.

  . In fiscal year 1999, we recorded an initial charge to set up a reserve of $48.9 million for corporate overhead reorganization initiatives with an estimated displacement of 930 employees upon completion of the reorganization. As of February 27, 2000, the balance of this reserve was $21.5 million, and approximately 360 employees had been displaced.

  . In fiscal year 1998, we recorded an initial charge to set up a reserve of $61.1 million for corporate overhead reorganization initiatives and $82.1 million for the closure of two North American finishing facilities. Approximately 770 and 990 employees were displaced in connection with the reorganization and facility closures, respectively. As of February 27, 2000, the balances of these reserves were $10.6 million and $9.4 million, respectively. The two North America finishing facilities were closed during 1999.

  . In fiscal year 1998, we recorded an initial restructuring charge to set up a reserve of $107.5 million for reorganization initiatives and the closure of two manufacturing and two finishing facilities in Europe with an estimated displacement of 1,650 employees. As of February 27, 2000, the balance of this reserve was $8.1 million and approximately 1,630 employees had been displaced. The two manufacturing and two finishing facilities were closed in 1999.

  . In November 1997, we announced the closure of one finishing and 10 manufacturing facilities in North America. Those facilities were closed by the end of 1998, resulting in the displacement of approximately 6,400 employees. We recorded an initial charge to set up a reserve of $386.8 million. As of February 27, 2000, the balance of this reserve was $15.5 million.

   The following table summarizes the plant closures and restructuring charges and the resulting cash and non-cash reductions:

                                                                  Balance as of
                                  Initial      Cash     Non-cash  February 27,
                                 Provision  Reductions Reductions     2000
                                 ---------- ---------- ---------- -------------
                                             (Dollars in Thousands)

1997 North American Plant
 Closures......................  $  386,792  $332,421   $38,847     $ 15,524
1998 North American Plant
 Closures......................      82,073    53,347    19,293        9,433
1999 North American Plant
 Closures......................     394,105   225,714    22,472      145,919
1998 Corporate Restructuring
 Initiatives...................      61,062    49,500       983       10,579
1999 Corporate Restructuring
 Initiatives...................      48,889    27,418       --        21,471
1998 European Restructuring and
 Plant Closures................     107,523    91,077     8,336        8,110
1999 European Restructuring and
 Plant Closures................      54,689    34,734        55       19,900
                                 ----------  --------   -------     --------
  Total as of February 27,
   2000........................  $1,135,133  $814,211   $89,986     $230,936
                                 ==========  ========   =======     ========

   The balance of the above reserves as of February 27, 2000 was $230.9 million, of which $56.5 million was included as a reduction to property, plant and equipment on the balance sheet and was a non-cash item, while the remaining balance of $174.4 million was included in restructuring reserves on the balance sheet and will be paid in cash. Approximately $145.0 million of this balance is expected to be paid by the end of fiscal year 2000, with the remaining balance expected to be paid in 2001.

Liquidity and Capital Resources

   Our principal capital requirements have been to fund working capital, to pay down debt and for capital expenditures. We have historically relied on internally generated funds and bank borrowings to finance our operations. As of February 27, 2000, total cash and cash equivalents were $106.0 million, an $8.3 million increase over the $97.7 million cash balance reported as of February 28, 1999 and a decrease of $86.8 million from the $192.8 million reported as of November 28, 1999.

   Our capital spending in fiscal year 1999 was $61.1 million, as compared to $116.5 million in fiscal year 1998 and $121.6 million in fiscal year 1997. Our capital expenditure plan for fiscal year 2000 contemplates

$50.0 million in expenditures, primarily for maintenance and purchase of equipment at our remaining manufacturing facilities and distribution centers, and for computer systems. As a result of our plant closures in 1998 and 1999, we expect to have reduced capital spending for manufacturing activities than in the past.

   Cash provided by/used in operations. Cash provided by operating activities for the three months ended February 27, 2000 increased 38.2% to $60.3 million, as compared to $43.6 million in the same period in 1999. Inventory decreased due to our inventory initiatives, which included tighter inventory control, lead-time reduction and an aggressive program to dispose of obsolete inventory. Net deferred tax assets decreased during the three months ended February 27, 2000 primarily due to the spending related to the excess capacity reduction and restructuring initiatives. Restructuring reserves decreased due to spending associated with restructuring initiatives and plant closures. Accrued salaries, wages and employee benefits, and long-term employee benefits decreased during the three months ended February 27, 2000 as a result of the reduced number of employees and timing differences.

   Cash used by operating activities in fiscal year 1999 was $173.8 million, as compared to cash provided by operating activities of $223.8 million in fiscal year 1998. This change was primarily due to increased spending associated with plant closures and restructuring initiatives and lower sales in fiscal year 1999. The decrease in long-term employee related benefits during fiscal year 1999 primarily reflected the reversal of the prior year's accruals for Global Success Sharing Plan and reductions in deferred compensation. Inventory decreased during fiscal year 1999 primarily due to reduced production levels. The increase in income tax receivable for fiscal year 1999 reflected an expected income tax refund based upon a carryback of a net operating loss to be reported on our income tax return.

   Cash provided by operating activities in fiscal year 1998 decreased 61.0% to $223.8 million, as compared to $573.9 million in fiscal year 1997 primarily due to lower sales and spending associated with the plant closures announced in fiscal year 1997. The increase in long-term employee related benefits during fiscal year 1998 reflected increased cumulative accruals for Global Success Sharing Plan and deferred compensation.

   Cash provided by/used for investing activities. Cash provided by investing activities during the three months ended February 27, 2000 was $105.0 million, as compared to net cash used for investing activities of $9.8 million during the same period in 1999. This increase in cash provided by investing activities resulted primarily from proceeds received on increased sales of property, plant and equipment, higher realized gains on net investment hedges and lower purchases of property, plant and equipment. The higher proceeds received on the sale of property during the three months ended February 27, 2000 was primarily attributable to a sale in February 2000 of two office buildings in San Francisco located adjacent to our corporate headquarters.

   Cash provided by investing activities in fiscal year 1999 was $62.4 million, as compared to net cash used by investing activities of $82.7 million in fiscal year 1998. This change was primarily due to an increase in proceeds from the sale of property, plant and equipment mainly associated with the plant closures, and lower purchases of property, plant and equipment in fiscal year 1999. In addition, in fiscal year 1999 we had net realized gains on hedging of our net investments, as compared to net losses in fiscal year 1998.

   Cash used for investing activities in fiscal year 1998 increased 7.6% to $82.7 million, as compared to $76.9 million in fiscal year 1997. This increase was primarily due to net realized losses on hedging of our net investments in fiscal year 1998, as compared to net gains in fiscal year 1997, partially offset by an increase in proceeds from the sale of property, plant and equipment in fiscal year 1998 mainly associated with the plant closures.

   Cash provided by/used for financing activities. Cash used for financing activities for the three months ended February 27, 2000 increased to $251.2 million, as compared to $17.8 million in the same period in 1999 as a result of amendments to our credit facility agreements and continued debt repayments on existing debt. These increases were partially offset by proceeds from the new credit facility and equipment financing agreements.

   Cash provided by financing activities in fiscal year 1999 was $224.2 million, as compared to net cash used for financing activities of $194.5 million in fiscal year 1998. This change was primarily due to an increase in debt financing in fiscal year 1999.

   Cash used for financing activities in fiscal year 1998 decreased 63.3% to $194.5 million, as compared to $530.3 million in fiscal year 1997 primarily due to the repayment of debt with cash generated from operations.

   In early March 2000, we received income tax refunds in cash in the amount of $66.3 million associated with a carryback of a net operating loss reported on our income tax return.

   Credit Agreements. On January 31, 2000, we amended each of our three existing credit agreements, and we entered into one new $450.0 million bridge credit agreement. The new credit facilities include the following terms:

  . The maturity date for all four credit facilities is January 31, 2002. Borrowings under the credit facilities bear interest at the London Interbank Offered Rate, or the agent bank's base rate, plus an incremental borrowing spread ranging from 3.00% to 3.25% over the London Interbank Offered Rate, or 1.75% to 2.00% over the base rate, a substantial increase from the prior spread. Additional fees will be incurred and increases in the borrowing spread will occur on February 1, 2001 if we have not completed a private or public capital-raising transaction of at least $300.0 million by that date and used those proceeds to reduce commitments under the bank credit facilities.

  . The credit agreements provide for a total of $200.0 million in minimum commitment reductions in 2000 and 2001 and mandatory prepayments from specified transactions we may effect during the term of the facilities, including equipment and real estate financings, asset dispositions and foreign subsidiary receivables securitizations. We are also obligated to prepay borrowings ratably under the credit facilities with up to 60% of our excess cash flow (after voluntary prepayments) as defined in the credit agreements.

   At February 27, 2000, we had borrowings of approximately $1.3 billion outstanding under these bank credit facilities. These facilities also support letters of credit and interest rate and foreign exchange risk management activities. At the time we amended our existing credit agreements and entered into the new bridge agreement, we terminated a domestic receivables securitization facility.

   In addition, in December 1999, we entered into a five-year $89.5 million credit facility secured by most of the equipment located at our distribution centers in Nevada, Mississippi and Kentucky. At February 27, 2000, there was $89.5 million principal amount outstanding under this facility. In February 2000, several of the Company's European subsidiaries entered into receivables securitization financing agreements with several lenders under which those subsidiaries may borrow up to $125.0 million, subject to specified operational conditions. No borrowings have been made under the facilities. See the caption "Description of Other Indebtedness" for more information about these credit arrangements.

   The following table sets forth the required total long and short-term debt principal payments and commitment reductions as of February 27, 2000 for the next five years and thereafter:

            Year                    Payments/Reductions
            ----                   ----------------------
                                   (Dollars in Thousands)

            2000..................       $  234,627
            2001..................           11,297
            2002..................        1,099,689
            2003..................          365,988
            2004..................            8,520
            Thereafter............          683,356
                                         ----------
              Total...............       $2,403,477
                                         ==========

Seasonality and Backlog

   Our sales do not vary substantially by quarter in any of our three regions, as the apparel industry has become less seasonal due to more frequent selling seasons and offerings of both basic and fashion oriented merchandise throughout the year. In addition, all of our orders are subject to cancellation. Therefore, our order backlog may not be indicative of future shipments.

Foreign Currency Fluctuations

   The functional currency for most of our foreign operations is the applicable local currency. For those operations, assets and liabilities are translated into U.S. dollars using period-end exchange rates and income and expense accounts are translated at average monthly exchange rates. The U.S. dollar is the functional currency for foreign operations in countries with highly inflationary economies and certain other subsidiaries. The translation adjustments for these entities are included in other (income) expense, net.

Year 2000

   We experienced no material disruption in customer or supplier relationships, revenue patterns or customer buying patterns as a result of the year 2000 problem. There have been no losses of revenue and we do not believe that any future contingencies related to year 2000 would have a material impact on our business.

Effects of Inflation

   We believe that the relatively moderate rates of inflation which have been experienced in the regions where most of our sales occur have not had a significant effect on our net sales or profitability.

Euro Conversion

   We have a multi-functional Euro project team responsible for ensuring our ability to operate effectively during the Euro transition phase and through final Euro conversion. Our total program costs are not expected to be material. We have developed marketing and pricing strategies for implementation throughout the more open European market.

   We are currently able to make and receive payments in Euros and will convert financial and information technology systems to be able to use Euros as the base currency in relevant markets prior to January 1, 2002. Based on the analysis and actions taken to date, we do not expect the Euro conversion to materially affect our consolidated financial position, results of operations or cash flow.

Market Risk Disclosure

 Derivative Financial Instruments

   We are exposed to market risk primarily related to foreign exchange, interest rates and the price of cotton. We actively manage foreign currency and interest rate risk with the objective of reducing fluctuations in actual and anticipated cash flows by entering into a variety of derivative instruments including spot, forward, options and swaps. We currently do not hedge our exposure to the price of cotton with derivative instruments.

 Foreign Exchange Risk

   Foreign exchange market risk exposures are primarily related to cash management activities, raw material and finished goods purchases and anticipated dividend and royalty flows from affiliates.

   The following table presents notional amounts, average exchange rates and fair values for forward and swap contracts by currency. All amounts are stated in U.S. dollar equivalents. The notional amount represents the total net position outstanding as of the stated date. A positive amount represents a long position in U.S. dollars, while a negative amount represents a short position in U.S. dollars, versus the relevant currency. The net position is the sum of all buy transactions minus the sum of all sell transactions. The unrealized gain (loss) is the fair value of the outstanding position. The average forward rate is the forward rate weighted by the total of the transacted amounts. All transactions will mature during fiscal year 2000.

                   Outstanding Forward and Swap Transactions
                  (Dollars in Thousands Except Average Rates)

Currency                               Data              As of Nov. 28, 1999 As of Feb. 27, 2000
--------                               ----              ------------------- -------------------
Australian Dollar......... Notional amount                    $ (16,528)          $(11,059)
                           Unrealized gain                          230                676
                           Average forward rate                    0.65               0.65

Canadian Dollar........... Notional amount                    $ (50,360)          $(27,446)
                           Unrealized gain                           64                133
                           Average forward rate                    1.46               1.45

Euro...................... Notional amount                    $(137,416)          $(79,399)
                           Unrealized gain                       18,672             15,884
                           Average forward rate                    1.06               1.02

British Pound............. Notional amount                    $ (81,591)          $(76,871)
                           Unrealized gain                          675              1,529
                           Average forward rate                    1.62               1.63

Japanese Yen.............. Notional amount                    $(115,369)          $(85,646)
                           Unrealized gain (loss)                (3,175)             4,956
                           Average forward rate                  106.47             106.91

Mexican Peso.............. Notional amount                    $  (7,339)               --
                           Unrealized gain (loss)                  (110)               --
                           Average forward rate                    9.47                --

Swedish Krona............. Notional amount                    $ (94,675)          $(59,582)
                           Unrealized gain                          655                940
                           Average forward rate                    8.32               8.54

Other Currencies.......... Notional amount                    $ (10,406)          $  6,365
                           Unrealized gain (loss)                   (79)                 3
                           Average forward rate                     N/A                N/A
                                                              ---------           --------
Total Unrealized Gain.....                                    $  16,932           $ 24,121
                                                              =========           ========

   The following table presents notional amounts, average strike rates, book values and fair values of outstanding foreign currency options. All amounts are stated in U.S. dollar equivalents. The notional amount represents the total net position outstanding as of the stated date should the option be exercised. A positive amount represents a long position in U.S. dollars, while a negative amount represents a short position in U.S. dollars, versus the relevant currency. The carrying value is the amount reported in our financial statements. It equals the sum of the non-amortized portion of the option premium and the intrinsic value of the option. The market value represents the fair value reported by our counterparts. The average strike rate is weighted by the total of the notional amounts. All transactions will expire during fiscal year 2000.

                        Outstanding Options Transactions
                  (Dollars in Thousands Except Average Rates)

Currency                             Data            As of Nov. 28, 1999 As of Feb. 27, 2000
--------                             ----            ------------------- -------------------
Australian Dollar......... Notional amount                $  3,585                 --
                           Carrying value                       30                 --
                           Market value                       (250)                --
                           Average strike rate                0.65                 --

Canadian Dollar........... Notional amount                $ 30,000            $ 10,000
                           Carrying value                        6                  10
                           Market value                         25                 (48)
                           Average strike rate                1.48                1.45

Euro...................... Notional amount                $365,006            $316,079
                           Carrying value                    9,374               8,277
                           Market value                      6,181               6,916
                           Average strike rate                1.06                1.03

British Pound............. Notional amount                     --             $(29,400)
                           Carrying value                       (2)                --
                           Market value                         53                 482
                           Average strike rate                1.61                1.58

Hong Kong Dollar.......... Notional amount                $  3,000            $  3,000
                           Carrying value                      --                  --
                           Market value                         (2)                  0
                           Average strike rate                7.93                7.93

Japanese Yen.............. Notional amount                $ 55,000            $ 75,000
                           Carrying value                   (1,602)              1,189
                           Market value                     (3,749)              1,600
                           Average strike rate              111.83              112.55

Swedish Krona............. Notional amount                $ 30,902            $ 39,200
                           Carrying value                      --                  --
                           Market value                         30                (144)
                           Average strike rate                8.40                8.82
                                                          --------            --------

Total Carrying Value......                                $  7,806            $  9,476
                                                          ========            ========

Total Market Value........                                $  2,288            $  8,806
                                                          ========            ========

 Interest Rate Risk

   We have an interest rate risk management policy designed to manage the interest rate risk on our borrowings by entering into a variety of interest rate derivatives.

   The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and interest rates by contractual maturity dates. The applicable floating rate index is included for variable rate instruments. Notional amounts are the amounts outstanding at the end of the stated period. All amounts are stated in U.S. dollar equivalents.

               Interest Rate Sensitivity as of February 27, 2000
                 (Dollars in Thousands Unless Otherwise Stated)

                                                              Year Ended
                                       -------------------------------------------------------------------
                                                                                                             Fair Value
                           Q1 2000        2000         2001        2002       2003       2004       2005      Q1 2000
                          ----------   ----------   ----------   --------   --------   --------   --------   ----------
Debt Instruments
Fixed Rate (US$)......... $  859,500   $  855,833   $  850,548   $844,774   $488,465   $481,571   $450,000   $  569,729
 Average Interest Rate...       7.05%        7.05%        7.02%      7.02%      7.15%      7.13%      7.00%         --
Fixed Rate (Yen 20
 billion)................ $  180,180   $  180,180   $  180,180   $180,180   $180,180   $180,180   $180,180   $   72,072
 Average Interest Rate...       4.25%        4.25%        4.25%      4.25%      4.25%      4.25%      4.25%         --
Variable Rate (US$)...... $1,333,000   $1,332,180   $1,331,138   $ 36,995   $ 25,741   $ 24,365        --    $1,338,687
 Average Interest Rate*..       7.87%        7.87%        7.87%      9.39%      9.39%      9.39%       --           --

Interest Rate Derivative
 Financial Instruments
 Related to Debt
Interest Rate Swaps
 Payer swaps (Pay
  fix/Receive variable).. $  425,000          --           --         --         --         --         --    $   (1,002)
 Average rate received =
  US$ 3 month LIBOR......       6.11%         --           --         --         --         --         --           --
 Average rate paid.......       6.72%         --           --         --         --         --         --           --

 Receiver swaps (Receive
  fix/Pay variable)...... $  325,000   $  325,000   $  325,000   $325,000   $200,000   $200,000   $200,000   $   (7,590)
 Average rate received...       6.84%        6.84%        6.84%      6.84%      6.80%      6.80%      6.80%         --
 Average rate paid = US$
  3 month LIBOR..........      +6.22bp      +6.15bp      +6.15bp    +6.15bp   +10.00bp   +10.00bp   +10.00bp        --

 Receiver swaps (Receive
  fix/Pay variable) with
  periodic "Knock-Out'
  option................. $   50,000   $   50,000   $   50,000   $ 50,000        --         --         --    $   (1,726)
 Average rate received...       6.58%        6.58%        6.58%      6.58%       --         --         --           --
 Average rate paid = US$
  6 month LIBOR..........       6.13%         --           --         --         --         --         --           --

--------
* Assumes no change in short-term interest rates

               Interest Rate Sensitivity as of November 28, 1999
                 (Dollars in Thousands Unless Otherwise Stated)

                                                            Year Ended
                                       ---------------------------------------------------------------
                                                                                                            Fair
                                                                                                           Value
                           Q4 1999       2000       2001       2002       2003       2004       2005      Q4 1999
                          ----------   --------   --------   --------   --------   --------   --------   ----------
Debt Instruments
Fixed Rate (US$)......... $  800,000   $800,000   $800,000   $800,000   $450,000   $450,000   $450,000   $  626,307
 Average Interest Rate...       6.91%      6.91%      6.91%      6.91%      7.00%      7.00%      7.00%         --
Fixed Rate (Yen 20
 billion)................ $  188,679   $188,679   $188,679   $188,679   $188,679   $188,679   $188,679   $  148,113
 Average Interest Rate...       4.25%      4.25%      4.25%      4.25%      4.25%      4.25%      4.25%         --
Variable Rate (US$)...... $1,642,836   $631,800   $631,800        --         --         --         --    $1,650,315
 Average Interest Rate*..       6.12%      6.16%      6.16%       --         --         --         --           --

Interest Rate Derivative
 Financial Instruments
 Related to Debt
Interest Rate Swaps
 Payer swaps (Pay
  fix/Receive variable).. $  425,000        --         --         --         --         --         --    $   (2,119)
 Average rate received =
  US$ 3 month LIBOR......       5.49%       --         --         --         --         --         --           --
 Average rate paid.......       6.72%       --         --         --         --         --         --           --

 Receiver swaps (Receive
  fix/Pay variable)...... $  325,000   $325,000   $325,000   $325,000   $200,000   $200,000   $200,000   $   (1,596)
 Average rate received...       6.91%      6.84%      6.84%      6.84%      6.80%      6.80%      6.80%         --
 Average rate paid = US$
  3 month LIBOR..........      +5.69bp    +6.15bp    +6.15bp    +6.15bp   +10.00bp   +10.00bp   +10.00bp        --

 Receiver swaps (Receive
  fix/Pay variable) with
  periodic "Knock-Out'
  option................. $   50,000   $ 50,000   $ 50,000   $ 50,000        --         --         --    $   (1,124)
 Average rate received...       6.58%      6.58%      6.58%      6.58%       --         --         --           --
 Average rate paid = US$
  6 month LIBOR..........       6.13%       --         --         --         --         --         --           --

--------
* Assumes no change in short-term interest rates

New Accounting Standards

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In June 1999, the FASB delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. We will adopt SFAS 133 the first day of fiscal year 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts, and for hedging activities. In summary, SFAS 133 requires all derivatives to be recognized as assets or liabilities at fair value. Fair value adjustments are made either through earnings or equity, depending upon the exposure being hedged and the effectiveness of the hedge. We have not yet quantified all effects of adopting SFAS 133 on its financial statements. However, the adoption of SFAS 133 could increase volatility in earnings and other comprehensive income or result in certain changes in our business practices. We currently have an implementation team in place that is determining the method of implementation and evaluating all effects of adopting SFAS 133.

                                    BUSINESS

Overview

   We are one of the world's leading branded apparel companies with operations in more than 40 countries. We design and market jeans and jeans-related pants, casual and dress pants, shirts, jackets and related accessories for men, women and children under our Levi's(R), Dockers(R) and Slates(R) brands. Our products are primarily distributed in the United States through chain retailers and department stores and abroad through department stores and specialty retailers. We also maintain a network of approximately 750 franchised or independently owned stores dedicated to our products outside the United States and operate a small number of company-owned stores.

   We believe there is no other apparel company with a comparable global presence in either the jeans or casual pants segment of the apparel market. Since our founder Levi Strauss invented the blue jean in 1873, Levi's(R) jeans have become one of the most successful and widely recognized brands in the history of the apparel industry. According to a 1999 study performed on our behalf by an international market research firm, the Levi's(R) brand is the most recognized casual clothing brand in all 17 of the markets in which the study was conducted, including the United States, Canada, Germany, Italy, France, the United Kingdom, Japan and Australia. More 15 to 39 year old consumers in these markets name the Levi's(R) brand first as a casual clothing brand than any other competitor. Our Dockers(R) brand of casual pants, introduced in 1986, is also widely recognized in the United States and a growing number of markets abroad. According to industry research, approximately 71% of U.S. male consumers ages 18 to 45 own Dockers(R) brand casual pants. According to NPD Group's point of sale tracking, in the United States our Slates(R) brand of dress pants sold the most units of any single dress pant brand within traditional department stores in 1999. Jeans and casual and dress pants represented approximately 85% of our total units sold in 1999. Basic jeans are our key generator of sales and gross profits.

            Levi's(R) Brand        Dockers(R) Brand       Slates(R) Brand
            ---------------        ----------------       ---------------
Products:   Men's, women's and     Men's, women's and     Men's and in Fall
            kids' -jeans, jeans    boys' -casual pants,   2000 women's - dress
            related products,      shorts, skirts, knit   pants, skirts, tops,
            knits and woven tops,  and woven tops,        jackets, outerwear
            outerwear and          outerwear and          and accessories
            accessories            accessories

Geographic  Men's and women's -    Men's and women's -    Men's and women's -
 Markets:    global                 global                 U.S. only
            Kids' - primarily      Boys' - U.S. only
            U.S.

Percentage
 of 1999
 Net
 Sales:     76%                    22%                    2%

   Our business is currently organized into three geographic divisions: the Americas, consisting of the United States, Canada and Latin America; Europe, including the Middle East and Africa; and Asia Pacific. Our operations in the United States are conducted primarily through Levi Strauss & Co., while our operations outside the United States are conducted primarily through foreign subsidiaries owned directly or indirectly by Levi Strauss & Co. In 1999 we had net sales of $5.1 billion, of which the Americas, Europe and Asia Pacific accounted for 66.5%, 26.5% and 7.0%, respectively. In 1999, we had EBITDA of $295.1 million and adjusted EBITDA of $448.9 million. For the three months ended February 27, 2000, we had net sales of $1.1 billion and EBITDA and adjusted EBITDA of $148.5 million.

   Our operating performance has deteriorated in recent years. Our net sales fell from $7.1 billion in 1996 to $5.1 billion in 1999, and our brand equity and market position have declined in all three of our operating regions. This deterioration is attributable to both industry-wide and company-specific factors. Industry-wide factors include consumer market trends towards more fashion denim and non-denim products and intense competition from designer and private label products. Company-specific factors include brand equity erosion, insufficient product innovation, poor presentation of our products at retail, operational problems in our supply chain and weakness in our key distribution channels. In response to these developments, we have, among other things, taken the following restructuring actions:

  . reduced overhead expenses and eliminated excess manufacturing capacity through extensive restructuring initiatives executed during the past three years, including reducing the number of our employees by approximately 18,500 since 1997 and closing 29 of our owned and operated production and finishing facilities in North America and Europe;

  . shifted from manufacturing two-thirds of our U.S. jeans internally in 1997 to manufacturing one-third internally in 1999;

  . reduced corporate infrastructure at our San Francisco and regional headquarters and consolidated and streamlined merchandising, marketing and sales functions in all three of our operating regions; and

  . hired a new senior management team, including a chief executive officer, a chief financial officer, senior vice presidents responsible for worldwide supply chain and worldwide human resources and heads for each of our three operating regions.

   We intend our restructuring efforts to help us achieve our strategic goals of reversing the recent deterioration in our performance and repositioning our business to support future growth. We do not anticipate taking any material restructuring actions relating to additional capacity reductions or reorganization efforts in 2000 or 2001.

Our Business Strategy

   Going forward, our primary strategic goals are to leverage the worldwide recognition of our brand names and our history of product innovation and high product quality to reverse the recent deterioration in our performance and to reposition our business to support future growth. To achieve these goals, we have three key business strategies:

 Reinvigorate our brands through better product innovation and increased consumer and channel relevance.

   We believe that an integrated presentation of new and innovative products and marketing programs targeted to specific consumer and retail segments is crucial to generating consumer demand for our products. We intend to:

  . focus on continually updating our core products and creating new products, such as our Levi's(R) Engineered Jeans(TM), that incorporate design innovations, new fabrics and new finishes and that draw on our long heritage of originality in product design and fabrication;

  . design and market sub-brands and products that are relevant to our various consumer segments ranging from teenagers and trend initiators who demand fashion-forward styles, to urban professionals who desire sophisticated casual wear, as well as to the broad group of consumers who want mainstream, quality branded jeanswear and khaki pants for everyday and business wear;

  . leverage our global brand recognition and marketing capabilities by adopting products and design concepts developed in one region and introducing them to other geographic markets in which we operate;

  . target our sub-brands and product offerings to specific distribution channels in order to reach discrete consumer segments, create differentiation for our retail customers and between our brands, strengthen our position in our existing channels and address shifts in retail distribution channels in both the United States and Europe; and

  . develop product-focused marketing programs using both traditional advertising vehicles such as television, print and point-of-sale materials and non-traditional vehicles such as concert sponsorships, product placement and Internet sites.

 Upgrade the presentation of our product at retail and improve our relationships with our customers.

   We distribute our products in a wide variety of retail formats around the world including through chain and department stores in the United States, Europe and Asia, franchise stores dedicated to our brands and specialty retailers. We intend to:

  . engage in more collaborative planning and performance monitoring processes with our retail customers to achieve better product presentation, assortment and inventory management;

  . improve the presentation of our product at retail through new retailing formats, better fixturing and visual merchandising, on-floor merchandising services and other sales area upgrade programs; and

  . increase the number of franchised or other retail formats dedicated to our Dockers(R) brand products outside the United States in order to present the brand in a focused, image-enhancing environment.

 Improve our supply chain execution and continue to focus on cost reduction.

   We made extensive restructuring changes during the last three years to shift our sourcing base and reduce manufacturing costs and overhead expenses. We must continue improving our supply chain in order to capture the benefits of these changes and become a more effective competitor. We intend to:

  . focus on improving the coordination of our design, merchandising, forecasting, sourcing and logistics processes to reduce product lead times and ensure product availability;

  . improve the linkage of product supply to consumer demand and our ability to ship complete and timely orders to our customers by increasing the efficiency and effectiveness of our business processes; and

  . leverage our restructuring initiatives to further reduce cost of goods sold, operating expenses and inventory costs.

Our Brands and Products

   We market a broad line of branded jeanswear, casual wear and dress pants that appeal to diverse demographic groups in markets around the world. Through a number of sub-brands and product lines under the Levi's(R), Dockers(R) and Slates(R) brands, we target specific consumer segments and provide product differentiation for our retail customers in our selected distribution channels. We focus on creating new, innovative products relevant to our target consumers, as well as ensuring that our core, traditional products are updated with new finishes, fabrications and colors. We strive to leverage our global brand recognition, product design and marketing capabilities to take products and design concepts developed in one region and introduce them in other geographic markets.

 Levi's(R) Brand

   We market jeans and jeans-related products under the Levi's(R) brand around the world. Since their invention in 1873 by our founder, Levi Strauss, Levi's(R) jeans have become one of the most successful and widely recognized brands in the history of the apparel industry. In fiscal year 1999, sales of our Levi's(R) brand products represented approximately 76% of our net sales, and accounted for 69% of net sales in the Americas, 91% of net sales in Europe and 96% of net sales in Asia Pacific.

   According to a 1999 study performed on our behalf by an international market research firm, the Levi's(R) brand was the first brand mentioned 29% of the time by consumers ages 15 to 29 when asked to name a brand of jeans in the United States, 40% in Germany and 53% in Japan, compared with 8%, 14% and 25% for the next brand named in each of those countries. According to consumer purchase tracking studies performed by the market research firms NPD, GfK, AC Nielsen, CAMM and Taylor-Nelson, consumers purchased approximately 800 million pairs of jeans in the United States, Europe and Asia during the 12 months ended

September 1999. The same data indicates that we sold 15% of the jeans sold in the United States, 10% of the jeans sold in key European markets and 21% of the jeans sold in key Asian markets. In each region we believe we sold more jeans than any other single brand of jeans.

   Our Levi's(R) brand offerings include:

  . Red Tab(TM) Products. Our Red Tab(TM) product line, identified by our Tab device trademark on the back pocket, encompasses a variety of basic jeans with different silhouettes, fits and finishes intended to appeal to a wide range of consumers. Our core line is anchored by the classic 501(R) button-fly jean, named by Time Magazine as the "Best Fashion of the Century" in its December 31, 1999 edition. We distribute Red Tab(TM) products worldwide through many of our distribution channels.

  . Silvertab(R) Brand. Our Silvertab(R) brand targets 15 to 19 year olds and offers a more fashion-forward product range featuring technologically advanced fabrics, such as microfiber, nylon ripstop and "oily" canvas and innovative finishes for denim jeans. We distribute Silvertab(R) products primarily through department stores and Original Levi's Store(R) retail shops in the Americas.

  . L2(R) Brand. Our L2(R) brand targets 15 to 24 year old suburban youth who want fashionable products at value pricing. We distribute the L2(R) brand through chain stores in the United States and in Asia.

  . Levi's(R) Engineered Jeans(TM). In December 1999, we introduced Levi's(R) Engineered Jeans(TM) in the first international jeanswear launch in our history. Developed in Europe, the product represents our reinvention of the blue jean. They are ergonomically engineered to fit the body's contours and have a three-dimensional shape that we believe provides innovative design, unique style, superior comfort and ease of movement. We target Levi's(R) Engineered Jeans(TM) to 15 to 24 year olds and are introducing them throughout Asia, Europe and the United States through independent retailers, specialty stores, department stores and Original Levi's Store(R) retail shops.

  . Other. Our other Levi's(R) brand product lines include Lot 53(TM) premium denim jeans, targeted to teenagers and distributed through department stores in the United States; Levi's(R) Vintage Clothing for jean "aficionados," a premium line available through high-end specialty stores and independent retailers in Europe, Asia and the United States; the Levi's(R) Red(TM) collection, a European-developed product designed to reflect both our heritage and modern design concepts; the Sta-Prest(R) product line, originally developed in the 1960s in the United States and later adopted and updated in Europe, featuring a distinctive permanent crease and sharp, clean look; and the All-Duty(TM) product line sold in Europe, which features non-denim functional, military and workwear style products.

 Dockers(R) Brand

   We market casual clothing, primarily pants and tops, under the Dockers(R) brand, in more than 40 countries. We launched the brand in 1986 to address an emerging consumer interest in khaki pants. We believe that the Dockers(R) brand, through its product offering and marketing, played a major role in the resurgence of khaki pants and the movement toward casual attire in the workplace by helping create a standard for casual clothing. Today, according to Cotton, Inc., approximately 70% of U.S. workplaces allow casual business wear at least one day a week. In fiscal year 1999, sales of Dockers(R) brand products represented approximately 22% of our net sales, accounting for 29% of net sales in the Americas, 9% of net sales in Europe and 4% of net sales in Asia Pacific.

   The Dockers(R) brand has been a leader in the U.S. khaki category since its launch. According to Market Facts, Inc., an independent market research firm, 71% of U.S. male consumers ages 18 to 45 own Dockers(R) casual pants. A 1999 tracking study conducted by Russell Research, Inc. reported that 22% of U.S. female consumers ages 25 to 49 own Dockers(R) khakis.

   Our Dockers(R) brand offerings are primarily targeted to men and women ages 25 to 39 and include:

  . Dockers(R) brand. Dockers(R) brand products are the core line of the brand. They include a broad range of casual khaki pants and are complemented by a variety of tops and seasonal pant products in a range of fits, fabrics and styles. We distribute these products through a variety of channels in all three of our operating regions, including department stores and chain stores.

  . Dockers(R) Premium. The Dockers(R) Premium pant line provides a range of cotton pants constructed from premium fabrics with sophisticated details in a range of finishes, fits, styles and colors. We distribute these products through department stores in the United States.

  . Dockers(R) Recode(TM). In Spring 2000, we launched the sub-brand Dockers(R) Recode(TM) exclusively in U.S. department stores in order to appeal to more fashion-involved consumers who want modern casual clothes. A slightly more fashion-forward line of pants and tops, the sub-brand consists of cotton-blended fabrications in a sophisticated color spectrum. Beginning in Fall 2000, the collection will be expanded with an offering of sweaters, outerwear, shoes and belts marketed by our licensees.

  . Dockers(R) K-1 Khakis. The brand's first global product launch, Dockers(R) K-1 Khakis is a premium khaki pant inspired by the authentic army khaki and made from the original Cramerton(R) army cloth. In Fall 2000, we will introduce a complete collection with new colors and fabrics in shirts, sweaters, belts, outerwear and a variety of pants, all inspired by military and antique workwear themes. We distribute Dockers(R) K-1 Khakis through specialty and department stores in the Americas, Europe and Asia.

  . Other. Our other Dockers(R) product lines include Exact(TM) clothing, a Dockers(R) brand, a collection of more refined casual dress styling available through chain stores; Equipment for Legs(TM), performance wear primarily available in Europe; and D(TM) Line products, a new boys' line distributed in the United States targeted towards boys ages 7 to 14.

   We work with established licensees to develop and market complementary products under the Dockers(R) brand, including outerwear and leather goods, men's and women's footwear, men's sweaters, hosiery and golf apparel.

 Slates(R) Brand

   We market dress pants and other products under the Slates(R) brand in the United States. Launched in Fall 1996, the Slates(R) brand became the leading dress pant brand at department stores by the end of 1997. According to the NPD Group's point of sale tracking data, in 1999 the Slates(R) brand sold the most dress pant units of any single brand in traditional department stores, accounting for 21% of units sold. Sales of Slates(R) brand products represented approximately 2% of our net sales in 1999.

   Our Slates(R) brand offerings include:

  . Men's Slates(R). The men's Slates(R) brand collection of pants, shirts, sweaters and outerwear, combines contemporary styles with modern fabrics and colors. We position the brand between casual pants and tailored clothing and design and market it to meet the 25 to 34 year old consumer's desire for a younger and more sophisticated casual look. This brand is distributed to department stores and specialty stores.

  . Women's Slates(R). In Fall 2000, we will add a new line of women's dress-casual clothing to the Slates(R) brand. The line, named "Slates(R) Janet Howard(R)" and designed by Janet Howard, will target women ages 24 to 35 with a designer-inspired line of dress pants, skirts, tops, sweaters and dress jackets. We plan to distribute this line of products to higher-end department stores to fill a gap between the classic and contemporary women's apparel categories.

   For men's products, we produce the pants in the Slates(R) line and work with established licensees to develop and market complementary products under the Slates(R) brand, including a broad assortment of knit and woven tops, sweaters, hosiery and outerwear and, planned for Spring 2001, sportcoats and suits.

Sales, Distribution and Customers

   We distribute our products on a worldwide basis through selected retail channels, including chain stores, department stores, specialty stores, dedicated franchised stores, outlets, Internet sites and mail-order catalogs. Our distribution strategy focuses on:

  . improving the presentation of our products at retail through introducing new retailing formats, executing new fixturing, visual merchandising and other sales area upgrade programs and providing on-floor merchandising services; and

  . strengthening our relationships with our retail customers through more collaborative planning and performance monitoring processes, providing sub-brands and products to specific distribution channels in order to create points of differentiation for our customers and providing them with products targeted for their core consumers.

 Americas

   In the Americas, we distribute our products through national and regional chains, department stores, specialty stores and Original Levi's Store(R) and Dockers(R) Store retail shops. We have approximately 3,000 retail customers operating more than 16,800 locations in the United States and Canada. Sales of Levi's(R), Dockers(R) and Slates(R) products to our top five and top 10 customers in the United States accounted for approximately 34% and 46% of our total net sales in fiscal year 1999, and 51% and 69% of our Americas net sales in fiscal year 1999, as compared to 32% and 43% of our total net sales in fiscal year 1998, and 48% and 65% of our Americas net sales in fiscal year 1998. Our top 10 customers in 1999, on both an Americas and total company basis, were American Retail, Designs, Inc., Dillards, Inc., Federated Department Stores, Inc., Goody's Family Clothing, Inc., J.C. Penney, Kohl's Corporation, The May Department Stores Company, the Mervyn's unit of Target and Sears, Roebuck & Co. J.C. Penney is the only customer that represented more than 10% of our total net sales, accounting for 11%, 12% and 11% of our total net sales in fiscal years 1999, 1998 and 1997. We also target limited distribution premium products like Levi's(R) Vintage Clothing to independent, image-conscious specialty stores in major metropolitan areas who cater to more fashion-forward, trend-influential consumers.

 Europe

   Our European customers include large department stores, such as Corte Ingles in Spain, Galeries Lafayette in France and Karstadt Quelle AG in Germany; dedicated, single-brand Original Levi's Store(R) and Dockers(R) Store retail shops; mail order accounts; and a substantial number of independent retailers operating either a single or small group of jeans-focused stores or general clothing stores. We depend for nearly half our European sales on these independent retailers, who are under increasing pressure from both vertically integrated specialty stores and department stores. The more varied and fragmented nature of European retailing means that we are less dependent on major customers than we are in the United States. In 1999, our top 10 European customers accounted for only 11% of our total European net sales.

 Asia Pacific

   In Asia Pacific, we generate nearly half of our sales through the specialty store channel, which includes multi-brand as well as independently owned Original Levi's Store(R) retail shops. Over 35% of our products are sold through national jean stores, such as Right On Co. LTD and Jeans Mate Corp. in Japan, with the balance distributed through department stores and general merchandise stores. As in Europe, the varied and fragmented nature of Asian retailing means we are less dependent on individual customers in the region. Our Asia Pacific business is heavily weighted toward Japan, which represented approximately 61% of our 1999 net sales in the region.

 Dedicated Stores

   We have a network of approximately 750 franchised or other independently owned stores selling Levi's(R) brand or Dockers(R) brand products exclusively under the "Original Levi's Store(R)," "Levi's(R) Store" and "Dockers(R) Store" names in Europe, Asia, Canada and Latin America. These dedicated-format stores are strategically important as vehicles for demonstrating the breadth of our product line, enhancing brand image and generating sales. These stores also are an important distribution channel in newer and smaller markets in Eastern Europe, Asia Pacific and Latin America. We own and operate a small number of stores dedicated to the Levi's(R) brand, including stores in the United States located in New York, Chicago, Orange County, San Francisco, San Diego, Boston and Seattle and abroad in London, Milan, Paris and Berlin.

   We also own in the United States and Japan, and license third parties in the United States and abroad to operate, outlet stores for the disposition of closeout, irregular and return goods. Sales in fiscal year 1999 through our outlet channels in the United States represented 7% of our Americas net sales and 4% of our total net sales. Our strategy is to use the outlet store channel to support our brands by moving closeout and irregular goods as quickly as possible through the stores and by reducing the flow of goods to channels that are not consistent with brand image and distribution strategies. In order to better meet consumer needs, we supplement the product offering to the outlet stores in the United States by producing selected basic products, including jeans, khaki pants and denim shirts, specifically for those stores.

 Internet

   We operate websites devoted to each of the Levi's(R), Dockers(R) and Slates(R) brands as marketing vehicles to enhance consumer understanding of our brands. We currently do not sell products directly to consumers through the Internet. In the United States, our products are currently sold online through www.macys.com, operated by Federated, and www.jcpenney.com, operated by J.C. Penney, each of which is linked to our brand sites. In Europe, authorized dealers and mail order accounts who meet our standards relating to customer service, return policy, site content, trademark use and other matters may sell our products to consumers through Internet sites.

Advertising and Promotion

   We make substantial investments in advertising, retail and promotion activities in support of our brands to increase consumer relevance and to drive consumer demand. We spent approximately $490.2 million, or approximately 10% of total net sales, on these activities in fiscal year 1999. We advertise through a broad mix of media, including television, national publications, billboards and other outdoor vehicles. We execute both global and region-specific marketing programs to achieve consistent brand positioning while allowing flexibility to optimize program execution in local markets. Recent examples of our global marketing initiatives include our sponsorships of World AIDS Day and the MTV Awards, and advertising campaigns associated with the global launch of Levi's(R) Engineered Jeans(TM).

   Our marketing strategy focuses on:

  . developing clear consumer value propositions that drive product development and messaging in order to differentiate our brands and products;

  . developing integrated marketing programs that effectively coordinate product launches and promotions with specific traditional and non-traditional advertising and retail point of sales activities;

  . creating superior quality advertising and continuing our tradition of award-winning commercials; and

  . enhancing presentation of product at retail through innovative retail initiatives.

   We are increasing our use of less traditional marketing vehicles, including event and music sponsorships, product placement in television shows, music videos and films and alternative marketing techniques, including street-level and nightclub events and similar targeted, small-scale activities. For example, we promote our L2(R) sub-brand through both traditional media and less traditional programs including sponsorship of the Aggressive Skating Association pro in-line skating tour involving a high school exhibition tour and retail partnerships; a tie-in with the teen movie "Whatever it Takes," including wardrobing the stars, personal appearances and in store promotions with a key retailer; and creating a website, www.L2.com, featuring interactive programs for teens.

Competition

   The worldwide apparel industry is highly competitive and fragmented. We compete in all of our markets with numerous designers, manufacturers, private labels and specialty store retailers, both domestic and foreign. The success of our business depends on our ability to shape and stimulate consumer tastes and demands by producing innovative, attractive, and competitively priced fashion products. In fashion sensitive markets such as the jeans and casual wear markets, barriers to entry are sufficiently low so that talented designers and others can become meaningful competitors soon after establishing a new label. We believe that the primary factors upon which we compete are:

  . anticipating and responding to changing consumer demands in a timely manner;

  .  maintaining favorable brand recognition;

  . developing innovative, high-quality products in sizes, colors and styles that appeal to consumers;

  .  pricing products;

  .  providing strong and effective marketing support;

  .  creating an acceptable value proposition for retail customers;

  . ensuring product availability and optimizing supply chain efficiencies with retailers; and

  .  obtaining sufficient retail floor space.

   We believe our competitive strengths include:

  .  strong worldwide brand recognition;

  .  competitive product quality and value;

  . long-standing relationships with leading department stores and other chain stores worldwide;

  . our network of franchised and other Original Levi's Store(R) and Dockers(R) Store retail shops in Europe, Asia, Canada and Latin America; and

  .  our commitment to ethical conduct and social responsibility.

   We believe that the total unit sales of Levi's(R) brand jeans in the United States is second only to the combined total unit sales of VF Corporation's principal jeans brands, Wrangler, Lee and Rustler. We believe that the total unit sales of Levi's(R) brand jeans on a pan-European basis and on a pan-Asia Pacific basis is greater than the total unit sales of jeans of any single brand in those regions and that there is no single competitor offering multiple brands with greater total sales of jeans in either of those regions.

 Americas

   We face intense competition across all of our brands from designer labels, vertically integrated specialty stores, mass merchandisers, private labels and fashion labels. Because we sell both basic and fashion-oriented products under the Levi's(R), Dockers(R) and Slates(R) brands to retailers in diverse channels across a wide range of retail price points, we face a wide range of competitors, including:

  . other jeanswear manufacturers, including VF Corporation, marketer of the Lee, Wrangler and Rustler brands;

  . fashion-oriented designer apparel marketers, including Polo Ralph Lauren Corporation, Calvin Klein, Nautica Enterprises, Guess?, Inc. and Tommy Hilfiger Corp.;

  . vertically integrated specialty stores, including Gap Inc., Abercrombie & Fitch, American Eagle Outfitters Inc., J. Crew and Eddie Bauer, Inc.;

  . lower-volume but high visibility fashion-forward jeanswear brands that appeal to the teenage market, including the FUBU, JNCO, Lucky, MUDD and Diesel brands;

  . casual wear manufacturers, including Haggar Corp., Liz Claiborne, Inc. and Savane International Corp.;

  . retailer private labels, including J.C. Penney's Arizona brand and Sears' Canyon River Blues and Canyon River Khakis brands; and

  .  mass merchandisers, including Wal-Mart Stores, Inc., Target and Kmart.

 Europe

   While there is no one particular brand with a strong pan-European presence, strong local brands and retailers exist in certain markets, including Diesel in Italy and Scandinavia, Pepe in Spain and Lee Cooper in France. Zara, Hennes & Mauritz AB, Energie and other vertically integrated specialty retailers, and athletic wear firms such as adidas-Salomon, also offer competitive products and are an increasing competitive force in the market. Our principal U.S. competitors, including Gap Inc. and VF Corporation, are expanding their collective presence in Europe. While these U.S. competitors generally lack the presence in Europe they enjoy in the United States, we believe they view Europe as a significant growth opportunity, and we anticipate increased competition from them going forward.

 Asia Pacific

   Competitors in the jeanswear market consist of both regional brands, such as Edwin, our principal competitor in Japan, and U.S. brands, including Guess, Lee and Wrangler, which offer basic products available in local markets. Competitors in both jeanswear and casual apparel also include vertically integrated specialty stores, such as UNIQLO, Gap Inc., Esprit and Eddie Bauer in Japan, and Giordano, a more value-focused retailer that operates throughout the region.

Sourcing, Manufacturing and Raw Materials

   We obtain our products from a combination of company-owned facilities and independent manufacturers. Over the last three years, we shifted our sourcing base substantially toward outsourcing by closing 29 company-owned production and finishing facilities in North America and Europe. In 1999, we purchased approximately two-thirds of our U.S. jeans units from independent manufacturers, as compared to approximately one-third in 1997. We believe that outsourcing allows us to maintain production flexibility while avoiding the substantial capital expenditures and costs related to maintaining a large internal production capability.

   Each of our operating regions operates a supply chain network that provides product management, demand-forecasting, quality assurance, manufacturing and logistics support to our brands. Within each of our brands, merchandisers and designers create seasonal product plans that are intended to reflect consumer preferences, market trends and retail customer requirements. During the development phase, the merchandisers and designers work closely with the product managers to ensure completion of manufacturing specifications and costing for each product in the seasonal plan. They also consult with forecast specialists and sales representatives to determine the potential unit volume for the fashion and replenishment products in the plan. Once the brand's seasonal plan is finalized, product managers focus on sourcing the products in the plan.

   We purchase the fabric and raw materials used in our business, particularly denim and twill, from several suppliers, including Cone Mills, Burlington Industries, Galey & Lord, including its Swift Denim subsidiary and

American Cotton Growers. In addition, we purchase thread, trim, buttons, zippers, snaps and various other product components from numerous suppliers. We do not have long-term raw materials or production contracts with any of our principal suppliers, except for Cone Mills, which is the sole worldwide supplier of the denim used for our 501(R) jeans, and which supplied approximately 22%, 24% and 27% in 1999, 1998 and 1997 of the total volume of fabrics we purchased worldwide. Our contract with Cone Mills provides for a rolling five-year term unless either Cone Mills or we elect not to extend the agreement, upon which the agreement will terminate at the end of the then-current term. The contract also ensures our supply for three years following a change of control of Cone Mills. We may terminate the Cone Mills contract at any time upon 30 days notice. We have not experienced any material difficulty in obtaining fabric and other raw materials to meet production needs in the past.

   Our purchased fabrics are shipped directly from fabric manufacturers to our owned manufacturing plants, to cutting facilities for cutting and shipment on to third party contractors or directly to third party contractors for garment construction. In most cases where we use contractors, we retain ownership of the fabric throughout the manufacturing process. We use numerous independent manufacturers, principally in Latin America and Asia, for the production of our garments. We also use contractors who both produce or purchase fabric and sew the garments. These package contractors represent a small but growing percentage of our production and they enable us to reduce working capital relating to work-in-process inventories. We typically conduct business with our contractors on an order-by-order basis. We inspect fabrics and finished goods as part of our quality control program.

   We require all third party contractors who manufacture or finish products on our behalf to abide by a stringent code of conduct that sets guidelines for employment practices such as wages and benefits, working hours, health and safety, working age and disciplinary practices, and for environmental, ethical and legal matters. We assess working conditions and contractors' compliance with our standards on a regular basis and implement continuous improvement plans as needed.

   We operate 22 dedicated distribution centers in 19 countries. Distribution center activities include receiving finished goods from our plants and contractors, inspecting those products and shipping them to our customers. In some instances, we outsource distribution activities to third party logistics providers.

Trademarks

   We regard our trademarks as our most valuable assets and believe they have substantial value in the marketing of our products. Our core trademarks include Levi's(R), Silvertab(R), L2(R), 501(R), Dockers(R), Slates(R), the Arcuate trademark, the Tab device and the Two Horse Brand trademark. We protect these trademarks by registering them with the U.S. Patent and Trademark Office and with governmental agencies in other countries where our products are manufactured and sold. We work vigorously to enforce and protect our trademark rights by engaging in regular market reviews, helping local law enforcement authorities detect and prosecute counterfeiters, issuing cease-and-desist letters against third parties infringing or denigrating our trademarks and initiating litigation as necessary. We also work with trade groups and industry participants seeking to strengthen laws relating to the protection of intellectual property rights in markets around the world. We grant licenses to other parties to manufacture and sell products with our trademarks in product categories and in geographic areas in which we do not operate.

Social Responsibility

   We have a long-standing corporate culture characterized by ethical conduct and social responsibility. Our culture and values are reflected in policies and initiatives that we believe distinguish us from others in the apparel industry. We were a pioneer in many social and cultural areas:

  . We were the first multinational company to develop a comprehensive code of conduct intended to ensure that workers making our products anywhere in the world would do so in safe and healthy working conditions and be treated with dignity and respect.

  . Our commitment to social justice is highlighted by a unique initiative that addresses racial prejudice and seeks to improve race relations by supporting community organizations working together to eliminate racism.

  . We were among the first companies to offer employee benefits such as flexible time-off policies and domestic partner benefits.

  .  We have been a leader in promoting AIDS awareness and education since
     1982.

   We are active in the communities where we have a presence. We and the Levi Strauss Foundation jointly contributed $20.3 million during fiscal year 1999 to community agencies in over 40 countries to support employee volunteerism and programs in AIDS prevention and care, economic empowerment, youth empowerment and social justice. In addition, we support more than 100 community involvement teams worldwide that facilitate employee volunteerism and raise funds for community projects.

Employees

   As of February 27, 2000, we employed approximately 17,500 people, approximately 8,900 of whom were located in the United States. Most of our production and distribution employees in the United States are covered by various collective bargaining agreements. Outside the United States, most of our production and distribution employees are covered by either industry-sponsored and/or state-sponsored collective bargaining mechanisms. We consider our relations with our employees to be good and have not recently experienced any material job actions or labor shortages.

Properties

   We conduct manufacturing, distribution and administrative activities in owned and leased facilities. We have renewal rights in most of our property leases. We anticipate that we will be able to extend these leases on terms satisfactory to us or, if necessary, locate substitute facilities on acceptable terms. We believe our facilities and equipment are in good condition and are suitable for our needs. Information about manufacturing, finishing and distribution facilities and other key operating properties in use as of April 28, 2000 is summarized in the following table:

Location                  Primary Use                               Leased/Owned
--------                  -----------                               ------------
United States
Little Rock, AR.........  Distribution                                 Owned
Hebron, KY..............  Distribution                                 Owned
Canton, MS..............  Distribution                                 Owned
Henderson, NV...........  Distribution                                 Owned
San Antonio, TX.........  Finishing                                    Owned
San Antonio, TX.........  Manufacturing                                Owned
San Francisco, CA.......  Manufacturing                                Owned
Blue Ridge, GA..........  Manufacturing                                Owned
Powell, TN..............  Manufacturing                                Owned
Brownsville, TX.........  Manufacturing                                Owned
El Paso (Kastrin), TX...  Manufacturing                                Owned
San Benito, TX..........  Manufacturing                                Owned
Westlake, TX............  Data Center                                  Leased

Other Americas
Buenos Aires,
 Argentina..............  Distribution                                 Leased
Cotia, Brazil...........  Distribution                                 Leased
Rexdale, Canada.........  Distribution                                 Owned
Stoney Creek, Canada....  Manufacturing                                Owned
Brantford, Canada.......  Finishing                                    Leased
Edmonton, Canada........  Manufacturing                                Leased
Naucalpan, Mexico.......  Distribution                                 Leased

Europe
Schoten, Belgium........  Distribution                                 Leased
Les Ulis, France........  Distribution                                 Leased
Heustenstamm, Germany...  Distribution                                 Owned
Kiskunhalas, Hungary....  Manufacturing, Finishing and Distribution    Owned
Milan, Italy............  Distribution                                 Leased
Amsterdam, Netherlands..  Distribution                                 Leased
Plock, Poland...........  Manufacturing and Finishing                  Leased
Warsaw, Poland..........  Distribution                                 Leased
Dundee, Scotland........  Manufacturing                                Owned
Bellshill, Scotland.....  Finishing                                    Owned
Northhampton, U.K.......  Distribution                                 Owned
Cape Town, South
 Africa.................  Manufacturing, Finishing and Distribution    Leased
Sabedell, Spain.........  Distribution                                 Leased
Bonmati, Spain..........  Manufacturing                                Owned
Olvega, Spain...........  Manufacturing                                Owned
Helsingborg, Sweden.....  Distribution                                 Owned
Corlu, Turkey...........  Manufacturing, Finishing and Distribution    Owned

Asia Pacific
Auckland, New Zealand...  Distribution                                 Leased
Adelaide, Australia.....  Manufacturing and Distribution               Owned
Bangalore, India........  Distribution                                 Leased
Jawa Barat, Indonesia...  Distribution                                 Leased
Jawa Barat, Indonesia...  Finishing                                    Leased
Hiratsuka Kanagawa,
 Japan..................  Distribution                                 Owned
Makati, Philippines.....  Distribution                                 Leased
Makati, Philippines.....  Manufacturing                                Leased

   Our global headquarters and the headquarters of our Americas business are both located in leased premises in San Francisco, California. Our Europe and Asia Pacific headquarters are located in leased premises in Brussels, Belgium and Singapore. We also lease or own over 110 administrative and sales offices in 44 countries, as well as lease a number of small warehouses in nine countries. In addition, we have 52 company- operated retail and outlet stores in eight countries in owned and leased premises, of which 10 stores are outlet stores in the United States, and 15 stores are located in Poland. We also own or lease several facilities we formerly operated and have closed.

Legal Proceedings

   We are subject to claims against us, and we make claim against others, in the ordinary course of our business, including claims arising from the use of our trademarks. We do not believe that the resolution of any pending claims will materially adversely affect our business.

                                   MANAGEMENT

   Set forth below is information concerning our directors and executive officers as of April 28, 2000.

Name                       Age Office and Position
----                       --- -------------------
Peter E. Haas, Sr. ......   81 Director, Chairman of the Executive Committee
Robert D. Haas...........   58 Director, Chairman of the Board of Directors
Philip A. Marineau.......   53 Director, President and Chief Executive Officer
Angela Glover Blackwell..   54 Director
Robert E. Friedman.......   50 Director
Tully M. Friedman........   58 Director
James C. Gaither.........   62 Director
Peter A. Georgescu.......   61 Director
Peter E. Haas, Jr. ......   52 Director
Walter J. Haas...........   50 Director
F. Warren Hellman........   65 Director
Patricia Salas Pineda....   48 Director
T. Gary Rogers...........   57 Director
G. Craig Sullivan........   60 Director
R. John Anderson.........   49 Senior Vice President and President, Levi Strauss
                                Asia Pacific
William B. Chiasson......   47 Senior Vice President and Chief Financial Officer
Karen Duvall.............   37 Senior Vice President, Worldwide Supply Chain
Linda S. Glick...........   52 Senior Vice President and Chief Information Officer
James Lewis..............   49 Senior Vice President and President, Levi Strauss
                                Americas
Joseph Middleton.........   44 Senior Vice President and President, Levi Strauss
                                Europe, Middle East, Africa
Albert F. Moreno.........   56 Senior Vice President, General Counsel and Assistant
                                Secretary
Fred Paulenich...........   35 Senior Vice President, Worldwide Human Resources

   All members of the Haas family are descendants of our founder, Levi Strauss. Peter E. Haas, Sr. is the father of Peter E. Haas, Jr. and the uncle of Robert
D. Haas and Walter J. Haas. Robert E. Friedman is a descendant of Daniel E. Koshland, who joined his brother-in-law, Walter A. Haas, Sr., in our management in 1922.

   Peter E. Haas, Sr. became Chairman of the Executive Committee of our Board of Directors in 1989 after serving as Chairman of our Board since 1981. He has been a member of our Board since 1948. He joined us in 1945, became President in 1970 and Chief Executive Officer in 1976. Mr. Haas is a former Director of American Telephone and Telegraph Co., Crocker National Corporation and Crocker National Bank.

   Robert D. Haas is the Chairman of our Board. He was named Chairman in 1989 and served as Chief Executive Officer from 1984 until 1999. Mr. Haas joined us in 1973 and served in a variety of marketing, planning and operating positions before becoming Chief Executive Officer.

   Philip A. Marineau, a director since 1999, is our President and Chief Executive Officer. Prior to joining us, Mr. Marineau was the President and Chief Executive Officer of Pepsi-Cola North America from 1997 to 1999. From 1996 to 1997, Mr. Marineau was President and Chief Operating Officer of Dean Foods Company. From 1972 to 1996, Mr. Marineau held a series of positions at Quaker Oats Company including President and Chief Operating Officer from 1993 to 1996.

   Angela Glover Blackwell, a director since 1994, is founder and president of PolicyLink, a nonprofit research, advocacy and communications organization devoted to eliminating poverty and strengthening communities. From 1995 to 1998, Ms. Blackwell was Senior Vice President of the Rockefeller Foundation where she oversaw the foundation's domestic and cultural divisions. Ms. Blackwell was the founder of Oakland, California's Urban Strategies Council, a nonprofit organization focused on reducing persistent urban poverty.

   Robert E. Friedman, a director since 1998, is founder and Chairman of the Board of the Corporation for Enterprise Development, a Washington, D.C.-based not-for-profit economic development research, technical assistance and demonstration organization which he founded in 1979. The Corporation for Enterprise Development works with public and private policymakers in governments, international organizations, corporations, private foundations, labor unions and community groups to design and implement economic development strategies.

   Tully M. Friedman, a director since 1985, is Chairman and Chief Executive Officer of Friedman Fleischer & Lowe LLC, a private equity investment firm he founded in 1997. Formerly, Mr. Friedman was a founding partner of Hellman & Friedman, a private investment firm formed in 1984. Prior to forming Hellman & Friedman in 1984, he was a managing director and general partner of Salomon Brothers Inc. Mr. Friedman currently serves on the board of directors of The Clorox Company, Mattel, Inc., McKesson Corporation, Archimedes Technology Group and Brand Farm, Inc.

   James C. Gaither, a director since 1988, is a partner of the law firm of Cooley Godward LLP in San Francisco, California. Prior to joining Cooley Godward in 1969, he served as law clerk to the Honorable Earl Warren, Chief Justice of the United States, special assistant to the Assistant Attorney General in the U.S. Department of Justice and staff assistant to the President of the United States, Lyndon B. Johnson. Mr. Gaither is currently a director of Amylin Pharmaceuticals, Inc., Basic American, Inc., Blue Martini Software, Nvidia and Siebel Systems, Inc.

   Peter A. Georgescu, a director since February 2000, is Chairman Emeritus of Young & Rubicam Inc., a global advertising agency. Prior to his retirement in January 2000, Mr. Georgescu served as Chairman and Chief Executive Officer of Young & Rubicam since 1993 and, prior to that, as President of Y&R Inc. from 1990 to 1993, Y&R Advertising from 1986 to 1990 and President of its Young & Rubicam international division from 1982 to 1986. Mr. Georgescu is currently a director of IFF Corporation and Briggs & Stratton, Inc.

   Peter E. Haas, Jr., a director since 1985, is a director or trustee of each of the Levi Strauss Foundation, Red Tab Foundation, San Francisco Foundation, The Stern Grove Festival Foundation, Walter and Elise Haas Fund and the Novato Youth Center Honorary Board. Mr. Haas was one of our managers from 1972 to 1989. He was Director of Product Integrity of The Jeans Company, one of former operating units, from 1984 to 1989. He served as Director of Materials Management for Levi Strauss USA in 1982 and Vice President and General Manager in the Menswear Division in 1980.

   Walter J. Haas, a director since 1995, served as Chairman and Chief Executive Officer of the Oakland A's Baseball Company from 1993 to 1995, President and Chief Executive Officer from 1991 to 1993 and in other management positions with the club from 1980 to 1991.

   F. Warren Hellman, a director since 1985, served as chairman and general partner of Hellman & Friedman LLC, a private investment firm, since its inception in 1984. Previously, he was a general partner of Hellman Ferri (now Matrix Partners) and managing director of Lehman Brothers Kuhn Loeb, Inc. Mr. Hellman is currently a director of Franklin Resources, Inc., Il Fornaio (America) Corp., DN&E Walter & Co., Young and Rubicam, Inc. and Sugar Bowl Corporation.

   Patricia Salas Pineda, a director since 1991, is currently Vice President of Legal, Human Resources, Government Relations and Environmental Affairs and Corporate Secretary of New United Motor Manufacturing, Inc. She has held this position since 1996. Prior to assuming that position, she served as General Counsel from 1990 to 1996. Ms. Pineda is currently a trustee of the RAND Corporation and a director of the James Irvine Foundation.

   T. Gary Rogers, a director since 1998, is Chairman of the Board and Chief Executive Officer of Dreyer's Grand Ice Cream, Inc., a manufacturer and marketer of premium ice cream products. He has held this position since 1977. He serves as a director of Shorenstein Company, L.P., Stanislaus Food Products and Gardonjim Farms.

   G. Craig Sullivan, a director since 1998, is Chairman of the Board and Chief Executive Officer of The Clorox Company, a major consumer products firm. Prior to his election as Vice Chairman and Chief Executive Officer of Clorox in 1992, Mr. Sullivan was group vice president with overall responsibility for manufacturing and marketing, the company's laundry and cleaning products in the United States, the international business, the manufacturing and marketing of products for the food service industry and the corporate purchasing and distribution functions.

   R. John Anderson, President of our Asia Pacific Division since 1998, joined us in 1979. Mr. Anderson served as General Manager of Levi Strauss Canada and as President of Levi Strauss Canada and Latin America from 1996 to 1998. He has held a series of merchandising positions with us in Europe and the United States, including Vice President, Merchandising and Product Development for the Levi's(R) brand in 1995.

   William B. Chiasson, our Senior Vice President and Chief Financial Officer, joined us in 1998. From 1988 to 1998, Mr. Chiasson held various positions with Kraft Foods Inc., a subsidiary of Philip Morris Companies, including Senior Vice President of Finance and Information Systems. Prior to joining Kraft Foods, he was Vice President and Controller for Baxter Healthcare Corporation, Hospital Group.

   Karen Duvall, our Senior Vice President of Worldwide Supply Chain, joined us in 2000. Ms. Duvall was Executive Vice President of Global Operations for Warner Lambert Company, a major pharmaceutical firm, from 1997 to 2000. At Warner Lambert, Ms. Duvall also served as Director of Global Sourcing for Marketing Services from 1996 to 1997. From 1994 to 1996, Ms. Duvall was a management consultant at Booz Allen & Hamilton.

   Linda S. Glick, our Senior Vice President and Chief Information Officer since 1996, joined the Company in 1976. She has held a number of positions including Vice President of Information Resources for Levi Strauss International from 1993 to 1996, Director of Information Resources and Business Systems from 1989 to 1993 and Director of Information Resources for The Jeans Company from 1987 to 1989. Ms. Glick has announced her retirement, effective upon appointment of her successor.

   James Lewis, our Senior Vice President and President, Levi Strauss Americas, joined us in 2000. From 1995 to 2000, Mr. Lewis held various positions with Liz Claiborne, Inc., including Group President (responsible for all of Liz Claiborne's operating units), Group President for the Liz Claiborne women's casual apparel division and Division President for LizWear. Before joining Liz Claiborne, Mr. Lewis was for 10 years Senior Vice President, Merchandise, Design and Production Planning for Haggar Clothing Company.

   Joseph Middleton, our Senior Vice President and President of Levi Strauss Europe, Middle East and Africa since 1999, joined us in 1981. He held the position of General Manager of the Dockers(R) brand in Europe from 1993 to 1999, General Manager of Levi Strauss New Zealand from 1990 to 1993 and a variety of other positions from 1981 to 1990.

   Albert F. Moreno, our Senior Vice President and General Counsel since 1996, joined us in 1978. He held the position of Chief Counsel for Levi Strauss North America from 1994 to 1996 and Deputy General Counsel from 1985 to 1994. He is a member of the Board of Directors of New Century Energies, Inc.

   Fred Paulenich, our Senior Vice President of Worldwide Human Resources, joined us in 2000. Prior to joining us, Mr. Paulenich was Vice President and Chief Personnel Officer of Pepsi-Cola North America from 1999 to 2000. At Pepsi-Cola, he has held a series of management positions including Vice President of Headquarters Human Resources from 1996 to 1998, Vice President of Personnel from 1995 to 1996, Director of Compensation from 1993 to 1994 and Senior Manager of Organizational Capability from 1992 to 1993.

Our Board of Directors

   Our board of directors has 14 members. Directors are elected annually by the trustees of the voting trust and serve for one-year terms. Directors may be removed, with or without cause, by the trustees of the voting trust.

   Committees. Our board of directors currently has three committees.

  . Audit. Our audit committee reviews, with management and with independent and internal auditors, our accounting and reporting policies and internal controls, the scope, cost and outcome of the independent audit and the selection of an auditor.

    -- Members: Blackwell, T. Friedman, Georgescu, P.E. Haas, Jr., W. J.
       Haas, Hellman, Pineda and Sullivan.

  . Personnel. Our personnel committee reviews our employee compensation and benefit programs, approves and monitors incentive programs, establishes the compensation of and approves the perquisites and reimbursed expenses for members of senior management and administers a number of our executive and employee compensation plans.

    -- Members: R. Friedman, Gaither, Georgescu, Hellman, Pineda, Rogers and Sullivan.

  . Corporate Ethics and Social Responsibility. Our corporate ethics and social responsibility committee reviews our efforts to meet our social responsibilities and to maintain policies, programs and practices that conform with moral, legal and social standards. In addition, the corporate ethics and social responsibility committee also reviews our employment practices, our equal employment opportunity compliance and compliance with our code of worldwide business ethics and recommends contributions to outside beneficiaries and the Levi Strauss Foundation.

    -- Members: Blackwell, R. Friedman, T. Friedman, Gaither, Georgescu,
       P.E. Haas, Jr., P.E. Haas, Sr., R.D. Haas, W.J. Haas, Marineau and
       Rogers.

   Compensation. Directors who are also stockholders or employees do not receive compensation for their services as directors. Directors who are not stockholders or employees, Mr. Gaither, Ms. Blackwell, Ms. Pineda, Mr. Rogers, Mr. Sullivan and Mr. Georgescu, receive annual compensation of approximately $62,000. This amount includes an annual retainer fee of $6,000, meeting fees of $1,000 per meeting day attended and long-term variable pay in the form of 1,800 Leadership Shares units, for a target value of $45,000 per year. The actual amount for each payment varies depending on the years of service, the number of meetings attended and the actual value of the granted units upon vesting.

   Mr. Gaither, Ms. Blackwell and Ms. Pineda each received 1,800 Leadership Shares units in 1999. Mr. Gaither, Ms. Blackwell and Ms. Pineda each received payments under the Long-Term Incentive Plan and the Long-Term Performance Plan of approximately $59,000 in 1999. If the Global Success Sharing Plan were to pay out at target levels in 2002, the outside directors' effective target compensation would be approximately $82,000. During 1999 we concluded that, based on our financial performance, the targets under the plan would not be achieved and that the probability of a payment in 2002 is highly unlikely. Directors who are not employees or stockholders are eligible to participate in a deferred compensation plan.

Personnel Committee Interlocks and Insider Participation

   The members of our personnel committee in 1999 were Mr. Friedman, Mr. Gaither, Mr. Hellman, Ms. Pineda, Mr. Rogers and Mr. Sullivan. Mr. Georgescu joined the Personnel Committee when he joined our board of directors in February 2000.

   Mr. Hellman is a general partner of Hellman & Friedman, a private investment firm that has provided financial advisory services to us in the past. We did not pay any fees to Hellman & Friedman during fiscal year 1999. Mr. Gaither is a partner of the law firm Cooley Godward LLP. Cooley Godward provided legal services to us in 1999 and received approximately $78,000 in fees.

Executive Compensation

   This table provides compensation information for our chief executive officer and other executive officers who were our most highly compensated officers in 1999.

                           Summary Compensation Table

                                                       Long-Term
                                  Annual Compensation Compensation
                                  ------------------- ------------
                                                          LTIP        All Other
Name/Principal Position      Year   Salary   Bonus(1)  Awards(2)   Compensation(3)
-----------------------      ---- ---------- -------- ------------ ---------------
Robert D. Haas.............  1999 $1,248,462   --       $187,000     $   90,000
Chairman and Chief
 Executive Officer

Philip A. Marineau.........  1999    153,846   --            --       3,172,234
President and Chief
 Executive Officer(4)

Gordon D. Shank............  1999    412,712   --         14,201         65,079
Senior Vice President and
 Chief Marketing Officer(5)

William B. Chiasson........  1999    450,449   --            --             --
Senior Vice President and
 Chief Financial Officer

John L. Ermatinger.........  1999    356,462   --         16,522        123,057
Senior Vice President and
 President Levi Strauss
 Americas(5)

Donna J. Goya..............  1999    348,404   --         26,851         26,130
Senior Vice President,
 Human Resources(5)

Peter A. Jacobi............  1999    402,908   --         55,000      4,202,481
President and Chief
 Operating Officer(5)

--------
(1) We did not pay any bonus amounts for 1999 performance. We paid Mr. Marineau a $3.0 million signing bonus, reported in the table under "All Other Compensation," as provided under our employment agreement with him.
(2) These reflect amounts earned during 1999 under our Long-Term Incentive Plan, a performance unit plan now replaced by our Leadership Shares Plan. Under the Long-Term Incentive Plan, we granted performance units to participants with an initial target value. At the end of a three-year measurement period, we determine the actual per unit value based on our estimated relative shareholder return and return on investment over that period. Once valued, we pay out the unit value in equal installments over a three-year period. Interest at the prime rate is added to the second and third installments. The amounts shown in the table relate to the 1997 to 1999 measurement period and will be paid in equal installments in 2000, 2001 and 2002.
(3) For all officers except Mr. Marineau, the amounts shown include contributions we made on their behalf to our Capital Accumulation Plan. The Capital Accumulation Plan is a non-qualified investment plan that permits eligible employees to contribute up to 10% of their pay, on an after-tax basis, to an individual retail brokerage account established in the employee's name. We generally match 75% of the employee's contributions. We established the Capital Accumulation Plan because Internal Revenue Code rules limit savings opportunities under tax-qualified plans for a number of our employees. The amount shown for Mr. Marineau reflects a $3.0 million signing bonus under his employment agreement and reimbursement of relocation expenses. The amount shown for Mr. Shank reflects an unused time off payment of $32,072 paid upon his departure from us in addition to a Capital Accumulation Plan contribution of $33,007. The amount shown for Mr. Ermatinger reflects an unused time off payment of $91,577 and a Capital Accumulation Plan contribution of $31,480. The amount shown for Mr. Jacobi reflects a severance payment of $4,012,500 and an unused time off payment of $148,617 paid upon his departure from us, in addition to a Capital Accumulation Plan contribution of $41,364.

(4) Mr. Marineau joined us on September 27, 1999.
(5) Mr. Shank and Mr. Ermatinger left us at the beginning of the 2000 fiscal year. Mr. Jacobi left us on July 1, 1999. Ms. Goya retired in March 2000. Mr. Shank has a supplemental retirement agreement with us that is integrated with his regular retirement plan benefits and provides a total benefit of approximately $13,700 per month.

          Long-Term Incentive Plans--Awards in Last Fiscal Year (1999)

                                       Number of               Estimated Future
                                       Leadership                 Payouts(1)
                                         Shares   Performance ------------------
Name/Principal Position                 Awarded    Period(2)  Minimum   Target
-----------------------                ---------- ----------- ------- ----------
Robert D. Haas.......................   100,000     5 years     --    $2,500,000
Chairman and Chief Executive Officer

Philip A. Marineau...................       --        N/A       N/A          N/A
President and Chief Executive
 Officer(3)

Gordon D. Shank......................    20,000     5 years     --       500,000
Senior Vice President and
 Chief Marketing Officer(4)

William B. Chiasson..................    45,000     5 years     --     1,125,000
Senior Vice President and Chief
 Financial Officer

John L. Ermatinger...................    45,000     5 years     --     1,125,000
Senior Vice President and President
 Levi Strauss Americas(4)

Donna J. Goya........................    17,500     5 years     --       437,500
Senior Vice President, Human
 Resources(4)

Peter A. Jacobi......................       --        N/A       N/A          N/A
President and Chief Operating Officer

--------
(1) The Leadership Shares Plan is a long-term cash performance unit plan. Under this plan, we establish a five-year financial performance target for each grant based on, among other things, our performance and expected shareholder value growth at comparable companies. We also look at external long-term incentive pay practices. The actual value of the units is determined based on performance against these measures. Performance at the target level will yield a per unit value of $25. If performance does not meet a threshold standard, then the units will have no value. Performance above target yields correspondingly larger unit values; there is no limit on maximum award potential.
(2) The performance period is five years from the time of award. The awards vest in one-third increments on the last day of the third, fourth and fifth fiscal years of the performance period. Unless deferred, we pay the awards in the year after they vest.
(3) Mr. Marineau joined us after the award date for 1999 Leadership Share grants. As provided in Mr. Marineau's employment agreement, in February 2000 we granted him 170,000 Leadership Shares units as his annual grant for the year. We also granted him an additional 810,000 Leadership Shares units to compensate him for the potential value of stock options he forfeited upon leaving his previous employer to join us.
(4) The awards to Mr. Shank, Mr. Ermatinger and Ms. Goya terminated upon their departure from us.

                               Pension Plan Table

   The following table shows the estimated annual benefits payable upon retirement under our Home Office Pension Plan, benefit restoration plans and deferred compensation plan to persons in various compensation and years-of-service classifications prior to mandatory offset of Social Security benefits:

                                 Years of Service
  Covered     -------------------------------------------------------
Compensation     5      10      15      20      25      30      35
------------  ------- ------- ------- ------- ------- ------- -------
   150,000     15,000  30,000  45,000  60,000  75,000  76,875  78,750
   225,000     22,500  45,000  67,500  90,000 112,500 115,313 118,125
   300,000     30,000  60,000  90,000 120,000 150,000 153,750 157,500
   375,000     37,500  75,000 112,500 150,000 187,500 192,188 196,875
   450,000     45,000  90,000 135,000 180,000 225,000 230,625 236,250
   525,000     52,500 105,000 157,500 210,000 262,500 269,063 275,625
   600,000     60,000 120,000 180,000 240,000 300,000 307,500 315,000
   675,000     67,500 135,000 202,500 270,000 337,500 345,938 354,375
   750,000     75,000 150,000 225,000 300,000 375,000 384,375 393,750
   825,000     82,500 165,000 247,500 330,000 412,500 422,813 433,125
   900,000     90,000 180,000 270,000 360,000 450,000 481,250 472,500
   975,000     97,500 195,000 292,500 390,000 487,500 499,688 511,875
 1,050,000    105,000 210,000 315,000 420,000 525,000 538,125 551,250
 1,125,000    112,500 225,000 337,500 450,000 562,500 576,563 590,625
 1,200,000    120,000 240,000 360,000 480,000 600,000 615,000 630,000
 1,275,000    127,500 255,000 382,500 510,000 637,500 653,438 669,375

   The table assumes retirement at the age of 65, with payment to the employee in the form of a single-life annuity. As of year-end 1999, the credited years of service for Mr. Haas, Mr. Marineau, Mr. Shank, Mr. Chiasson, Mr. Ermatinger, Ms. Goya and Mr. Jacobi were 26, 0, 3, 1, 23, 29 and 29 respectively. The 1999 compensation covered by the pension plan, benefit restoration plans and deferred compensation plan for Mr. Haas, Mr. Marineau, Mr. Shank, Mr. Chiasson, Mr. Ermatinger, Ms. Goya and Mr. Jacobi were $1,248,462, $153,846, $457,836, $450,449, $466,368, $348,404 and $551,524 respectively. The 1999 compensation covered by the pension plan alone for these individuals was the same, except for Mr. Shank's which was $445,043.

Employment Agreements

   Philip Marineau. We have an employment agreement with Philip Marineau, our President and Chief Executive Officer. The agreement provides for a minimum base salary of $1.0 million in accordance with our executive salary policy and a target annual cash bonus of 90% of base salary, with a maximum bonus of 180% of base salary. In addition, Mr. Marineau is eligible to participate in all other executive compensation and benefit programs, including the Leadership Shares Plan. Under his employment agreement, we made a one-time grant of 810,000 Leadership Shares units to compensate him for the potential value of stock options he forfeited upon leaving his previous employer to join us. We also provide under the agreement a supplemental pension benefit to Mr. Marineau.

   The agreement terminates in September 2002 but extends automatically after this date until terminated by either Mr. Marineau or us. We may terminate the agreement upon Mr. Marineau's death or disability, for cause, as defined in the agreement, and without cause upon 30 days notice. Mr. Marineau may terminate the agreement for good reason, as defined in the agreement, or other than for good reason upon 30 days notice to us. The consequences of termination depend on the basis for the termination:

  . If we terminate without cause or if Mr. Marineau terminates for good reason, Mr. Marineau will be entitled to: (i) severance payments equal to three times the sum of his base salary as of the termination date plus his most recent target or, if greater, annual bonus, (ii) amounts accrued or earned under our compensation and benefit plans and (iii) an amount in respect of the Leadership Shares units granted in the one-time grant described above.

  . If we terminate for cause or if Mr. Marineau terminates for other than good reason, then the agreement will terminate without our having further obligations to Mr. Marineau other than for amounts accrued or earned under our compensation and benefit programs (which does not include unvested Leadership Shares units or target bonus amounts not payable as of the date of termination).

  . If we terminate for any reason other than cause or if Mr. Marineau terminates for good reason within 12 months after a change in control (as defined in the agreement), Mr. Marineau will be entitled to:
     (i) severance payments equal to three times the sum of his base salary as of the termination date plus his most recent target or, if greater, annual bonus, (ii) amounts accrued or earned under our compensation and benefit plans, (iii) an amount in respect of the Leadership Shares units granted in the one-time grant described above, (iv) full and immediate vesting in all outstanding Leadership Shares grants; (v) full and immediate vesting in his supplemental pension benefit; and (vi) if any amounts paid are treated as parachute payments (as defined in Section 280G(b)(2) of the Internal Revenue Code), an amount equal to the applicable excise tax and any taxes on this reimbursement payment.

   James Lewis. We have an employment agreement with James Lewis, our Senior Vice President, and President, Levi Strauss Americas. The agreement provides for a minimum base salary of $750,000 per year with a bonus target equal to 55% of base salary, and a maximum bonus equal to 110% of base salary. For fiscal year 2000, which is the first year of Mr. Lewis' employment, he is guaranteed under the agreement to earn at least his target bonus amount; later years' bonus payouts are not guaranteed. Under the agreement, Mr. Lewis received a one-time lump sum of $300,000 net of taxes to assist with relocation expenses.

   Mr. Lewis is eligible to participate in all of our executive compensation and benefit programs, including the Leadership Shares Plan. Under his employment agreement, Mr. Lewis received 108,000 Leadership Shares units for his 2000 grant. This award reflects three elements: a signing bonus, a normal grant for the year and a replacement for options forfeited upon leaving his previous employer to join us. In addition, we will compensate Mr. Lewis for other incentive amounts he forfeited upon leaving his previous employer. Under the terms of the agreement, Mr. Lewis will be eligible for a supplemental pension benefit. If Mr. Marineau leaves us during the first five years of Mr. Lewis' employment and Mr. Lewis remains with us through that five-year period, Mr. Lewis will receive an additional five years of credited service under the supplemental pension benefit.

   The agreement has a five-year term ending in April 2005. We may terminate Mr. Lewis' employment agreement upon death or disability, for cause, as defined in the agreement, or without cause upon 60 days' notice. Mr. Lewis may terminate the agreement for good reason, as defined in the agreement, or other than for good reason upon 60 days' notice to us. The consequences of termination depend on the basis for the termination:

  . If we terminate without cause or if Mr. Lewis terminates for good reason, Mr. Lewis will be entitled to: (i) severance payments equal to two times the sum of his base salary as of the termination date plus his most recent target bonus; (ii) payment in respect of the vested portions of his Leadership Shares units; (iii) in the case of termination by Mr. Lewis for good reason, full and immediate vesting in all outstanding Leadership Shares units and immediate vesting in his supplemental retirement benefit unless at the time of termination Mr. Marineau is no longer the chief executive officer; and (iv) amounts accrued or earned under our compensation and benefit plans.

  . If we terminate for cause or if Mr. Lewis terminates for other than good reason, then the agreement will terminate without our having further obligations to Mr. Lewis other than payment of base salary and accrued vacation pay through the date of termination and vested amounts under our compensation and benefit plans.

  . If within 12 months following a change in control, as defined in the agreement, we terminate for any reason other than for cause or if Mr. Lewis terminates due to good reason, Mr. Lewis will be entitled to: (i) two times the sum of his base salary as of the termination date plus his most recent target bonus; (ii) accelerated vesting of his unvested Leadership Shares units; (iii) full vesting in his supplemental pension benefit; and (iv) amounts accrued or earned under our compensation and benefit plans. Mr. Lewis in his sole discretion shall be able to accept these benefits or choose to have these benefits capped at the Internal Revenue Service limit in order to avoid excise taxes.

                             PRINCIPAL STOCKHOLDERS

   All shares of our common stock are deposited in a voting trust, a legal device that transfers the voting power of the shares to a trustee or group of trustees. The four voting trustees are Peter E. Haas, Sr., Peter E. Haas, Jr., Robert D. Haas and F. Warren Hellman. The voting trustees have the exclusive ability to elect and remove directors, amend our by-laws and take certain other actions which would normally be within the power of stockholders of a Delaware corporation. Our equity holders who, as a result of the voting trust, legally hold "voting trust certificates," not stock, retain the right to direct the trustees on specified mergers and business combinations, liquidations, sales of substantially all of our assets and specified amendments to our certificate of incorporation.

   The voting trust will last until April 2011, unless the trustees unanimously decide, or holders of at least two-thirds of the outstanding voting trust certificates decide, to terminate it earlier. If Robert D. Haas ceases to be a trustee for any reason, then the question of whether to continue the voting trust will be decided by the holders. If Peter E. Haas, Sr. ceases to be a trustee, his successor will be his spouse, Miriam L. Haas. The existing trustees will select the successors to the other trustees. The agreement among the stockholders and the trustees creating the voting trust contemplates that, in selecting successor trustees, the trustees will attempt to select individuals who share a common vision with the sponsors of the 1996 transaction that gave rise to the voting trust, represent and reflect the financial and other interests of the equity holders and bring a balance of perspectives to the trustee group as a whole. A trustee may be removed if the other three trustees unanimously vote for removal or if holders of at least two-thirds of the outstanding voting trust certificates vote for removal.

   This table contains information about the beneficial ownership of our voting trust certificates as of May 1, 2000, by:

  . Each of our directors and each of our five most highly compensated officers;

  . Each person known by us to own beneficially more than 5% of our voting trust certificates; and

  .  All of our directors and officers as a group.

   You should keep in mind as you read the following table that, under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest. Except as described in the footnotes to the table below, the individuals named in the table have sole voting and investment power with respect to all voting trust certificates beneficially owned by them, subject to community property laws where applicable.

                                                                 Percentage of
                                               Number of Voting  Voting Trust
                                              Trust Certificates Certificates
Name                                          Beneficially Owned  Outstanding
----                                          ------------------ -------------
Peter E. Haas, Sr. ..........................     10,439,593(1)      28.00%
Peter E. Haas, Jr. ..........................      4,642,472(2)      12.45%
Josephine B. Haas............................      4,103,750(3)      11.01%
Robert D. Haas...............................      3,723,679(4)       9.99%
Evelyn D. Haas...............................      3,515,116(5)       9.43%
Miriam L. Haas...............................      2,980,200(6)       7.99%
Margaret E. Haas.............................      2,643,110(7)       7.09%
F. Warren Hellman............................        527,342(8)       1.41%
Walter J. Haas...............................        258,348(9)          *
Tully M. Friedman............................        246,196(10)         *
Robert E. Friedman...........................        114,300(11)         *
James C. Gaither.............................            --            --
Peter A. Georgescu(12).......................            --            --
Angela Glover Blackwell......................            --            --
Philip A. Marineau...........................            --            --
Patricia Salas Pineda........................            --            --
T. Gary Rogers...............................            --            --
G. Craig Sullivan............................            --            --
William B. Chiasson..........................            --            --
Directors and executive officers as a group
 (22 persons)(13)............................     19,951,930         53.52%

--------
*     Represents beneficial ownership of less than 1%.
 (1) Includes 2,733,167 voting trust certificates held by a trust for the benefit of Josephine B. Haas, former spouse of Mr. Haas. Mr. Haas has sole voting powers and Mrs. Josephine B. Haas has sole investing powers with respect to those voting trust certificates. Excludes 2,980,200 voting trust certificates held by Mr. Haas' wife, Miriam L. Haas. Also excludes 3,515,116 voting trust certificates held by a trust for which Mr. Haas is co-trustee. Mr. Haas disclaims beneficial ownership of those voting trust certificates.
 (2) Includes a total of 2,243,684 voting trust certificates held by Mr. Haas' wife, children and trusts for the benefit of his children for which Mr. Haas is trustee; 61,709 voting trust certificates held by trusts, for which Mr. Haas is trustee, for the benefit of Michael S. Haas; and 148,500 voting trust certificates held by a charitable annuity lead trust. Mr. Haas disclaims beneficial ownership of all of those voting trust certificates.
 (3) Includes 721,029 voting trust certificates held by a trust, for which Mrs. Haas is trustee, for the benefit of Michael S. Haas. Excludes 1,203,255 voting trust certificates held by a trust, for which Mrs. Haas is co-trustee, for the benefit of Margaret E. Haas. Mrs. Haas disclaims ownership of all of those voting trust certificates. Includes 300,272 voting trust certificates held by the Josephine B. Haas Family Partnership, for which Mrs. Haas is a limited partner.
 (4) Includes 527,674 voting trust certificates owned by the spouse and daughter of Mr. Haas and by trusts for the benefit of his daughter. Mr. Haas disclaims beneficial ownership of those voting trust certificates.
 (5) These voting trust certificates are held by the Walter A. Haas, Jr. QTIP Trust, for which Evelyn D. Haas and Peter E. Haas, Sr. are co-trustees.
 (6) Excludes 40,000 voting trust certificates held by Mrs. Haas' sons. Mrs. Haas disclaims beneficial ownership of those voting trust certificates. Excludes 7,706,426 voting trust certificates held by Peter E. Haas, Sr. Mrs. Haas disclaims beneficial ownership of those voting trust certificates.
 (7) Includes 133 voting trust certificates held by a trust for the benefit of Ms. Haas' son. Ms. Haas disclaims beneficial ownership of those voting trust certificates.
 (8) Excludes 360,314 voting trust certificates held by a trust, for which Mr. Hellman is co-trustee, for the benefit of the daughter of Robert D. Haas. Mr. Hellman disclaims beneficial ownership of those voting trust certificates.
 (9) Includes 248,348 voting trust certificates held by trusts, for which Mr. Haas is trustee or co-trustee, for the benefit of Mr. Haas' children. Mr. Haas disclaims beneficial ownership of those voting trust certificates.
(10) Includes 24,115 voting trust certificates held by a trust, for which Mr. Friedman is trustee, for the benefit of Mr. Friedman's former wife, Ann Barry.
(11) Includes 92,500 voting trust certificates held by Mr. Friedman's children and by trusts, for which Mr. Friedman is co-trustee, for the benefit of his children. Mr. Friedman disclaims beneficial ownership of those voting trust certificates.
(12)  Mr. Georgescu was elected to the Board on February 10, 2000.
(13) As of May 1, 2000, there were 162 record holders of voting trust certificates.

   The percentage of beneficial ownership shown in the table is based on 37,278,238 shares of common stock and related voting trust certificates outstanding as of December 31, 1999. The business address of all persons listed, including the trustees under the voting trust, is 1155 Battery Street, San Francisco, California 94111.

Stockholders' Agreement

   Our common stock and the voting trust certificates are not publicly held or traded. All shares and the voting trust certificates are subject to a stockholders' agreement. The agreement, which expires in April 2016, limits the transfer of shares and certificates to other holders, family members, specified charities and foundations and to us. The agreement does not provide for registration rights or other contractual devices for forcing a public sale of shares, certificates or other access to liquidity. The scheduled expiration date of the stockholders' agreement is five years later than that of the voting trust agreement in order to permit an orderly transition from effective control by the voting trust trustees to direct control by the stockholders.

Estate Tax Repurchase Policy

   We have a policy under which we will repurchase a portion of the shares offered by the estate of a deceased stockholder in order to generate funds for payment of estate taxes. The purchase price will be based on a valuation received from an investment banking or appraisal firm. Estate repurchase transactions are subject to applicable laws governing stock repurchases, board approval and restrictions under our credit agreements. Our current bank credit facilities prohibit repurchases without the consent of the lenders. The policy does not create a contractual obligation on our part. We may amend or terminate this policy at any time.

Valuation Policy

   We have a policy under which we obtain, and make available to our stockholders, an annual valuation of our voting trust certificates. The policy provides that we will make reasonable efforts to defend valuations we obtain which are challenged in any tax or regulatory proceeding involving a stockholder (including an estate) that used the valuation and that was challenged on that use. The policy provides that we will not indemnify any stockholder against any judgment or settlement amounts or expenses specific to any individual stockholder arising from the use of a valuation. We may amend or terminate this policy at any time.

Voting Trustee Compensation

   The voting trust agreement provides that trustees who are also beneficial owners of 1% or more of our stock are not entitled to compensation for their services as trustees. Trustees who are not beneficial owners of more than 1% of our outstanding stock may receive such compensation, upon approval of our Board. All trustees are entitled to reimbursement for reasonable expenses and charges, which may be incurred in carrying out their duties as trustees. Of the current trustees, Mr. Hellman beneficially owns less than 1% of our outstanding stock. He is not currently receiving compensation from us for his service as a trustee. All of the other trustees each beneficially owns more than 1% of our outstanding stock.

Voting Trustee Indemnification

   Under the voting trust agreement, the trustees are not liable to us or to the holders of voting trust certificates for any actions undertaken in their capacity as trustees, except in cases of willful misconduct. The voting trust will indemnify the trustees in respect of actions taken by them under the voting trust agreement in their capacity as trustees, except in cases of willful misconduct.

   We have agreed to reimburse the voting trust for any amounts paid by the trust as a result of its indemnity obligation on behalf of the trustees.

Limitation of Liability and Indemnification Matters

   As permitted by Delaware law, we have included in our certificate of incorporation a provision to eliminate generally the personal liability of directors for monetary damages for breach or alleged breach of their fiduciary duties as directors. In addition, our by-laws provide that we are required to indemnify our officers and directors under a number of circumstances, including circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. In addition, our board adopted resolutions making clear that officers and directors of our foreign subsidiaries are covered by these indemnification provisions. We are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that these indemnification provisions are necessary to attract and retain qualified persons as directors and officers.

   Insofar as indemnification for liabilities under the Securities Act of 1933 may be granted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

             MATERIAL RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

   F. Warren Hellman, one of our directors, is a general partner of Hellman & Friedman, a private investment firm that has provided financial advisory services to us in the past. We did not pay any fees to Hellman & Friedman during 1999 and 1998.

   James C. Gaither, one of our directors, is a partner of the law firm Cooley Godward LLP. Cooley Godward provided legal services to us in 1999 and 1998, for which we paid fees of approximately $78,000 and $74,000 in those years.

                       DESCRIPTION OF OTHER INDEBTEDNESS

Bank Credit Facilities

   In January 2000, we amended each of our three existing credit agreements with Bank of America, N.A., as administrative agent and collateral agent, and other lenders and entered into one new $450 million credit agreement with five of those lenders. The following is a summary description of the material terms of the bank credit facilities and is subject to, and qualified in its entirety by, reference to the credit agreements themselves, which have been filed as exhibits to the registration statement of which this prospectus is a part and which are incorporated by reference in this prospectus.

   Structure. Our credit facilities consist of the following:

  .  a new $450 million revolving bridge facility;

  .  an amended $300 million revolving credit facility;

  .  an amended $545 million credit facility; and

  .  an amended $584 million credit facility.

   The January 2000 amendments increased our financial and operating flexibility in exchange for securing the loans, as described below. We used the proceeds of the new bridge facility in part to replace a domestic receivables securitization facility that we terminated at the time we entered into these agreements, to refinance several foreign bank lines, to support letters of credit, interest-rate and foreign exchange risk-management activities and for working capital and other general corporate purposes.

   Security; Guarantees. Our bank credit facilities are guaranteed by our material domestic subsidiaries. All four facilities and the guarantees are secured by substantially all of our assets and the assets of those subsidiaries, including:

  .  U.S. receivables;

  .  U.S. inventories;

  . U.S. equipment, other than the principal equipment at our customer service centers;

  . U.S. real property, other than our customer service centers and one plant in Texas;

  .  U.S. and foreign trademarks and other intellectual property;

  .  100% of the capital stock of our U.S. subsidiaries; and

  . 65% of the capital stock of most of our foreign subsidiaries, other than our affiliates in Germany and United Kingdom.

   Excluded from the assets securing the bank credit facilities are all of our most valuable real property interests and all of the capital stock and debt of our restricted subsidiaries. See the caption "Description of the Exchange Notes--Restrictive Covenants--Limitations on Liens" for a more detailed discussion of our ability to grant liens on our property.

   Amortization; Interest. All of our bank credit facilities mature on January 31, 2002. Prior to that date, the commitments under our bank credit facilities will be reduced by the following amounts:

  .  $50 million at May 25, 2000;

  .  $50 million at August 24, 2000;

  .  $100 million at November 22, 2000;

  .  $50 million at February 22, 2001;

  .  $50 million at May 24, 2001; and

  .  $100 million at August 23, 2001.

   These reductions will first be applied ratably to our three amended bank credit facilities and will then be applied to the new bridge facility once the commitments outstanding under our other three bank credit facilities have been reduced to zero.

   Borrowings under the bank credit facilities bear interest at the London Interbank Offered Rate or the agent bank's base rate plus an incremental borrowing spread. For the bridge facility, the spread is 3.00% over the London Interbank Offered Rate or 1.75% over the base rate. For each of the three amended facilities, the spread is 3.25% over the London Interbank Offered Rate or 2.00% over the base rate.

   In addition, if by February 1, 2001 we have not completed one or more private or public capital-raising transactions yielding net proceeds to us of at least $300 million which have been used to reduce commitments under our bank credit facilities, we will be required to pay our lenders an additional borrowing spread of 1.00% on outstanding borrowings under our bank credit facilities, plus a one-time additional fee of 2.00% of total commitments as of January 31, 2001. Our borrowing spread will be increased by 0.25% quarterly until those capital-raising transactions are completed.

   Prepayments. We are obligated to prepay borrowings under our bank credit facilities with proceeds from specified transactions we may effect during the term of the facilities, including equipment and real estate financings, asset dispositions and foreign subsidiary receivables securitizations. We are also required to prepay borrowings ratably under our bank credit facilities with up to 60% of our excess cash flow (after voluntary prepayments) as defined in the credit agreements. In addition, in limited circumstances we are obligated to prepay our borrowings with the proceeds of insurance on collateral securing those borrowings.

   Covenants. The credit agreements contain customary covenants restricting our activities as well as those of our subsidiaries, including limitations on our and their ability to sell assets; engage in mergers; enter into operating leases or capital leases; enter into transactions involving related parties, derivatives or letters of credit; enter into intercompany transactions; incur indebtedness or grant liens or negative pledges on our assets; make loans or other investments; pay dividends or repurchase stock or other securities; guaranty third party obligations; make capital expenditures; and make changes in our corporate structure. The credit agreements also contain financial covenants that we must satisfy on an ongoing basis, including a maximum leverage ratio, a minimum coverage ratio and minimum consolidated EBITDA.

   Events of Default. The credit agreements contain customary events of default, including payment failures; failures to satisfy other obligations under the credit agreements; material judgments; pension plan terminations or specified underfunding; substantial voting trust certificate or stock ownership changes; specified changes in the composition of our Board; and invalidity of the guaranty or security agreements. If an event of default occurs, our lenders could terminate their commitments, declare immediately payable all borrowings under the credit facilities and foreclose on the collateral, including our trademarks.

Yen-denominated Eurobond Placement

   In November 1996, we issued a (Yen)20 billion principal amount eurobond (equivalent to approximately $180.0 million at the time of issuance) due November 22, 2016, with interest payable at 4.25% per annum. The bond is redeemable at our option at a make-whole redemption price, based on market rates at the time of redemption, commencing in November 2006 and on any subsequent semi-annual interest payment date. We treat the bond as a hedge of our net investment in our Japanese subsidiary.

   The bond includes covenants limiting our activities similar to the covenants governing the exchange notes and customary events of default described in the caption "Description of the Exchange Notes--Restrictive Covenants."

European Receivables Financing

   In February 2000, several of our European subsidiaries, including Levi Strauss Germany GmbH, Levi Strauss (U.K.) Limited, Levi Strauss Continental S.A., Levi Strauss Italia s.r.l., and Levi Strauss De Espana, S.A., each entered into a receivables-backed securitization financing agreement with ABN AMRO BV and other lenders. The maximum amount of permitted outstanding loans under the program would vary based upon the amount of eligible receivables as defined under each agreement. The program currently provides for the subsidiaries to borrow in aggregate up to $125.0 million on a committed basis for 364 days. Proceeds from any net borrowings under the securitization agreements must be used to reduce commitments under our bank credit facilities. All borrowings under the securitization agreements bear interest at a variable rate based on market commercial paper rates. As of April 28, 2000, the subsidiaries were working with lenders to operationalize certain reporting and other systems functions. As a result, they have not yet borrowed under the securitization agreements.

   The securitization agreements contain covenants governing the activities of the subsidiaries and the quality of the receivables that may be used to support the borrowings, including, among other things, a requirement that our subsidiaries service the receivables securing their borrowings.

   We would provide a limited guaranty to support borrowings under the agreements. We would guaranty performance by the subsidiaries of their servicing obligations. We would also guaranty the collectibility of the receivables in an amount not to exceed 10% of the outstanding amount as of the termination date under the securitization agreements.

   The securitization agreements contain customary termination events for these arrangements, including the subsidiaries' failure to make payments or otherwise comply with their obligations under the securitization agreements, bankruptcy events, material adverse changes in financial position or receivables collection procedures, cross default to other indebtedness, failure of the portfolio to meet certain performance standards or a change in control.

   We expect that some of our other European subsidiaries will enter into the program during the next 12 months. We and our Japanese subsidiary, Levi Strauss Japan K.K., are currently negotiating a similar receivables-backed securitization financing agreement which we expect to complete by July 2000.

Customer Service Center Equipment Financing

   In December 1999, we borrowed $89.5 million from a group of lenders under a five-year credit facility secured by most of the equipment located at our customer service centers in Nevada, Mississippi and Kentucky. These customer service centers are our principal product distribution facilities in the United States. The equipment in the customer service centers securing this facility is not part of the collateral securing our bank credit facilities. As of May 1, there was approximately $88.0 million principal amount outstanding under this facility. Approximately $25.0 million in excess collateral equipment value remains available to secure additional third party funding. Borrowings of $59.5 million under the first tranche bear interest at a fixed rate equal to the yield on four-year U.S. Treasury notes at the time of funding plus an incremental borrowing spread. Borrowings of $30.0 million under the second tranche bear interest at a floating quarterly rate equal to the 90-day London Interbank Offered Rate plus an incremental borrowing spread based on our leverage ratio at the time of the interest payment. The borrowings amortize over five years, with 50% and 80% of the principal amount of the first tranche and second tranche, respectively, due at maturity. We are also permitted to prepay the debt in whole at any time and to prepay in part in $5 million or greater increments.

   The credit facility is structured as a lease intended as security. This means that we retain ownership of the equipment, the lenders have a security interest in the equipment and the transaction is considered a secured financing, and not a lease, for tax, accounting, bankruptcy, financial reporting and commercial law purposes.

   The transaction documents include customary covenants governing our activities, including, among other things, limitations on our ability to sell, lease, relocate or grant liens in the equipment held in these customer service centers.

   In some circumstances, we are permitted to sell or, with the lenders' approval, obtain a release of the lenders' security interest in, the equipment in the customer service centers upon repayment of a portion of the debt attributable to that equipment. We can also enter into agreements with third party "outsource" providers to operate one or more of the customer service centers.

   The transaction documents include customary events of default. If we default, the lenders could accelerate the maturity date of our loans, enter these customer service centers and take possession of our equipment held there.

                       DESCRIPTION OF THE EXCHANGE NOTES

   We will issue the exchange notes under the indenture, dated as of November 6, 1996, as supplemented, between us and Citibank, N.A., as trustee, under which we issued the old notes. We will provide you with a copy of the indenture, as supplemented, upon request. The indenture contains provisions that define your rights under the exchange notes. In addition, the indenture governs our obligations under the exchange notes. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

   The following description is meant to be only a summary of the indenture. It does not restate the terms of the indenture in their entirety. We urge you to read the indenture carefully, as it, and not this description, governs your rights as holders.

General

   The exchange notes will be unsecured obligations, will not be subject to redemption before maturity and will not be subject to any sinking fund.

   We will issue up to $350.0 million aggregate principal amount of 6.80% exchange notes. We will receive no proceeds from this issuance. The 6.80% exchange notes will mature on November 1, 2003. Each 6.80% exchange note we issue will accrue interest at an annual rate of 6.80%.

   We will issue up to $450.0 million aggregate principal amount of 7.00% exchange notes. We will receive no proceeds from this issuance. The 7.00% exchange notes will mature on November 1, 2006. Each 7.00% exchange note we issue will accrue interest at an annual rate of 7.00%.

   We will pay accrued interest semiannually to holders of record of exchange notes at the close of business on the May 1 or November 1 immediately preceding the relevant interest payment date. We will issue the exchange notes in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000.

Payment

   We will pay the principal of, premium, if any, and interest on the exchange notes at any office of ours or any agency designated by us which is located in the Borough of Manhattan, the City of New York. We may pay the principal or interest on the exchange notes by wire transfer to a U.S. dollar account maintained by any holder of an aggregate principal amount in excess of U.S.$1,000,000 with a bank in the City of New York. We will not make any transfer to a dollar account unless the trustee has received written wire instructions at least 10 days prior to the relevant payment date. We reserve the right to pay interest by check mailed directly to holders at their registered addresses. We may make any payment on the exchange notes that is due on any day which is not a business day on the following business day without penalty or additional interest as if that payment had been made on the date due.

Restrictive Covenants

   Limitations on Liens. The indenture provides that we will not, and will not permit any restricted subsidiary to, create, incur, issue, assume or guarantee any indebtedness secured by a lien upon any Principal Property, or upon shares of capital stock or indebtedness issued by any restricted subsidiary and owned by us or any restricted subsidiary, without providing concurrently that the exchange notes are secured equally and ratably with or, at our option, prior to such indebtedness so long as such indebtedness shall be so secured.

   The indenture provides that this restriction shall not apply to, and there shall be excluded from indebtedness in any computation under this restriction, indebtedness secured by:

  (1) liens on any property existing at the time of its acquisition;

  (2) liens on property of a corporation existing at the time such corporation is merged into or consolidated with us or a restricted subsidiary or at the time of a sale, lease or other disposition of all or substantially all the properties of such corporation (or a division thereof) to us or a restricted subsidiary, provided that any such lien does not extend to any property owned by us or any restricted subsidiary immediately prior to such merger, consolidation, sale, lease or disposition;

  (3) liens on property of a corporation existing at the time such corporation becomes a restricted subsidiary;

  (4) liens in favor of us or a restricted subsidiary;

  (5) liens to secure all or part of the cost of acquisition, construction, development or improvement of the underlying property, or to secure indebtedness incurred to provide funds for any such purpose, provided that the commitment of the creditor to extend the credit secured by any such lien shall have been obtained not later than 180 days after the later of:

    . the completion of the acquisition, construction, development or improvement of such property or

    . the placing in operation of such property or of such property as so constructed, developed or improved;

  (6) liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments;

  (7) liens securing industrial revenue or pollution control bonds; and

  (8) liens existing on the date of the indenture or any extension, renewal or replacement or refunding of any Indebtedness secured by a lien existing on the date of the indenture or referred to in clause (1),
      (2), (3) or (5);

provided, however, that the principal amount of indebtedness secured thereby and not otherwise authorized by clauses (1) through (7) shall not exceed the principal amount of indebtedness, plus any premium or fee payable in connection with any such extension, renewal, replacement, or refunding, so secured at the time of such extension, renewal, replacement or refunding.

   Notwithstanding the restrictions described above, the indenture provides that we and our restricted subsidiaries may create, incur, issue, assume or guarantee indebtedness secured by liens without equally and ratably securing the exchange notes of each series then outstanding if, at the time of such creation, incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any indebtedness which is concurrently being retired, the aggregate amount of all outstanding indebtedness secured by liens which would otherwise be subject to such restrictions (other than any indebtedness secured by liens permitted as described in clauses (1) through (8) of the immediately preceding paragraph) plus indebtedness in respect of sale and leaseback transactions with respect to Principal Properties (with the exception of such transactions which are permitted under clauses (1) through
(5) of the first sentence of the first paragraph under the caption "-- Limitation on Sale and Leaseback Transactions") does not exceed 10% of our consolidated net tangible assets.

   Limitation on Sale and Leaseback Transactions. The indenture provides that we will not, and will not permit any restricted subsidiary to, enter into any sale and leaseback transaction with respect to any Principal Property unless:

  (1) the sale and leaseback transaction is solely with us or another restricted subsidiary;

  (2) the lease is for a period not in excess of three years, including renewal rights;

  (3) the lease secures or relates to industrial revenue or pollution control bonds;

  (4) we or the restricted subsidiary would (at the time of entering into such arrangement) be entitled as described in clauses (1) through (8) of the second preceding paragraph, without equally and ratably securing the exchange notes of each series then outstanding, to create, incur, issue, assume or guarantee indebtedness secured by a lien on such Principal Property in the amount of the indebtedness arising from such sale and leaseback transaction;

  (5) we or the restricted subsidiary, within 180 days after the sale of such Principal Property in connection with such sale and leaseback transaction is completed, applies an amount equal to the greater of:

    .  the net proceeds of the sale of the Principal Property leased or

    .  the fair market value of the Principal Property leased to:

      -- the retirement of exchange notes, other Funded Indebtedness of ours ranking on a parity with the exchange notes or Funded Indebtedness of a restricted subsidiary or

      -- the purchase of other property which will constitute a Principal
         Property having a value at least equal to the value of the Principal Property leased; or

  (6) the indebtedness of us and our restricted subsidiaries in respect of such sale and leaseback transaction and all other sale and leaseback transactions entered into after the date of the indenture (other than any such sale and leaseback transactions as would be permitted as described in clauses (1) through (5) of this sentence), plus the aggregate principal amount of indebtedness secured by liens on Principal Properties then outstanding (not including any such indebtedness secured by liens described in clauses (1) through (8) of the second preceding paragraph) which do not equally and ratably secure such outstanding exchange notes (or secure such outstanding exchange notes on a basis that is prior to other indebtedness secured thereby), would not exceed 10% of our consolidated net tangible assets.

   Mergers and Sales of Assets by the Company. The indenture provides that we may not consolidate with or merge into, or convey, transfer, sell or lease all or substantially all of its properties and assets to, any person, and may not permit any person to merge into, or convey, transfer or lease all or substantially all of its properties and assets to, us, unless, among other things:

  (1) the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the exchange notes and under the indenture;

  (2) immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

  (3) if, as a result of the transaction, property of ours would become subject to a lien that would not be permitted under the limitation on liens described under the caption "--Limitations on Liens", we take such steps as shall be necessary to secure the exchange notes equally and ratably with (or prior to) the indebtedness secured by such lien.

 Definitions

   "Funded Indebtedness" means:

  (1) all indebtedness having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower; and

  (2) rental obligations payable more than 12 months from such date under leases which are capitalized in accordance with generally accepted accounting principles (such rental obligations to be included as Funded Indebtedness at the amount so capitalized as of such date of determination).

   "Principal Property" means any contiguous or proximate parcel of real property owned by, or leased to, us or any of our restricted subsidiaries, and any equipment located at or comprising a part of any such property, having a gross book value (without deduction of any depreciation reserves), as of the date of determination, in excess of 1.0% of our consolidated net tangible assets.

Events of Default

   The following are events of default with respect to the exchange notes under the indenture:

  (1) failure to pay principal of any exchange note when due;

  (2) failure to pay any interest on any exchange note when due, continuing for 30 days;

  (3) failure to perform any of our other covenants or warranties in the indenture, continuing for 60 days after written notice to us by the trustee as provided in the indenture;

  (4) any indebtedness for money borrowed by us in an outstanding principal amount in excess of $25,000,000 is not paid at final maturity or upon acceleration thereof and such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the indenture; and

  (5) certain events of bankruptcy, insolvency or reorganization.

   Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default occurs, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. Subject to the provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding exchange notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee with respect to such series or exercising any trust or power conferred on the trustee with respect to such exchange notes.

   If an event of default with respect to either series of exchange notes (other than an event of default specified in subsection (5) above) occurs, the trustee shall, at the written request of the holders of not less than 25% in aggregate principal amount of the outstanding exchange notes of that series, by notice in writing to us, declare the principal of all the exchange notes of that series to be due and payable immediately, and upon any such declaration such principal and any accrued interest will become immediately due and payable. If an event of default specified in subsection (5) occurs, the principal and any accrued interest on all of the exchange notes then outstanding shall become due and payable immediately without any declaration or other act on the part of the trustee or any holder.

   At any time after a declaration of acceleration with respect to exchange notes of either series has been made but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding exchange notes of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the nonpayment of accelerated principal and interest, have been cured or waived as provided in the indenture.

   No holder of any exchange note of any series has any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless the holder shall have previously given to the trustee written notice of a continuing event of default and unless also the holders of at least 25% in aggregate principal amount of the outstanding exchange notes of that series shall have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding exchange notes of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of an exchange note for the enforcement of payment of the principal of or interest on such exchange note on or after the respective due dates expressed in such exchange note.

   We are required to furnish to the trustee annually a statement as to the performance by us of our obligations under the indenture and as to any default in such performance.

Meetings, Modification and Waiver

   The indenture contains provisions for convening meetings of the holders of exchange notes to consider matters affecting their interests.

   Modifications and amendments of the indenture may be made, and certain past defaults by us may be waived, either:

  (1) with the written consent of the holders of not less than a majority in aggregate principal amount of the outstanding exchange notes of each series affected; or

  (2) by the adoption of a resolution, at a meeting of holders of the exchange notes at which a quorum is present, by the holders of at least 66 2/3% in aggregate principal amount of the outstanding exchange notes of each series affected represented at such meeting.

   However, no modification or amendment may, without the consent of the holder of each outstanding exchange note affected thereby:

  (1) change the stated maturity of the principal of, or any installment of interest on, any exchange note;

  (2) reduce the principal amount of or rate of interest on, any exchange note;

  (3) change the coin or currency of payment of principal of or interest on, any exchange note;

  (4) impair the right to institute suit for the enforcement of any payment on or with respect to any exchange note;

  (5) reduce the above-stated percentage of outstanding exchange notes necessary to modify or amend the indenture;

  (6) reduce the percentage of aggregate principal amount of outstanding exchange notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

  (7) reduce the percentage in aggregate principal amount of exchange notes outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of exchange notes at which a resolution is adopted; or

  (8) modify our obligation to deliver information required under Rule 144A to permit resales of exchange notes in the event we are not subject to certain reporting requirements under the U.S. securities laws. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the exchange notes at the time outstanding of the series as to which a meeting has been called and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

   The holders of a majority in aggregate principal amount of the outstanding exchange notes of either series may waive compliance by us with certain restrictive provisions of the indenture with respect to such series. The holders of a majority in aggregate principal amount of the outstanding exchange notes may waive any past default under the indenture with respect to such series, except a default in the payment of principal or interest.

Purchase and Cancellation

   We or any subsidiary may at any time and from time to time purchase exchange notes at any price in the open market or otherwise.

   All exchange notes surrendered for payment or registration of transfer or exchange shall, if surrendered to any person other than the trustee, be delivered to the trustee. All exchange notes so delivered to the trustee shall be cancelled promptly by the trustee. No exchange notes shall be authenticated in lieu of or in exchange for any exchange notes cancelled as provided in the indenture. Unless otherwise requested by us and confirmed in writing, the trustee shall, from time to time but not less than once annually, destroy all cancelled exchange notes and deliver to us a certificate of destruction, which certificate shall specify the number, principal amount and, in the case of exchange notes, the form of each cancelled exchange note so destroyed.

Title

   We and the trustee may treat the registered owner of any exchange note as the absolute owner thereof, whether or not such exchange note shall be overdue, for the purpose of making payment and for all other purposes.

Notices

   Notice to holders of the exchange notes will be given by mail to the registered addresses of such holders. Such notices will be deemed to have been given on the date of the first such publication or on the date of such mailing, as the case may be.

Replacement of Exchange Notes

   Exchange notes that become mutilated, destroyed, stolen or lost will be replaced by us at the expense of the holder upon delivery to the trustee or to a transfer agent of the mutilated exchange notes or evidence of their loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed exchange note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the exchange note before a replacement exchange note will be issued.

Payment of Stamp and Other Taxes

   We will pay all stamp and other duties, if any, which may be imposed by the United States or the United Kingdom or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the exchange notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority therein.

Governing Law

   The indenture, the exchange notes and the coupons will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

   In case an event of default shall occur, and shall not be cured, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of exchange notes, unless they shall have offered to the trustee reasonable security or indemnity.

                         BOOK-ENTRY, DELIVERY AND FORM

   The exchange notes will initially be represented by one or more permanent global notes in definitive, fully registered book-entry form, without interest coupons, that will be deposited with, or on behalf of, DTC and registered in the name of Cede and Co., as nominee of DTC, on behalf of the acquirors of exchange notes for credit to the accounts of the acquirors or to other accounts as they may direct at DTC, or Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, or Cedel Bank, societe anonyme.

   The global notes may be transferred in whole and not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for exchange notes in physical, certificated form except in the limited circumstances described below.

   All interests in the global notes, including those held through Euroclear or Cedel, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Cedel may also be subject to the procedures and requirements of those systems.

Book-Entry Procedures for the Global Notes

   The descriptions of the operations and procedures of DTC, Euroclear and Cedel set forth below are provided as a matter of convenience. These operations and procedures are solely within the control of the settlement systems and are subject to change by them from time to time. We take no responsibility for these operations or procedures, and you are urged to contact the relevant system or its participants directly to discuss these matters.

   DTC has advised us that it is:

  . a limited purpose trust company organized under the laws of the State of New York;

  .  a "banking organization" within the meaning of the New York Banking Law;

  .  a member of the Federal Reserve System;

  . a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended; and

  .  a "clearing agency" registered pursuant to Section 17A of the Exchange
     Act.

   DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers, including the initial purchasers in the private offering of the old notes, banks and trust companies, clearing corporations and similar organizations. Indirect access to DTC's system is also available to indirect participants, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

   We expect that pursuant to procedures established by DTC ownership of the exchange notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC, with respect to the interests of participants, and the records of participants and the indirect participants, with respect to the interests of persons other than participants.

   The laws of some jurisdictions may require that purchasers of securities take physical delivery of purchased securities in definitive form. Accordingly, the ability to transfer interests in the exchange notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in exchange notes represented by a global note to pledge or transfer that interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

   So long as DTC or its nominee is the registered owner of a global note, DTC or its nominee will be considered the sole owner or holder of the exchange notes represented by the global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have exchange notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated exchange notes and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if the holder is not a participant or an indirect participant, on the procedures of the participant through which the holder owns its interest, to exercise any rights of a holder of exchange notes under the indenture or the global note. We understand that, under existing industry practice, in the event that we request any action of holders of exchange notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through the participants to take that action or would otherwise act upon the instruction of the holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of exchange notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to exchange notes.

   Payments with respect to the principal of, and premium, if any, liquidated damages, if any, and interest on, any exchange notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing the exchange notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the exchange notes, including the global notes, are registered as the owners for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of these amounts to owners of beneficial interests in a global note, including principal, premium, if any, liquidated damages, if any, and interest. Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

   Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

   Subject to compliance with the transfer restrictions applicable to the exchange notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary. However, these cross-market transactions will require delivery of instructions to Euroclear or Cedel by the counterparty in the appropriate system in accordance with the rules and procedures and within the established deadlines, Brussels time, of the appropriate system. Euroclear or Cedel will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depositories for Euroclear or Cedel.

   Because of time zone differences, the securities account of a Euroclear or Cedel participant purchasing an interest in a global note from a participant in DTC will be credited, and that crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day, which must be a business day for Euroclear and Cedel, immediately following the settlement date of DTC. Cash received in Euroclear or Cedel as a result of sales of interest in a global note by or through a Euroclear or Cedel Participant to a participant in DTC will be received with value on the settlement date of DTC, but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following DTC's settlement date.

   Although DTC, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Cedel, they are under no obligation to perform or to continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Cedel or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Exchange Notes

   If:

  . we notify the Trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of that notice or cessation;

  . we, at our option, notify the trustee in writing that we elect to cause the issuance of exchange notes in definitive form under the indenture; or

  .  upon the occurrence of other events as provided in the indenture,

then, upon surrender by DTC of the global notes, certificated exchange notes will be issued to each person that DTC identifies as the beneficial owner of the exchange notes represented by the global notes. Upon that issuance, the trustee is required to register the certificated exchange notes in the name of that person, or the nominee of any thereof, and cause the same to be delivered to that person.

   Neither we nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related exchange notes, and each beneficial owner of exchange notes may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued.

                       FEDERAL INCOME TAX CONSIDERATIONS

Scope of Discussion

   This general discussion of certain U.S. federal income and estate tax consequences applies to you if you acquired old notes at original issue for cash in the amount of the issue price, exchange your old notes for exchange notes pursuant to the terms set forth in this prospectus and hold the exchange notes as a "capital asset," generally, for investment, under Section 1221 of the U.S. Internal Revenue Code. This summary, however, does not consider state, local or foreign tax laws. In addition, it does not include all of the rules which may affect the U.S. tax treatment of your investment in the exchange notes. For example, special rules not discussed here may apply to you if you are:

  . a broker-dealer, a dealer in securities, a trader in securities who elects to apply a mark-to-market method of accounting or a financial institution;

  .  an S corporation;

  .  an insurance company;

  .  a tax-exempt organization;

  .  subject to the alternative minimum tax provisions of the Code;

  . holding the exchange notes as part of a hedge, straddle, conversion transaction or other risk reduction or constructive sale transaction;

  . a nonresident alien or foreign corporation subject to net-basis U.S. federal income tax on income or gain derived from an exchange note because such income or gain is effectively connected with the conduct of a U.S. trade or business; or

  .  an expatriate of the United States.

   This discussion only represents our best attempt to describe certain federal income tax consequences that may apply to you based on current U.S. federal tax law. This discussion may in the end inaccurately describe the federal income tax consequences which are applicable to you because the law may change, possibly retroactively, and because the U.S. Internal Revenue Service or any court may disagree with this discussion.

   This summary may not cover your particular circumstances because it does not consider foreign, state or local tax rules, disregards certain special federal tax rules, and does not describe future changes in federal tax rules. Please consult your tax advisor rather than relying on this general description.

The Exchange Offer

   The issuance of the exchange notes to holders of the old notes pursuant to the terms set forth in this prospectus will not constitute an exchange for federal income tax purposes. Consequently, no gain or loss will be recognized by holders of the old notes upon receipt of the exchange notes, and ownership of the exchange notes will be considered a continuation of ownership of the old notes. For purposes of determining gain or loss upon the subsequent sale or exchange of the exchange notes, a holder's basis in the exchange notes should be the same as the holder's basis in the old notes exchanged. A holder's holding period for the exchange notes should include the holder's holding period for the old notes exchanged. The issue price and other tax characteristics of the exchange notes should be identical to the issue price and other tax characteristics of the old notes exchanged.

U.S. Holders

   If you are a U.S. holder, as defined below, this section applies to you. Otherwise, the caption "--Non-U.S. Holders" applies to you.

   Definition of U.S. Holder. You are a U.S. holder if you hold the exchange notes and you are:

  . a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code;

  . a corporation or partnership created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

  . an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  . a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a U.S. person.

   Payments of Interest. Interest paid on an exchange note will generally be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder's method of accounting for federal income tax purposes.

   Sale or Other Taxable Disposition of the Exchange Notes. You must recognize taxable gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of an exchange note. The amount of your gain or loss equals the difference between the fair market value of the cash or other property you receive for the exchange note, minus the amount attributable to accrued interest on the exchange note, minus your adjusted tax basis in the exchange note. Your initial tax basis should equal the price you paid for the old note. Your adjusted tax basis in an exchange note will equal the initial tax basis, reduced by any payments on the exchange note or the old note exchanged therefor.

   Your gain or loss will generally be a long-term capital gain or loss if your holding period for the exchange note is more than one year. Otherwise, it will be a short-term capital gain or loss. Payments attributable to accrued interest which you have not yet included in income will be taxed as ordinary interest income.

   Backup Withholding. You may be subject to a 31% backup withholding tax when you receive interest payments on an exchange note or proceeds upon the sale or other disposition of an exchange note. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. In addition, the 31% backup withholding tax will not apply to you if you provide your taxpayer identification number in the prescribed manner unless:

  . the IRS notifies us or our agent that the taxpayer identification number you provided is incorrect;

  . you fail to report interest and dividend payments that you receive on your tax return and the IRS notifies us or our agent that withholding is required; or

  . you fail to certify under penalties of perjury that you are not subject to back up withholding.

   If the 31% backup withholding tax does apply to you, you may use the amounts withheld as a refund or credit against your U.S. federal income tax liability as long as you provide certain information to the IRS.

Non-U.S. Holders

   Definition of Non-United States Holder. A "non-U.S. holder" is any person who holds exchange notes other than a U.S. holder. Please note that if you are subject to U.S. federal income tax on a net basis on income or gain with respect to an exchange note because such income or gain is effectively connected with the conduct of a U.S. trade or business, this disclosure does not cover the U.S. federal tax rules that apply to you.

 Interest

   Portfolio Interest Exemption. You will generally not have to pay U.S. federal income tax on interest paid on the exchange notes because of the "portfolio interest exemption" if either:

  . you represent that you are not a U.S. person for U.S. federal income tax purposes and you provide your name and address to us or our paying agent on a properly executed IRS Form W-8 (or a suitable substitute form) signed under penalties of perjury; or

  . a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its business holds the exchange note on your behalf, certifies to us or our agent under penalties of perjury that it has received IRS Form W-8 (or a suitable substitute form) from you or from another qualifying financial institution intermediary, and provides a copy to us or our agent.

  You will not, however, qualify for the portfolio interest exemption described above if:

  . you own, actually or constructively, 10% or more of the total combined voting power of all classes of our capital stock;

  . you are a controlled foreign corporation with respect to which we are a "related person" within the meaning of Section 864(d)(4) of the Code; or

  . you are a bank receiving interest described in Section 881(c)(3)(A) of the Code.

  Withholding Tax if the Interest Is Not Portfolio Interest. If you do not claim, or do not qualify for, the benefit of the portfolio interest exemption, you may be subject to a 30% withholding tax on interest payments made on the exchange notes. However, you may be able to claim the benefit of a reduced withholding tax rate under an applicable income tax treaty. The required information for claiming treaty benefits is generally submitted, under current regulations, on Form 1001. Successor forms will require additional information, as discussed below under the caption "--Backup Withholding and Information Reporting--New Withholding Regulations."

   Reporting. We may report annually to the IRS and to you the amount of interest paid to, and the tax withheld, if any, with respect to you.

   Sale or Other Disposition of Exchange Notes. You will generally not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange, redemption, retirement, or other disposition of an exchange note. You may, however, be subject to tax on such gain if you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition, in which case you may have to pay a U.S. federal income tax of 30% (or a reduced treaty rate) on such gain.

   U.S. Federal Estate Taxes. If you qualify for the portfolio interest exemption under the rules described above when you die, the exchange notes will not be included in your estate for U.S. federal estate tax purposes.

 Backup Withholding and Information Reporting

   Payments From U.S. Office. If you receive payments of interest or principal directly from us or through a U.S. office of a custodian, nominee, agent or broker, there is a possibility that you will be subject to both backup withholding at a rate of 31% and information reporting.

   With respect to interest payments made on the exchange notes, however, backup withholding will not apply if you certify, generally on a Form W-8 or a substitute form, that you are not a U.S. person in the manner described above under the caption "--Interest."

   Moreover, with respect to proceeds received on the sale, exchange, redemption, or other disposition of an exchange note, backup withholding or information reporting generally will not apply if you properly provide, generally on Form W-8 or a substitute form, a statement that you are an "exempt foreign person" for purposes of the broker reporting rules, and other required information. If you are not subject to U.S. federal income or withholding tax on the sale or other disposition of an exchange note, as described above under the heading "--Interest--Sale or Other Disposition of Exchange Notes," you will generally qualify as an "exempt foreign person" for purposes of the broker reporting rules.

   Payments From Foreign Office. If payments of principal and interest are made to you outside the United States by or through a foreign office of your foreign custodian, nominee or other agent, or if you receive the proceeds of the sale of an exchange note through a foreign office of a "broker," as defined in the pertinent U.S. Treasury regulations, you will generally not be subject to backup withholding or information reporting. You will, however, be subject to backup withholding and information reporting if the foreign custodian, nominee, agent or broker has actual knowledge or, after December 31, 2000, reason to know, that the payee is a U.S. person. You will also be subject to information reporting, but not backup withholding, if the payment is made by a foreign office of a custodian, nominee, agent or broker that is a U.S. person or a controlled foreign corporation for U.S. federal income tax purposes, or that derives 50% or more of its gross income from the conduct of a U.S. trade or business for a specified three year period, unless the broker has in its records documentary evidence that you are a non-U.S. holder and certain other conditions are met.

   Refunds. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

   New Withholding Regulations. New regulations relating to withholding tax on income paid to foreign persons will generally be effective for payments made after December 31, 2000, subject to certain transition rules. The new withholding regulations modify and, in general, unify the way in which you establish your status as a non-U.S. "beneficial owner" eligible for withholding exemptions including the portfolio interest exemption, a reduced treaty rate or an exemption from backup withholding. For example, the new withholding regulations will require new forms, which you will generally have to provide earlier than you would have had to provide replacements for expiring existing forms.

   The new withholding regulations clarify withholding agents' reliance standards. They also require additional certifications for claiming treaty benefits. The new withholding regulations also provide somewhat different procedures for foreign intermediaries and flow-through entities (such as foreign partnerships) to claim the benefit of applicable exemptions on behalf of non-U.S. beneficial owners for which or for whom they receive payments. For example, the new withholding regulations would require, in the case of exchange notes held by a foreign partnership, that the certification be provided by the partners rather than by the foreign partnership and that the partnership provide certain information, including a U.S. taxpayer identification number. A look-through rule would apply in the case of tiered partnerships.

   When you purchased the old notes, you were required to submit certification that complies with the currently effective temporary Treasury regulations in order to obtain an available exemption from or reduction in withholding tax. The new withholding regulations provide that certifications satisfying the requirements of the new withholding regulations will be deemed to satisfy the requirements of the temporary Treasury regulations now in effect. If you are a non-U.S. holder claiming benefit under an income tax treaty (and not relying on the portfolio interest exemption), you should be aware that you may be required to obtain a taxpayer identification number and to certify your eligibility under the applicable treaty's limitations on benefits article in order to comply with the new withholding regulations' certification requirements.

   The new withholding regulations are complex and this summary does not completely describe them. Please consult your tax advisor to determine how the new withholding regulations will affect your particular circumstances.

                              PLAN OF DISTRIBUTION

   Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for at least 90 days after the exchange offer is completed, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of exchange notes.

   We will not receive any proceeds from any sales of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or at negotiated prices. Any resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   We have agreed to pay the expenses incident to the exchange offer, other than commission or concessions of any brokers or dealers and the fees of any counsel or other advisors or experts retained by the holders of old notes, and will indemnify the holders of the exchange notes (including any broker-dealers) against related liabilities, including liabilities under the Securities Act.

                                    EXPERTS

   The audited financial statements and schedules included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts (or, as experts in accounting and auditing) in giving said reports.

                                 LEGAL MATTERS

   The validity of the exchange notes will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York.

                         INDEX TO FINANCIAL STATEMENTS

Levi Strauss & Co. and Subsidiaries
  Independent Auditors' Report............................................ F-2
  Consolidated Balance Sheets--November 28, 1999 and November 29, 1998.... F-3
  Consolidated Statements of Income--Years Ended November 28, 1999,
   November 29, 1998 and November 30, 1997................................ F-4
  Consolidated Statements of Stockholders' Deficit--Years Ended November
   28, 1999, November 29, 1998, November 30, 1997 and November 24, 1996... F-5
  Consolidated Statements of Cash Flows--Years Ended November 28, 1999,
   November 29, 1998 and November 30, 1997................................ F-6
  Notes to Consolidated Financial Statements--Years Ended November 28,
   1999, November 29, 1998 and November 30, 1997.......................... F-7
  Consolidated Balance Sheets--February 27, 2000 (Unaudited) and November
   28, 1999 .............................................................. F-34
  Consolidated Statements of Income (Loss)--Three Months Ended February
   27, 2000 and February 28, 1999 (Unaudited)............................. F-35
  Consolidated Statements of Cash Flows--Three Months Ended February 27,
   2000 and February 28, 1999 (Unaudited)................................. F-36
  Notes to Consolidated Financial Statements--Three Months Ended February
   27, 2000 and February 28, 1999 (Unaudited)............................. F-37

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Levi Strauss & Co.:

   We have audited the accompanying consolidated balance sheets of Levi Strauss & Co. (a Delaware corporation) and subsidiaries as of November 28, 1999 and November 29, 1998, and the related consolidated statements of income, stockholders' deficit and cash flows for each of the three fiscal years in the period ended November 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Levi Strauss & Co. and subsidiaries as of November 28, 1999 and November 29, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 28, 1999 in conformity with accounting principles generally accepted in the United States.

   Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II listed in the index of financial statements (not presented herein) is presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                             Arthur Andersen LLP

San Francisco, California
January 31, 2000

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (Dollars in Thousands, Except Share Data)

                                                    November 28,  November 29,
                                                        1999          1998
                                                    ------------  ------------
                                     ASSETS
Current Assets:
  Cash and cash equivalents........................ $   192,816   $    84,565
  Trade receivables, net of allowance for doubtful
   accounts of $30,017 in 1999 and $39,987 in
   1998............................................     759,273       856,637
  Income taxes receivable..........................      70,000           --
  Inventories:
    Raw materials..................................     137,082       163,100
    Work-in-process................................     100,523       108,836
    Finished goods.................................     433,882       546,096
                                                    -----------   -----------
      Total inventories............................     671,487       818,032
  Deferred tax assets..............................     300,972       248,604
  Other current assets.............................     172,195       127,552
                                                    -----------   -----------
      Total current assets.........................   2,166,743     2,135,390
Property, plant and equipment, net of accumulated
 depreciation of $548,437 in 1999 and $728,137 in
 1998..............................................     685,026       828,251
Goodwill and other intangibles, net of accumulated
 amortization of $158,052 in 1999 and $148,857 in
 1998..............................................     275,318       299,505
Non-current deferred tax assets....................     478,235       555,046
Other assets.......................................      60,195        66,466
                                                    -----------   -----------
      Total Assets................................. $ 3,665,517   $ 3,884,658
                                                    ===========   ===========

                     LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Current maturities of long-term debt and short-
   term borrowings................................. $   233,992   $   238,701
  Accounts payable.................................     262,389       296,248
  Restructuring reserves...........................     258,784       236,552
  Accrued liabilities..............................     415,273       451,479
  Accrued salaries, wages and employee benefits....     194,130       244,517
  Accrued taxes....................................       2,548        21,993
                                                    -----------   -----------
      Total current liabilities....................   1,367,116     1,489,490
Long-term debt, less current maturities............   2,430,617     2,176,629
Long-term employee related benefits................     325,518       721,330
Postretirement medical benefits....................     541,815       518,667
Long-term tax liabilities..........................     241,542       247,843
Other long-term liabilities........................      20,696        14,685
Minority interest..................................      26,775        29,761
                                                    -----------   -----------
      Total liabilities............................   4,954,079     5,198,405
                                                    -----------   -----------
Stockholders' Deficit:
  Common stock--$.01 par value; 270,000,000 shares
   authorized; 37,278,238 shares issued and
   outstanding.....................................         373           373
  Additional paid-in capital.......................      88,812        88,812
  Accumulated deficit..............................  (1,395,256)   (1,400,611)
  Accumulated other comprehensive income...........      17,509        (2,321)
                                                    -----------   -----------
      Stockholders' deficit........................  (1,288,562)   (1,313,747)
                                                    -----------   -----------
      Total Liabilities and Stockholders' Deficit.. $ 3,665,517   $ 3,884,658
                                                    ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                 (Dollars in Thousands, Except Per Share Data)

                                            Year Ended   Year Ended   Year Ended
                                           November 28, November 29, November 30,
                                               1999         1998         1997
                                           ------------ ------------ ------------
Net sales................................   $5,139,458   $5,958,635   $6,861,482
Cost of goods sold.......................    3,180,845    3,433,081    3,962,719
                                            ----------   ----------   ----------
  Gross profit...........................    1,958,613    2,525,554    2,898,763
Marketing, general and administrative
 expenses................................    1,629,845    1,834,058    2,045,938
Excess capacity reduction/restructuring..      497,683      250,658      386,792
Global Success Sharing Plan..............     (343,873)      90,564      114,833
                                            ----------   ----------   ----------
  Operating income.......................      174,958      350,274      351,200
Interest expense.........................      182,978      178,035      212,358
Other (income) expense, net..............      (16,519)       9,539      (45,439)
                                            ----------   ----------   ----------
  Income before taxes....................        8,499      162,700      184,281
Provision for taxes......................        3,144       60,198       46,070
                                            ----------   ----------   ----------
  Net income.............................   $    5,355   $  102,502   $  138,211
                                            ==========   ==========   ==========
Earnings per share--basic and diluted....   $     0.14   $     2.75   $     3.71
                                            ==========   ==========   ==========
Weighted-average common shares
 outstanding.............................   37,278,238   37,278,238   37,278,238
                                            ==========   ==========   ==========



   The accompanying notes are an integral part of these financial statements.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                             (Dollars in Thousands)

                                                         Accumulated
                                Additional                  Other
                         Common  Paid-In   Accumulated  Comprehensive Stockholders'
                         Stock   Capital     Deficit       Income        Deficit
                         ------ ---------- -----------  ------------- -------------
Balance at November 24,
 1996...................  $373   $88,812   $(1,641,324)   $ 70,562     $(1,481,577)
                          ----   -------   -----------    --------     -----------
Net income..............   --        --        138,211         --          138,211
Translation adjustment
 (net of tax of
 $13,896)...............   --        --            --      (26,896)        (26,896)
                          ----   -------   -----------    --------     -----------
Total comprehensive
 income.................   --        --        138,211     (26,896)        111,315
                          ----   -------   -----------    --------     -----------
Balance at November 30,
 1997...................   373    88,812    (1,503,113)     43,666      (1,370,262)
                          ----   -------   -----------    --------     -----------
Net income..............   --        --        102,502         --          102,502
Translation adjustment
 (net of tax of
 $3,811)................   --        --            --      (45,987)        (45,987)
                          ----   -------   -----------    --------     -----------
Total comprehensive
 income.................   --        --        102,502     (45,987)         56,515
                          ----   -------   -----------    --------     -----------
Balance at November 29,
 1998...................   373    88,812    (1,400,611)     (2,321)     (1,313,747)
                          ----   -------   -----------    --------     -----------
Net income..............   --        --          5,355         --            5,355
Minimum pension
 liability (net of tax
 of $457)...............   --        --            --         (778)           (778)
Translation adjustment
 (net of tax of
 $8,686)................   --        --            --       20,608          20,608
                          ----   -------   -----------    --------     -----------
Total comprehensive
 income.................   --        --          5,355      19,830          25,185
                          ----   -------   -----------    --------     -----------
Balance at November 28,
 1999...................  $373   $88,812   $(1,395,256)   $ 17,509     $(1,288,562)
                          ====   =======   ===========    ========     ===========


   The accompanying notes are an integral part of these financial statements.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in Thousands)

                                        Year Ended    Year Ended    Year Ended
                                       November 28,  November 29,  November 30,
                                           1999          1998          1997
                                       ------------  ------------  ------------
Cash Flows from Operating Activities:
Net income............................ $     5,355   $   102,502   $   138,211
Adjustments to reconcile net cash
 (used for) provided by operating
 activities:
  Depreciation and amortization.......     120,102       128,773       138,894
  Unrealized foreign exchange (gains)
   losses.............................     (10,130)       27,219       (23,220)
  Decrease in trade receivables.......      57,643        31,806        90,593
  Increase in income taxes
   receivable.........................     (70,000)          --            --
  Decrease in inventories.............     106,979        45,754        45,440
  (Increase) decrease in other current
   assets.............................     (47,284)      (29,410)       34,550
  Decrease (increase) in net deferred
   tax assets.........................      29,340       (43,761)     (278,492)
  Increase (decrease) in accounts
   payable and accrued liabilities....      11,362        31,595      (120,511)
  Increase (decrease) in restructuring
   reserves...........................      20,176       (79,339)      386,792
  Decrease in accrued salaries, wages
   and employee benefits..............     (22,974)      (23,404)      (32,212)
  Decrease in accrued taxes...........     (32,640)      (22,520)      (35,328)
  (Decrease) increase in long-term
   employee related benefits..........    (376,204)      127,823       195,859
  (Decrease) increase in long-term tax
   liabilities........................      (6,300)      (16,113)       16,496
  Other, net..........................      40,803       (57,156)       16,818
                                       -----------   -----------   -----------
    Net cash (used for) provided by
     operating activities.............    (173,772)      223,769       573,890
                                       -----------   -----------   -----------
Cash Flows from Investing Activities:
Purchases of property, plant and
 equipment............................     (61,062)     (116,531)     (121,595)
Proceeds from sale of property, plant
 and equipment........................      69,455        31,185        12,907
Decrease (increase) in net investment
 hedges...............................      53,736        (2,532)       27,284
Other, net............................         228         5,171         4,509
                                       -----------   -----------   -----------
    Net cash provided by (used for)
     investing activities.............      62,357       (82,707)      (76,895)
                                       -----------   -----------   -----------
Cash Flows from Financing Activities:
Proceeds from issuance of long-term
 debt.................................   1,462,052     1,959,611     1,633,921
Repayments of long-term debt..........  (1,230,145)   (2,037,627)   (2,260,445)
Net (decrease) increase in short-term
 borrowings...........................      (7,688)     (116,437)       96,219
Other, net............................         --            (36)            3
                                       -----------   -----------   -----------
    Net cash provided by (used for)
     financing activities.............     224,219      (194,489)     (530,302)
                                       -----------   -----------   -----------
Effect of exchange rate changes on
 cash.................................      (4,553)       (6,492)      (18,061)
                                       -----------   -----------   -----------
Net Increase (Decrease) in Cash and
 Cash Equivalents.....................     108,251       (59,919)      (51,368)
Beginning cash and cash equivalents...      84,565       144,484       195,852
                                       -----------   -----------   -----------
Ending Cash and Cash Equivalents...... $   192,816   $    84,565   $   144,484
                                       ===========   ===========   ===========
Supplemental Disclosures of Cash Flow
 Information:
Cash paid during the year for:
  Interest............................ $   172,688   $   167,907   $   209,211
  Income taxes........................      82,675       146,717       337,984
  Restructuring initiatives...........     416,123       313,700           --

   The accompanying notes are an integral part of these financial statements.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

   The consolidated financial statements of Levi Strauss & Co. and its wholly-owned foreign and domestic subsidiaries ("LS&CO." or "Company") are prepared in conformity with generally accepted accounting principles. All significant intercompany balances and transactions have been eliminated. LS&CO. is privately held primarily by descendants and relatives of its founder, Levi Strauss.

   The Company's fiscal year consists of 52 or 53 weeks, ending on the last Sunday of November in each year. The 1999 and 1998 fiscal years consisted of 52 weeks and ended November 28, 1999 and November 29, 1998, respectively, and fiscal year 1997 consisted of 53 weeks and ended November 30, 1997. All references to years relate to fiscal years rather than calendar years. Certain prior year amounts have been reclassified to conform to the 1999 presentation.

Nature of Operations

   The Company is one of the world's leading branded apparel companies with operations in more than 40 countries. The Company designs and markets jeans and jeans-related pants, casual and dress pants, shirts, jackets and related accessories, for men, women and children, under the Levi's(R), Dockers(R) and Slates(R) brands. The Company markets its Levi's(R) and Dockers(R) brand products in three geographic regions: the Americas, Europe and Asia Pacific. The Slates(R) brand products are marketed in the United States. As of November 28, 1999, the Company employed approximately 18,000 people.

   The Company relies on a number of suppliers for its manufacturing processes, particularly Cone Mills Corporation, which has been and remains the sole supplier of the denim used for 501(R) jeans through the Company's only long-term supply contract. In 1999, 1998 and 1997, Cone Mills Corporation supplied approximately 22%, 24% and 27%, respectively, of the total volume of fabrics purchased worldwide by the Company. The loss of Cone Mills Corporation or other principal suppliers could have an adverse effect on the Company's results of operations.

Minority Interest

   Minority interest is included in other (income) expense, net, and includes a 16.4% minority interest of Levi Strauss Japan K.K. and a 49.0% minority interest of Levi Strauss Istanbul Konfeksigon.

Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes to the financial statements. Changes in such estimates, based on more accurate future information, may affect amounts reported in future periods.

Cash and Cash Equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates fair market value.

Inventory Valuation

   Inventories are valued at the lower of average cost or market value and include materials, labor and manufacturing overhead. Market value is calculated on the basis of anticipated selling price less allowances to maintain a targeted gross margin for each product.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

Income Taxes

   Deferred income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

Property, Plant and Equipment

   Property, plant and equipment are carried at cost, less accumulated depreciation. The cost is depreciated on a straight-line basis over the estimated useful lives of the related assets. Buildings are depreciated over 40 years, and machinery and equipment is depreciated over an average of ten years. Leasehold improvements are depreciated over the lesser of the life of the improvement or the initial lease term.

Goodwill and Other Intangible Assets

   Goodwill and other intangibles are carried at cost, less accumulated amortization. Goodwill resulted primarily from a 1985 acquisition of LS&CO. by Levi Strauss Associates Inc., a former parent company that was subsequently merged into the Company in 1996. This merger was accounted for as a reorganization of entities under common control. Goodwill is being amortized on a straight-line basis over 40 years through the year 2025. Other intangibles consist primarily of tradenames, which were valued as a result of the 1985 acquisition. Tradenames and other intangibles are being amortized over the estimated useful lives of the related assets, which range from six to 40 years.

Long-Lived Assets

   In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), the Company reviews long-lived assets, including goodwill and other intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds the expected future undiscounted cash flows, the Company measures and records an impairment loss for the excess of the carrying value of the asset over its fair value.

Self-Insurance

   The Company is partially self-insured for workers' compensation and certain employee health benefits. Accruals for losses are made based on the Company's claims experience and actuarial assumptions followed in the insurance industry. Actual losses could differ from accrued amounts.

Translation Adjustment

   The functional currency for most of the Company's foreign operations is the applicable local currency. For those operations, assets and liabilities are translated into United States ("U.S.") dollars using period-end exchange rates and income and expense accounts are translated at average monthly exchange rates. Net changes resulting from such translations are recorded as a separate component of accumulated other comprehensive income in the consolidated financial statements.

   The U.S. dollar is the functional currency for foreign operations in countries with highly inflationary economies and certain other subsidiaries. The translation adjustments for these entities are included in other (income) expense, net.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

Interest Rate Swaps

   The Company enters into interest rate swap transactions to manage interest rate exposures on its debt. Net interest receivable or payable on the swap transactions is included in interest expense. Gains or losses that result from the early termination of swap agreements are deferred and amortized over the remaining term of the associated debt as a component of interest expense.

Foreign Exchange Contracts

   The Company enters into foreign exchange contracts to hedge against known foreign currency denominated exposures, particularly dividends and intercompany royalties, loans, sourcing and other transactions with its foreign affiliates and licensees. The accounting treatment of these hedges is dependent on the item being hedged. Forward and swap transactions hedging our cash management and sourcing exposures are reported at market value, with gains and losses included in current earnings in other (income) expense, net. Option premium on these hedges is amortized straight-line over the life of the option and is also included in other (income) expense, net. The intrinsic value is used to mark the option value to market through current earnings.

   Forward and swap transactions hedging unremitted earnings and royalties are also reported at market value but the market gain or loss is included in translation equity adjustment, a component of comprehensive income, which is included in stockholders' equity on the balance sheet. Similarly, option premiums on hedges of unremitted earnings and royalties are amortized to the translation equity account. The intrinsic value of the options is used to mark the instruments to market at each financial statement date with the change in value recorded in translation equity adjustment. At November 28, 1999 and November 29, 1998, the net effect of exchange rate changes related to net investment hedge transactions was a $48.7 million decrease and a $18.8 million decrease respectively, to the translation adjustment.

Advertising Costs

   In accordance with Statement of Position ("SOP") 93-7, "Reporting on Advertising Costs," the Company expenses advertising costs as incurred. For fiscal years 1999, 1998 and 1997 total advertising expense was $490.2 million, $466.7 million and $473.0 million, respectively.

Research and Development Costs

   Research and development costs, which are not material to the consolidated statements of income, are expensed as incurred.

Earnings Per Share

   Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding for the period and excludes the dilutive effect of common shares that could potentially be issued. Diluted EPS is computed by dividing net income by the weighted-average number of common shares outstanding plus all potential dilutive common shares. The Company does not have any potentially dilutive securities, and therefore, basic and diluted EPS are the same. The weighted-average number of common shares outstanding is 37,278,238 for all periods presented.

Computer Software Costs

   The costs of computer software purchased or developed for internal use are expensed as incurred due to the indeterminate life resulting from rapid technological changes, except when the software is included with

                      LEVI STRAUSS & CO. AND SUBSIDIARIES
capitalized hardware and the cost cannot be separately identified. The Company will adopt SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," in the first quarter of fiscal year 2000. SOP 98-1 requires certain costs related to internal-use computer software to be capitalized. The adoption of SOP 98-1 is not expected to have a material effect on the Company's financial position or results of operations.

Revenue Recognition

   Revenue from the sale of product is recognized upon shipment of products to customers. Allowances for estimated returns and discounts are recognized when sales are recorded.

New Accounting Standards

   In 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement establishes standards for the reporting of comprehensive income and its components. Comprehensive income consists of net income, foreign currency translation adjustments and minimum pension liability adjustments and is presented in the consolidated statements of stockholders' deficit. The adoption of SFAS 130 had no impact on total stockholders' deficit. Prior year financial statements have been reclassified to conform to this statement.

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In June 1999, the FASB delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. The Company will adopt SFAS 133 the first day of fiscal year 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts, and for hedging activities. In summary, SFAS 133 requires all derivatives to be recognized as assets or liabilities at fair value. Fair value adjustments are made either through earnings or equity, depending upon the exposure being hedged and the effectiveness of the hedge. The Company has not yet quantified all effects of adopting SFAS 133 on its financial statements. However, the adoption of SFAS 133 could increase volatility in earnings and other comprehensive income or involve certain changes in the Company's business practices. The Company currently has an implementation team in place that is determining the method of implementation and evaluating all effects of adopting SFAS 133.

Note 2: Excess Capacity Reductions/Restructuring Reserves

North America Plant Closures

   Over the last three years, the Company has closed 29 of its owned and operated production and finishing facilities in North America and Europe in order to reduce costs, eliminate excess capacity and align its sourcing strategy with changes in the industry and in consumer demand. Plant closures were announced in November 1997, in which ten manufacturing facilities as well as a finishing center in the U.S. were closed by the end of 1998 and displaced approximately 6,400 employees. The Company recorded an initial charge of $386.8 million in 1997 that consisted of $47.7 million for asset write-offs, $323.8 million for severance and employee benefits and $15.3 million for other restructuring costs. The ending liability balances for this initial charge is displayed in the table below.

   In line with the above plans, the Company announced in November 1998 the closure of two more finishing centers in the U.S. that were closed by the end of 1999, displacing approximately 990 employees. The Company recorded an initial charge of $82.1 million in 1998 that consisted of $25.5 million for asset write-

                      LEVI STRAUSS & CO. AND SUBSIDIARIES
offs, $55.1 million for severance and employee benefits and $1.5 million for other restructuring costs. The ending liability balances for this initial charge is displayed in the table below.

   Also in conjunction with such plans, the Company announced in February 1999 the closure of 11 additional manufacturing facilities in North America and the displacement of approximately 5,900 employees. As of November 28, 1999, all of these manufacturing facilities have been closed and approximately 5,860 employees have been displaced. The Company recorded an initial charge of $394.1 million in 1999 that consisted of $54.8 million for asset write-offs, $292.9 million for severance and employee benefits and $46.4 million for other restructuring costs. The ending liability balances for this initial charge is displayed in the table below.

 1997 North America Plant Closures

                         Balance                      Balance                       Balance
                            At                           At                            At
                         11/30/97 Charges Reductions  11/29/98 Charges  Reductions  11/28/99
                         -------- ------- ----------  -------- -------- ----------  --------
                                              (Dollars in Thousands)
Severance and employee
 benefits............... $323,796 $   --  $(297,176)  $26,620  $    --  $ (17,830)  $  8,790
Asset write-offs........   47,676     --    (12,454)   35,222       --    (24,567)    10,655
Other restructuring
 costs..................   15,320     --     (4,482)   10,838       --     (8,925)     1,913
                         -------- ------- ---------   -------  -------- ---------   --------
  Total................. $386,792 $   --  $(314,112)  $72,680  $    --  $ (51,322)  $ 21,358
                         ======== ======= =========   =======  ======== =========   ========

 1998 North America Plant Closures

                         Balance                      Balance                       Balance
                            At                           At                            At
                         11/30/97 Charges Reductions  11/29/98 Charges  Reductions  11/28/99
                         -------- ------- ----------  -------- -------- ----------  --------
                                              (Dollars in Thousands)
Severance and employee
 benefits............... $    --  $55,060 $  (1,970)  $53,090  $    --  $ (50,407)  $  2,683
Asset write-offs........      --   25,469    (3,331)   22,138       --    (12,425)     9,713
Other restructuring
 costs..................      --    1,544      (250)    1,294       --       (101)     1,193
                         -------- ------- ---------   -------  -------- ---------   --------
  Total................. $    --  $82,073 $  (5,551)  $76,522  $    --  $ (62,933)  $ 13,589
                         ======== ======= =========   =======  ======== =========   ========

 1999 North America Plant Closures

                         Balance                      Balance                       Balance
                            At                           At                            At
                         11/30/97 Charges Reductions  11/29/98 Charges  Reductions  11/28/99
                         -------- ------- ----------  -------- -------- ----------  --------
                                              (Dollars in Thousands)
Severance and employee
 benefits............... $    --  $   --  $     --    $   --   $292,886 $(183,131)  $109,755
Asset write-offs........      --      --        --        --     54,828   (17,265)    37,563
Other restructuring
 costs..................      --      --        --        --     46,391   (17,865)    28,526
                         -------- ------- ---------   -------  -------- ---------   --------
  Total................. $    --  $   --  $     --    $   --   $394,105 $(218,261)  $175,844
                         ======== ======= =========   =======  ======== =========   ========

Corporate Reorganization Initiatives

   In 1998, the Company instituted various corporate reorganization initiatives and the displacement of approximately 770 employees. The goal of these initiatives was to reduce overhead costs and consolidate

                      LEVI STRAUSS & CO. AND SUBSIDIARIES
operations. The Company recorded initial charges of $61.1 million in 1998 that consisted of $4.0 million for asset write-offs, $49.1 million for severance and employee benefits and $7.9 million for other restructuring costs. As of November 28, 1999, approximately 720 employees were displaced. The ending liability balances for these initial charges are displayed in the table below.

   In line with such overhead reorganization initiatives, the Company recorded additional charges of $48.9 million in 1999 that consisted of $45.0 million for severance and employee benefits and $3.9 million for other restructuring costs. A total of approximately 930 employees are expected to be displaced of which approximately 40 employees have been displaced as of the end of 1999. The ending liability balances for these initial charges are displayed in the table below.

 1998 Corporate Reorganization Initiatives

                         Balance                     Balance                     Balance
                            At                          At                          At
                         11/30/97 Charges Reductions 11/29/98 Charges Reductions 11/28/99
                         -------- ------- ---------- -------- ------- ---------- --------
                                              (Dollars in Thousands)
Severance and employee
 benefits...............  $ --    $49,097  $   --    $49,097  $   --   $(45,893) $ 3,204
Asset write-offs........    --      4,027     (360)    3,667      --       (623)   3,044
Other restructuring
 costs..................    --      7,938     (740)    7,198      --       (786)   6,412
                          -----   -------  -------   -------  -------  --------  -------
  Total.................  $ --    $61,062  $(1,100)  $59,962  $   --   $(47,302) $12,660
                          =====   =======  =======   =======  =======  ========  =======

 1999 Corporate Reorganization Initiatives

                         Balance                     Balance                     Balance
                            At                          At                          At
                         11/30/97 Charges Reductions 11/29/98 Charges Reductions 11/28/99
                         -------- ------- ---------- -------- ------- ---------- --------
                                              (Dollars in Thousands)
Severance and employee
 benefits...............  $ --    $   --   $   --    $   --   $44,952  $ (1,402) $43,550
Other restructuring
 costs..................    --        --       --        --     3,937    (2,257)   1,680
                          -----   -------  -------   -------  -------  --------  -------
  Total.................  $ --    $   --   $   --    $   --   $48,889  $ (3,659) $45,230
                          =====   =======  =======   =======  =======  ========  =======

Europe Reorganization and Plant Closures

   In September 1998 the Company announced plans to close two manufacturing and two finishing facilities, and reorganize operations throughout Europe, displacing approximately 1,650 employees. These plans were prompted by decreased demand for denim jeans products and a resulting over-capacity in the Company's European owned and operated plants. The production facilities were closed by the end of 1999 and approximately 1,630 employees were displaced. The Company recorded an initial charge of $107.5 million in 1998 that consisted of $10.0 million for asset write-offs and $97.5 million for severance and employee benefits. The ending liability balances for this initial charge are displayed in the table below.

   In conjunction with such plans in Europe, the Company announced in September 1999 plans to close a production facility and reduce capacity at a finishing facility in the United Kingdom, to further reduce overhead costs and consolidate operations, and to displace approximately 960 employees. The production facility closed in December 1999 and as of November 28, 1999, approximately 50 employees have been displaced. The Company recorded an initial charge of $54.7 million in 1999 that consisted of $4.5 million for asset write-offs, $48.2 million for severance and employee benefits and $2.0 million for other restructuring costs. The ending liability balances for this initial charge are displayed in the table below.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

 1998 Europe Reorganization and Plant Closures

                         Balance                      Balance                     Balance
                            At                           At                          At
                         11/30/97 Charges  Reductions 11/29/98 Charges Reductions 11/28/99
                         -------- -------- ---------- -------- ------- ---------- --------
                                              (Dollars in Thousands)
Severance and employee
 benefits...............  $ --    $ 97,497  $(9,082)  $88,415  $   --   $(77,762) $10,653
Asset write-offs........    --      10,026     (152)    9,874      --     (6,478)   3,396
                          -----   --------  -------   -------  -------  --------  -------
  Total.................  $ --    $107,523  $(9,234)  $98,289  $   --   $(84,240) $14,049
                          =====   ========  =======   =======  =======  ========  =======

 1999 Europe Reorganization and Plant Closures

                         Balance                      Balance                     Balance
                            At                           At                          At
                         11/30/97 Charges  Reductions 11/29/98 Charges Reductions 11/28/99
                         -------- -------- ---------- -------- ------- ---------- --------
                                              (Dollars in Thousands)
Severance and employee
 benefits...............  $ --    $    --   $   --    $   --   $48,160  $ (9,747) $38,413
Asset write-offs........    --         --       --        --     4,500       (26)   4,474
Other restructuring
 costs..................    --         --       --        --     2,029       (17)   2,012
                          -----   --------  -------   -------  -------  --------  -------
  Total.................  $ --    $    --   $   --    $   --   $54,689  $ (9,790) $44,899
                          =====   ========  =======   =======  =======  ========  =======

   Severance and employee benefits relate to severance packages, out-placement and career counseling for employees affected by the plant closures, and reorganization initiatives. Reductions consists of payments for severance and employee benefits, and other restructuring costs, as well as actual losses on disposal of assets. The asset write-offs relate primarily to machinery and equipment, and buildings that have been adjusted to net realizable value which was determined by estimating the proceeds realizable on sale or lease of these assets (see Note 4 to the Consolidated Financial Statements). The balance of severance and employee benefits and other restructuring costs are included under restructuring reserves on the balance sheet. The balance of asset write-offs is included as a reduction to property, plant and equipment on the balance sheet and is non-cash. All of the initiatives are expected to be completed by the end of 2000 with the exception of the North America plant closures announced in 1999 which are expected to be completed by mid-2001.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

Note 3: Income Taxes

   The U.S. and non-U.S. components of income before taxes are as follows:

                                                    1999      1998      1997
                                                  --------  --------  ---------
                                                    (Dollars in Thousands)
   U.S........................................... $  6,025  $ 61,197  $(199,855)
   Non-U.S.......................................    2,474   101,503    384,136
                                                  --------  --------  ---------
     Total....................................... $  8,499  $162,700  $ 184,281
                                                  ========  ========  =========

   The provision for taxes consists of the following:

                                                    1999      1998      1997
                                                  --------  --------  ---------
                                                    (Dollars in Thousands)
   Federal-U.S.
     Current..................................... $(53,441) $(36,879) $ 118,579
     Deferred....................................   20,589     1,812   (265,287)
                                                  --------  --------  ---------
                                                  $(32,852) $(35,067) $(146,708)
                                                  ========  ========  =========
   State-U.S.
     Current..................................... $   (521) $    458  $  19,960
     Deferred....................................      776     4,423    (14,324)
                                                  --------  --------  ---------
                                                  $    255  $  4,881  $   5,636
                                                  ========  ========  =========
   Non-U.S.
     Current..................................... $ 32,663  $132,089  $ 186,179
     Deferred....................................    3,078   (41,705)       963
                                                  --------  --------  ---------
                                                  $ 35,741  $ 90,384  $ 187,142
                                                  ========  ========  =========
   Total
     Current..................................... $(21,299) $ 95,668  $ 324,718
     Deferred....................................   24,443   (35,470)  (278,648)
                                                  --------  --------  ---------
                                                  $  3,144  $ 60,198  $  46,070
                                                  ========  ========  =========

   At November 28, 1999, cumulative non-U.S. operating losses of $162.6 million generated by the Company were available to reduce future taxable income primarily between the years 2002 and 2009.

   Income tax expense due to translation adjustment was $8.7 million, $3.8 million and $13.9 million for 1999, 1998 and 1997, respectively.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

   Temporary differences which give rise to deferred tax assets and liabilities at November 28, 1999 and November 29, 1998 were as follows:

                                                     1999 Deferred 1998 Deferred
                                                      Tax Assets    Tax Assets
                                                     (Liabilities) (Liabilities)
                                                     ------------- -------------
                                                       (Dollars in Thousands)
   Postretirement benefits..........................   $215,361      $205,225
   Employee compensation and benefit plans..........    146,261       273,238
   Inventory........................................     86,311        27,972
   Depreciation and amortization....................      4,713        (3,853)
   Foreign exchange gains/losses....................    (36,834)      (45,113)
   Restructuring and special charges................    102,501       105,271
   Tax on unremitted non-U.S. earnings..............    209,296       196,858
   State income tax.................................    (21,352)      (22,491)
   Other............................................     72,950        66,543
                                                       --------      --------
                                                       $779,207      $803,650
                                                       ========      ========

   The Company's effective income tax rate for fiscal years 1999, 1998 and 1997 differs from the statutory federal income tax rate as follows:

                                                           1999   1998   1997
                                                           -----  -----  -----
   Statutory rate........................................   35.0%  35.0%  35.0%
   Changes resulting from:
     State income taxes, net of federal income tax
      benefit............................................    2.0    2.0    2.0
     Foreign losses, no recorded tax benefit.............   15.2    8.1    3.1
     Acquisition-related book and tax bases differences..   43.6    2.3    2.0
     Reversal of prior years' accruals...................  (55.0) (11.3)   --
     Tax benefit, prior years' foreign losses............    --     --   (21.7)
     Other, net..........................................   (3.8)   0.9    4.6
                                                           -----  -----  -----
   Effective rate........................................   37.0%  37.0%  25.0%
                                                           =====  =====  =====

   The consolidated U.S. income tax returns of the Company for 1986 through 1995 are under examination by the Internal Revenue Service. The Company believes it has made adequate provision for income taxes and interest for all periods under review.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

Note 4: Property, Plant and Equipment

   The components of property, plant and equipment ("PP&E") are as follows:

                                                            1999        1998
                                                         ----------  ----------
                                                              (Dollars in
                                                              Thousands)
   Land................................................. $   48,483  $   52,928
   Buildings and leasehold improvements.................    566,046     497,596
   Machinery and equipment..............................    613,966     787,802
   Construction in progress.............................      4,968     218,062
                                                         ----------  ----------
     Total PP&E.........................................  1,233,463   1,556,388
   Accumulated depreciation.............................   (548,437)   (728,137)
                                                         ----------  ----------
   PP&E, net............................................ $  685,026  $  828,251
                                                         ==========  ==========

   As a result of the excess capacity reduction and reorganization initiatives charges (see Note 2 to the Consolidated Financial Statements), the Company recognized impairment losses in 1999, 1998 and 1997 of $59.3 million, $39.5 million and $47.7 million, respectively, related to certain plant assets. The adjustment to net realizable value was determined by estimating the proceeds realizable on sale or lease of these assets.

   As of November 28, 1999, the Company had $58.8 million of PP&E, net, available for sale (see Note 18 to the Consolidated Financial Statements).

   Depreciation expense for 1999, 1998 and 1997 was $108.7 million, $114.3 million and $123.1 million, respectively.

   Construction in progress at November 28, 1999 related to various projects with expected costs of approximately $2.0 million to complete these projects in 2000. Construction in progress at November 29, 1998 related primarily to the Company's distribution centers that were completed in 1999. In addition at November 29, 1998, construction in progress included a flagship retail store in San Francisco that was completed in 1999.

Note 5: Goodwill and Other Intangible Assets

   The components of goodwill and other intangible assets are as follows:

                                                             1999       1998
                                                           ---------  ---------
                                                               (Dollars in
                                                               Thousands)
   Goodwill............................................... $ 351,474  $ 364,748
   Tradenames.............................................    77,534     77,403
   Other intangibles......................................     4,362      6,211
                                                           ---------  ---------
     Total intangible assets..............................   433,370    448,362
   Accumulated amortization related to goodwill...........  (125,208)  (117,543)
   Other accumulated amortization.........................   (32,844)   (31,314)
                                                           ---------  ---------
     Intangible assets, net............................... $ 275,318  $ 299,505
                                                           =========  =========

   Primarily as a result of a liquidation of a small subsidiary, the Company recognized an impairment loss in 1999 of $13.6 million related to obsolete technology that is recorded in other (income) expense, net. In 1998 and 1997, intangibles were adjusted by $16.4 million and $52.3 million, respectively, for fully amortized assets.

   Amortization expense for 1999, 1998 and 1997 was $11.4 million, $14.4 million and $15.8 million, respectively.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

Note 6: Debt and Lines of Credit

   Debt and lines of credit are summarized below:

                                                          1999        1998
                                                       ----------  ----------
                                                            (Dollars in
                                                            Thousands)
   Long-Term Debt:
   Unsecured:
     Credit facilities................................ $1,417,000  $  750,000
     Uncommitted lines of credit......................        --       69,000
     Commercial paper program.........................        --      581,036
     Notes:
       6.80%, due 2003................................    348,065     347,429
       7.00%, due 2006................................    446,735     446,405
     Yen-denominated eurobond:
       4.25%, due 2016................................    188,679     166,666
                                                       ----------  ----------
                                                        2,400,479   2,360,536
   Secured:
     Receivables-backed securitization financing
      agreement.......................................    214,000         --
     Industrial development revenue refunding bond....     10,000      10,000
     Notes payable, at various rates, due in
      installments through 2006.......................      6,331       6,273
                                                       ----------  ----------
                                                        2,630,810   2,376,809
   Current maturities.................................   (200,193)   (200,180)
                                                       ----------  ----------
         Total........................................ $2,430,617  $2,176,629
                                                       ==========  ==========
   Unused Lines of Credit:
     Long-term........................................ $      --   $1,000,000
     Short-term.......................................    201,689     587,017
                                                       ----------  ----------
         Total........................................ $  201,689  $1,587,017
                                                       ==========  ==========

Credit Facilities

   In February 1999, the Company restructured a 1998 credit facility agreement which consisted of three syndicated bank credit facilities totaling $1.75 billion. Since this restructuring, the Company reduced its credit facilities by $248.0 million to approximately $1.5 billion as of November 28, 1999, consisting of: (1) a $621.8 million five-year unsecured credit facility, (2) a $580.2 million 364-day credit facility convertible into a two year loan at maturity at the option of the Company, and (3) a $300.0 million 180-day revolving credit facility (together, the "Credit Facilities"). In August 1999, the Company renewed its 180-day credit facility. The maturity date for the five-year credit facility is January 31, 2002, while the maturity date for the 364-day credit facility and the 180-day revolving facility is February 4, 2000. Borrowings under the Credit Facilities bear interest at either LIBOR or the agent bank's base rate plus an incremental percentage based on the Company's credit ratings.

   On November 12, 1999, the banks granted the Company a waiver of the financial covenants required by the Credit Facilities. This waiver was requested due to the Company's business conditions during the fourth quarter of 1999, primarily lower sales, and to ensure ample time to renegotiate its credit facilities in light of the pending February 4, 2000 expiration date. This waiver included new financial covenants consisting of a maximum leverage ratio and a minimum interest-coverage ratio, which expire on February 3, 2000. As of

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

November 28, 1999, the Company was in compliance with the new financial covenants. The Company amended its Credit Facilities in January 2000 (see Note 18 to the Consolidated Financial Statements).

   The 1998 credit facilities amended a 1997 credit facility resulting in lower margin borrowing rates and a reduced commitment of $1.75 billion from $2.5 billion. The commitments were designated as a $1.0 billion 364-day credit facility (with an option to request a 364-day extension and an option to term out outstanding borrowings for two years) and a $750.0 million five-year unsecured credit facility.

Commercial Paper Program

   A decline in the Company's credit ratings below investment grade caused the commercial paper market to be unavailable to the Company. During 1999 the Company eliminated its commercial paper borrowings. During 1998, the Company reduced the size of its commercial paper program to $1.75 billion from $2.5 billion. Interest rates on the outstanding commercial paper borrowings as of November 29, 1998, ranged from 5.2% to 6.4% with an effective weighted average rate of 5.8%. Commercial paper outstanding in 1998 was classified as long-term since the Company at the time intended to refinance these borrowings on a long-term basis through continued commercial paper borrowings or other borrowing vehicles.

Notes Offering

   In 1996, the Company issued two series of notes payable totaling $800.0 million to qualified institutional investors in reliance on Rule 144A under the U.S. Securities and Exchange Act of 1933 (the "Notes Offering"). The notes are unsecured obligations of the Company and are not subject to redemption before maturity. The issuance was divided into two series: $350.0 million seven-year notes maturing in November 2003 and $450.0 million ten-year notes maturing in November 2006. The seven- and ten-year notes bear interest at 6.8% and 7.0% per annum, respectively, payable semi-annually in May and November of each year. Discounts of $8.2 million on the original issue are being amortized over the term of the notes using an approximate effective-interest rate method. Net proceeds from the Notes Offering were used to repay a portion of the indebtedness outstanding under a 1996 credit facility agreement. In September and December 1999, and January 2000, the credit rating agencies lowered the Company's debt ratings.

Yen-denominated Eurobond Placement

   In 1996, the Company issued a (Yen)20 billion principal amount eurobond (equivalent to approximately $180.0 million at the time of issuance) due in November 2016, with interest payable at 4.25% per annum. The bond is redeemable at the option of the Company at a make-whole redemption price commencing in 2006. Net proceeds from the placement were used to repay a portion of the indebtedness outstanding under a 1996 credit facility agreement.

Industrial Development Revenue Refunding Bond

   In 1995, the City of Canton, Mississippi issued an industrial development revenue refunding bond with a principal amount of $10.0 million, and the proceeds were loaned to the Company to help finance the cost of acquiring a customer service center in Canton. Interest payments are due monthly at a variable rate based upon the J.J. Kenny Index, reset weekly at a maximum rate of 13.0%, and the principal amount is due June 1, 2003. The bond is secured by a letter of credit that expires on June 15, 2000, which the Company has the opportunity to extend or renew.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

Receivables-Backed Securitization Financing Agreement

   During April 1999, the Company, through a wholly owned special purpose entity, Levi Strauss Funding Corp. ("LSFC"), entered into a U.S. receivables-backed securitization financing agreement. LSFC's sole business consists of purchasing receivables from the Company and its affiliates as part of this financing transaction. LSFC is a separate corporation with its own separate creditors who, in any liquidation of the Company or its affiliates, will be entitled to be satisfied out of LSFC's assets prior to any value in LSFC being available to the equity holders of LSFC. Under the terms of the agreement as of November 28, 1999, borrowings up to $214.0 million are collateralized by a security interest in LSFC's receivables. The maximum amount outstanding varies based upon the level of eligible receivables as defined under the agreement. The Company intends to extend the commitment period beyond one year as of November 28, 1999, and therefore borrowings under this agreement are classified as long-term debt. Net new borrowings from this facility reduced the commitment levels of the Credit Facilities (see note above). The fees under this agreement are variable based on outstanding receivables and the Company's debt ratings. Interest rates ranged from 4.90% to 5.54% with an effective weighted average interest rate of 5.69% during 1999. The Company terminated this agreement in January 2000 (see Note 18 to the Consolidated Financial Statements).

Principal Debt Payments

   As of November 28, 1999, the required aggregate debt principal payments and commitment reductions for the next five years and thereafter are as follows:

                                                                      Principal
   Year                                                                Payments
   ----                                                               ----------
                                                                       (Dollars
                                                                          in
                                                                      Thousands)
   2000*............................................................. $1,012,880
   2001..............................................................      1,359
   2002..............................................................    622,220
   2003..............................................................    358,300
   2004..............................................................        250
   Thereafter........................................................    635,801
                                                                      ----------
     Total........................................................... $2,630,810
                                                                      ==========

--------
* The Credit Facilities have payment terms maturing in 2000. The Company intends and is able to extend these borrowings using various funding vehicles. Consequently, estimated debt current maturities for 2000 are $200.2 million. Subsequent to November 28, 1999, new and amended debt agreements were put in place during December 1999 and January 2000 (see Note 18 to the Consolidated Financial Statements).

Short-Term Credit Lines and Stand-By Letters of Credit

   At November 28, 1999, the Company had unsecured and uncommitted short-term credit lines available totaling $201.7 million at various rates. These credit arrangements may be canceled by the bank lenders upon notice and generally have no compensating balance requirements or commitment fees. The majority of these short-term credit lines were refinanced with the new bank credit facilities (see Note 18 to the Consolidated Financial Statements).

   At November 28, 1999 and November 29, 1998, the Company had $89.4 million and $96.3 million, respectively, of standby letters of credit with various international banks, of which $70.6 million and $79.0 million, respectively, serves as guarantees by the creditor banks to cover U.S. workers' compensation claims. The Company pays fees on the standby letters of credit. Borrowings against the letters of credit are subject to interest at various rates.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

Interest Rate Swaps

   At November 28, 1999, the Company had interest rate swap transactions outstanding with a total notional principal amount of $425.0 million, to convert floating rate liabilities to fixed rates and $375.0 million to convert fixed rate liabilities to floating rates. These swap transactions effectively change the Company's interest rates on part of its debt to fixed rates that range from 6.25% to 7.0% and floating rates that range from 4.87% to 6.5%, depending on their maturities, the latest of which is in 2006.

   The Company is exposed to credit loss in the event of nonperformance by the counterparties to the interest swap transactions; however, the Company believes these counterparties are creditworthy financial institutions and does not anticipate nonperformance.

   In addition, the Company is exposed to interest rate risk. It is the Company's policy and practice to use derivative instruments, primarily interest rate swaps, to manage and reduce interest rate exposures.

Interest Rates on Borrowings

   The Company's weighted average interest rate on borrowings outstanding during 1999 and 1998, including the impact of interest rate swap transactions, was 7.3% and 7.2%, respectively.

Note 7: Commitments and Contingencies

Foreign Exchange Contracts

   At November 28, 1999, the Company has U.S. dollar forward currency contracts to sell the aggregate equivalent of $929.6 million and to buy the aggregate equivalent of $377.9 million of various foreign currencies. The Company also had Euro forward currency contracts to sell the aggregate equivalent of $128.4 million and to buy the aggregate equivalent of $33.0 million of various foreign currencies. Additionally at November 28, 1999, the Company had U.S. dollar option contracts to sell the aggregate equivalent of $1.3 billion and to buy the aggregate equivalent of $826.9 million of various foreign currencies. The Company also had Euro option contracts to sell the foreign currency aggregate equivalent of $105.0 million and buy the aggregate equivalent of $75.0 million. These contracts are at various exchange rates and expire at various dates through 2000.

   The foreign exchange gains and losses included in other (income) expense, net, are the realized results for the current financial year together with the market revaluation of all outstanding foreign exchange contracts related to both current and future years. The foreign exchange gains and losses included in other comprehensive income, a component of stockholders' deficit in the balance sheet, are the unrealized results for the current financial year together with the market revaluation of all outstanding foreign exchange contracts related to both current and future years.

   The Company's market risk is generally related to fluctuations in the currency exchange rates. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the foreign exchange contracts; however the Company believes these counterparties are creditworthy financial institutions and does not anticipate nonperformance.

Other Contingencies

   The Company does not believe there are any pending legal proceedings that will have a material impact on the Company's operations. In the ordinary course of its business, the Company has pending various cases

                      LEVI STRAUSS & CO. AND SUBSIDIARIES
involving contractual matters, employee-related matters, distribution questions, product liability claims, trademark infringement and other matters. The Company believes that these cases are not material in aggregate considering the strength of its legal positions in such matters.

   Compliance with United States Federal, state and local laws enacted for the protection of the environment has no material effect upon the Company's capital expenditures, earnings, or competitive position to date. Although the Company does not anticipate any material adverse effects in the future based on the nature of its operations and the effect of such laws, no assurance can be given that such laws, or any future laws enacted for the protection of the environment, will not have a material adverse effect on the Company. The Company evaluates environmental liabilities on an ongoing basis and, based on current available information, does not consider any environmental exposure to be material to the Company's financial position or results of operations.

Note 8: Fair Value of Financial Instruments

   The estimated fair value of certain financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

   The carrying amount and estimated fair value (in each case including accrued interest) of the Company's financial instrument assets and (liabilities) at November 28, 1999 and November 29, 1998 are as follows:

                                   November 28, 1999       November 29, 1998
                                ------------------------  --------------------
                                                                     Estimated
                                 Carrying     Estimated   Carrying     Fair
                                   Value     Fair Value     Value      Value
                                -----------  -----------  ---------  ---------
                                          (Dollars in Thousands)
Debt instruments:
  Credit facilities............ $(1,424,449) $(1,424,449) $(753,766) $(753,766)
  Yen-denominated eurobond
   placement...................    (189,274)    (148,113)  (169,028)  (183,750)
  Notes offering...............    (798,640)    (626,307)  (812,275)  (742,143)
  Commercial paper.............         --           --    (586,128)  (586,128)
  Receivables-backed
   securitization..............    (215,836)    (215,836)       --         --
  Industrial development
   revenue refunding bond......     (10,030)     (10,030)   (10,025)   (10,025)
Currency and interest rate
 hedges:
  Foreign exchange forward
   contracts................... $    16,972  $    16,932  $  (3,335) $  (3,668)
  Foreign exchange option
   contracts...................       7,806        2,288     (1,160)    (3,161)
  Interest rate swap
   contracts...................      (2,224)      (4,839)    (2,978)     1,437

   Quoted market prices or dealer quotes are used to determine the estimated fair value of foreign exchange contracts, option contracts and interest rate swap contracts. Dealer quotes and other valuation methods, such as the discounted value of future cash flows, replacement cost, and termination cost have been used to determine the estimated fair value for long-term debt and the remaining financial instruments. The carrying values of cash and cash equivalents, trade receivables, current assets, current and non-current maturities of long-term debt, short-term borrowings and taxes approximate fair value.

   The fair value estimates presented herein are based on information available to the Company as of November 28, 1999 and November 29, 1998. Although the Company is not aware of any factors that would substantially affect the estimated fair value amounts, such amounts have not been updated since those dates and, therefore, the current estimates of fair value at dates subsequent to November 28, 1999 and November 29,

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

1998 may differ substantially from these amounts. Additionally, the aggregation of the fair value calculations presented herein do not represent and should not be construed to represent the underlying value of the Company.

Note 9: Leases

   The Company is obligated under operating leases for facilities, office space and equipment. At November 28, 1999, obligations under long-term leases are as follows:

                                                                       Minimum
                                                                        Lease
                                                                       Payments
                                                                      ----------
                                                                       (Dollars
                                                                          in
                                                                      Thousands)
     2000............................................................  $ 67,985
     2001............................................................    60,623
     2002............................................................    53,440
     2003............................................................    48,341
     2004............................................................    46,164
     Remaining years.................................................   241,469
                                                                       --------
       Total minimum lease payments..................................  $518,022
                                                                       ========

   The total minimum lease payments on operating leases have not been reduced by estimated future income of $19.0 million from non-cancelable subleases.

   In general, leases relating to real estate include renewal options of up to 20 years, except for the San Francisco headquarters office lease, which contains multiple renewal options of up to 79 years. Some leases contain escalation clauses relating to increases in operating costs. Certain operating leases provide the Company with an option to purchase the property after the initial lease term at the then prevailing market value. Rental expense for 1999, 1998 and 1997 was $86.1 million, $80.2 million and $97.8 million, respectively.

Note 10: Pension and Postretirement Benefit Plans

   The Company has numerous non-contributory defined benefit retirement plans covering substantially all employees. It is the Company's policy to fund its retirement plans based on actuarial recommendations, consistent with applicable laws and income tax regulations. Plan assets, which may be denominated in foreign currencies and issued by foreign issuers, are invested in a diversified portfolio of securities including stocks, bonds, real estate investment funds and cash equivalents. Benefits payable under the plans are based on either years of service or final average compensation. The Company also sponsors other retirement plans for certain domestic and foreign employees. Expense for these plans in 1999, 1998 and 1997 totaled $12.0 million, $7.5 million and $6.9 million, respectively.

   The Company maintains two plans that provide postretirement benefits, principally health care, to substantially all domestic retirees and their qualified dependents. These plans have been established with the intention that they will continue indefinitely. However, the Company retains the right to amend, curtail or discontinue any aspect of the plans at any time. Under the Company's current policies, employees become eligible for these benefits when they reach age 55 with 15 years of credited service. The plans are contributory and contain certain cost-sharing features, such as deductibles and coinsurance. The Company's policy is to fund postretirement benefits as claims and premiums are paid.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

   The Company instituted early retirement programs offered to those affected by the Company's excess capacity reduction initiatives and various reorganization initiatives (see Note 2 to the Consolidated Financial Statements). A reduced benefit is payable under the programs based on reduced years of age and service than under the defined benefit retirement plans. These programs resulted in the recognition of net curtailment gains and losses and early retirement incentives.

                                Pension Benefits       Postretirement Benefits
                            ------------------------- -------------------------
                            November 28, November 29, November 28, November 29,
                                1999         1998         1999         1998
                            ------------ ------------ ------------ ------------
                                          (Dollars in Thousands)
Change in benefit
 obligation:
Benefit obligation at
 beginning of year........    $631,788    $ 565,966    $ 483,708    $ 488,739
Service cost..............      23,743       31,553        7,480       10,565
Interest cost.............      43,154       41,073       33,485       35,098
Plan participants'
 contributions............         337          372        1,140          933
Actuarial (gain) loss.....     (23,140)      20,649        9,698      (34,928)
Early retirement
 incentives...............      12,702        2,030       37,345          964
Net curtailment (gain)
 loss.....................       9,271          --       (23,571)         --
Settlement loss...........         540          --           --           --
Benefits paid*............     (28,955)     (29,855)     (24,220)     (17,663)
                              --------    ---------    ---------    ---------
Benefit obligation at end
 of year..................     669,440      631,788      525,065      483,708
                              --------    ---------    ---------    ---------
Change in plan assets:
Fair value of plan assets
 at beginning of year.....     500,789      491,211          --           --
Actual return on plan
 assets...................      94,976       20,866          --           --
Employer contribution.....       5,429       18,195       23,080       16,730
Plan participants'
 contributions............         337          372        1,140          933
Benefits paid*............     (28,955)     (29,855)     (24,220)     (17,663)
                              --------    ---------    ---------    ---------
Fair value of plan assets
 at end of year...........     572,576      500,789          --           --
                              --------    ---------    ---------    ---------
Funded status.............     (96,864)    (130,999)    (525,065)    (483,708)
Unrecognized actuarial
 (gain) loss..............      (9,247)      50,131      (41,724)     (56,359)
Unrecognized prior service
 cost.....................       6,737       22,403          --           --
                              --------    ---------    ---------    ---------
Net amount recognized.....    $(99,374)   $ (58,465)   $(566,789)   $(540,067)
                              ========    =========    =========    =========

--------
* Pension benefits are paid by a trust, postretirement benefits are paid by the Company.

                                                           Postretirement
                                     Pension Benefits         Benefits
                                    -------------------  --------------------
                                      1999       1998      1999       1998
                                    ---------  --------  ---------  ---------
                                            (Dollars in Thousands)
Amounts recognized in the
 consolidated balance sheets
 consist of:
  Prepaid benefit cost............. $   1,882  $ 12,200  $     --   $     --
  Accrued benefit cost (including
   short-term).....................  (107,352)  (70,682)  (566,789)  (540,067)
  Intangible asset.................     4,861        17        --         --
  Accumulated other comprehensive
   income..........................     1,235       --         --         --
                                    ---------  --------  ---------  ---------
Net amount recognized.............. $ (99,374) $(58,465) $(566,789) $(540,067)
                                    =========  ========  =========  =========
Weighted-average assumptions:
Discount rate......................       7.0%      7.0%       7.0%       7.0%
Expected return on plan assets.....       9.0%      9.0%       --         --
Rate of compensation increase......       6.0%      6.0%       --         --

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

   For postretirement benefits measurement purposes, an 8.0% and 4.0% annual rate of increase in the per capita cost of covered health care and Medicare Part B benefits, respectively, were assumed for 1999, declining gradually to 4.5% and 2.25% by the year 2009 and remaining at those rates thereafter.

                                                        Pension Benefits
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
                                                     (Dollars in Thousands)
   Components of net periodic benefit cost:
   Service cost................................... $ 23,743  $ 31,553  $ 33,091
   Interest cost..................................   43,154    41,073    37,072
   Expected return on plan assets.................  (44,871)  (42,698)  (34,223)
   Amortization of prior service cost.............    2,309     2,947     3,823
   Recognized actuarial (gain) loss...............     (487)       10     1,642
   Early retirement incentives....................   12,702     2,030    23,133
   Net curtailment loss...........................    9,271       --      5,595
   Settlement loss................................      540       --        --
                                                   --------  --------  --------
   Net periodic benefit cost...................... $ 46,361  $ 34,915  $ 70,133
                                                   ========  ========  ========
                                                    Postretirement Benefits
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
                                                     (Dollars in Thousands)
   Components of net periodic benefit cost:
   Service cost................................... $  7,480  $ 10,565  $ 18,028
   Interest cost..................................   33,485    35,098    30,449
   Expected return on plan assets.................      --        --        --
   Amortization of prior service cost.............      --        --        --
   Recognized actuarial gain......................     (345)      --     (1,595)
   Early retirement incentives....................   37,345       964     5,170
   Net curtailment gain...........................  (23,571)      --    (18,885)
                                                   --------  --------  --------
   Net periodic benefit cost...................... $ 54,394  $ 46,627  $ 33,167
                                                   ========  ========  ========

   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $235.0 million, $223.8 million, and $163.8 million, respectively, as of November 28, 1999, and $213.3 million, $199.8 million, and $144.4 million, respectively, as of November 29, 1998.

   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                         1-Percentage-Point 1-Percentage-Point
                                              Increase           Decrease
                                         ------------------ ------------------
                                                (Dollars in Thousands)
   Effect on total of service and
    interest cost components...........       $ 5,934            $ (4,894)
   Effect on the postretirement benefit
    obligation.........................        61,380             (51,503)

Note 11: Employee Investment Plans

   The Company maintains three employee investment plans. The Employee Investment Plan of Levi Strauss & Co. ("EIP") and the Levi Strauss & Co. Employee Long-Term Investment and Savings Plan ("ELTIS") are

                      LEVI STRAUSS & CO. AND SUBSIDIARIES
two qualified plans that cover non-highly compensated Home Office employees and U.S. field employees. The Capital Accumulation Plan of Levi Strauss & Co. ("CAP") is a non-qualified, self-directed investment program for highly compensated employees (as defined by the Internal Revenue Code).

 EIP/ELTIS

   Under EIP and ELTIS, eligible employees may contribute and direct up to 10% of their annual compensation to various investments among a series of mutual funds. The Company may match 50% of the contributions made by employees to all funds maintained under the qualified plans. Employees are always 100% vested in the Company match. The ELTIS also includes a company profit sharing provision with payments made at the sole discretion of the Board of Directors. The EIP and the ELTIS allow employees a choice of either pre-tax or after-tax contributions.

 CAP

   The CAP allows eligible employees to contribute on an after-tax basis up to 10% of their annual compensation to an individual retail brokerage account. The Company generally matches 75% of these contributions made by employees in cash to each employee's account. Employees are always 100% vested in the Company match. All investment decisions, related commissions and charges, investment results and tax reporting requirements are the responsibility of the employee, not the Company.

 Cost of Investment Plans

   The aggregate cost of employee savings plans in 1999, 1998 and 1997 was $14.4 million, $19.7 million and $20.5 million, respectively.

Note 12: Employee Compensation Plans

Partners in Performance Plan

   The Partners in Performance Plan ("PIP") is a program for all salaried worldwide employees and is intended to align the objectives of employees with the strategic objectives of the Company and interests of the Company stockholders.

Annual Incentive Plan

   The Annual Incentive Plan ("AIP"), the short-term portion of PIP, is intended to reward individual and team contributions to the Company's objectives during the year. The amount of incentive earned depends upon the performance and salary grade level of the individual and also depends on corporate, group, division and affiliate financial results against pre-established targets. In 1999, the Company did not meet pre-established targets for AIP and, therefore, reversed $3.2 million of a prior year accrual and did not record an expense for 1999. The cost of the AIP for fiscal years 1998 and 1997 was $24.9 million and $43.9 million, respectively.

Long-Term Incentive Plans

   Leadership Shares ("LS") is a feature of PIP, introduced in early 1999. LS replaced the executive Long-Term Incentive Plan ("LTIP") with 1999 LS grants partially based on executive performance during fiscal 1998. It places greater emphasis on an individual's ability to contribute and affect long-term strategic objectives with all grants based on individual performance. LS is a performance unit plan, which grants units or "shares"

                      LEVI STRAUSS & CO. AND SUBSIDIARIES
at an initial value of $0 each. These "shares" are not stock and do not represent equity interests in the Company.

   A competitive level of five-year Company financial performance is determined by examining expected value growth at other companies. This growth is then tied to competitive external long-term incentive pay so that the Company will pay its executives at competitive levels when they achieve competitive growth. At the end of each fiscal year, a share value will be determined and communicated to employees. The shares vest in one-third increments at the end of the third, fourth and fifth fiscal years of the performance period.

   LTIP, which previously represented the portion of PIP related to long-term incentives, ended for all employees during fiscal year 1999 and was replaced by LS for employees at management levels. These incentives were awarded as performance units with each grant's unit value measured based on the Company's three-year cumulative earnings performance and return on investment against pre-established targets. Awards were based on an individual's grade level, salary and performance and are paid in one-third annual increments beginning in the year following the three-year performance cycle of the grant. Existing LTIP units that were previously granted will be paid out according to the plan schedule.

   The Special Long-Term Incentive Plan ("SLTIP") is intended to provide incentive and reward performance over time for certain key senior employees above and beyond PIP awards. Awards under this plan have the same grant unit value, vesting period and pay-out cycle as grants made under LTIP. A Long-Term Performance Plan ("LTPP"), which awarded grants in 1994 and 1995, will finish paying out in 2000.

   In 1999, the Company did not meet some of the pre-established targets for these long-term incentive plans and therefore reversed a portion of prior year accruals totaling $32.5 million. Total amounts charged to expense for these long-term incentive plans in 1998 and 1997 were $14.9 million and $17.5 million, respectively.

Other Compensation Plans

 Global Success Sharing Plan

   The Global Success Sharing Plan ("GSSP") was adopted in 1996 and is designed to allow all eligible employees to share in the Company's future success by providing a cash payment based on the achievement of pre-established financial targets. The plan calls for an aggregate cash payment, ranging from 3% to 10% of the achieved cumulative cash flow (defined as earnings before interest, taxes, depreciation, amortization and certain other items) to be paid by the Company to all eligible employees, assuming a minimum cumulative cash flow is reached. If the Company were to meet its planned target, at the time of adoption, an estimated payment of $758.0 million could be due in 2002 (exclusive of all employer-related taxes). However, in 1999, the Company lowered its estimate of financial performance through the year 2001 and determined that payment in 2002 is highly unlikely. In 1999, the Company reversed prior years' GSSP accruals totaling $343.9 million, less miscellaneous plan expenses. The Company recognized GSSP expenses of $90.6 million and $114.8 million for 1998 and 1997, respectively.

 Cash Performance Sharing Plan

   The Cash Performance Sharing Plan awards a cash payment to production employees worldwide based on a percentage of annual salary and certain earnings criteria. The largest individual plan is the U.S. Field Profit Sharing Plan that covers approximately 11,900 U.S. employees. The Company did not meet certain earnings criteria established by the plan and therefore no expense was recognized for the 1999 plan. Total amounts charged to expense for this plan in 1998 and 1997 were $6.9 million and $14.7 million, respectively.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

Key Employee Recognition and Commitment Plan

   The Key Employee Recognition and Commitment Plan ("KEP") was adopted in 1996 and is designed to recognize and reward key employees for making significant contributions to the Company's future success. Units awarded to employees under the plan are subject to a four-year vesting period, which commenced in fiscal 1997. Units are exercisable in one-third increments at the end of fiscal years 2001 through 2003 upon reaching a certain minimum cumulative earnings criteria threshold at each fiscal year-end. Employees may elect to defer the exercise of each one-third increment, until final payment in 2004. Payments may occur earlier under certain circumstances. Unit values will be directly related to the excess over the threshold of the cumulative cash flow (defined as earnings before interest, taxes, depreciation, amortization, GSSP and certain other items) generated by the Company at the end of the fiscal years 2001 through 2003. In 1999, the Company lowered its estimate of financial performance through the year 2003 and, consequently, decreased the KEP accrual rate to 0% and reversed prior years KEP accruals totaling $13.6 million. The amounts charged to expense for this plan in 1998 and 1997 were $5.9 million and $7.7 million, respectively.

Note 13: Special Deferral Plan

   The Special Deferral Plan ("SDP") was adopted during 1996 and was designed to replace the Company's Stock Appreciation Rights Plan ("SARs"). Existing SARs were transferred in the SDP at a value of $265 per share. The SDP had grants in 1992 and 1994, both of which were fully vested as of November 28, 1999. The SDP bases the appreciation/depreciation of units on certain tracked mutual funds or the prime rate, at the election of the employee.

   There were no additional grants under the SDP in 1999 and 1998. During 1999 and 1998, SDP grants exercised resulted in cash disbursements of $10.6 million and $4.2 million, respectively.

   The amounts charged (net of forfeitures) to expense for the plans in 1999, 1998 and 1997 were $(2.3) million, $8.0 million and $6.9 million, respectively.

Note 14: Long-Term Employee Related Benefits

   Long-term employee related benefits are as follows:

                                                                1999     1998
                                                              -------- --------
                                                                 (Dollars in
                                                                 Thousands)
   Workers' compensation..................................... $ 64,004 $ 76,510
   Long-term performance programs............................    8,511   64,692
   Global Success Sharing Plan*..............................      --   344,057
   Deferred compensation.....................................  101,263  114,694
   Pension and profit sharing................................  147,978  115,196
   Other deferred employee benefits..........................    3,762    6,181
                                                              -------- --------
     Total................................................... $325,518 $721,330
                                                              ======== ========

--------
* See Note 12 to the Consolidated Financial Statements

   Included in the liability for workers' compensation are accrued expenses related to the Company's program that provides for early identification and treatment of employee injuries. Changes in the Company's safety programs, medical and disability management and the long-term effects of statutory changes have decreased workers' compensation costs substantially from prior years. Accruals for workers' compensation of $29.7 million and $36.7 million were recorded during fiscal years 1999 and 1998, respectively. However, these

                      LEVI STRAUSS & CO. AND SUBSIDIARIES
amounts were reduced in 1999 and 1998 by $21.0 million and $20.0 million, respectively, related to reversals of previously estimated costs. Included in long-term performance programs are accrued liabilities for LTIP, SLTIP, KEP and LTPP (see Note 12 to the Consolidated Financial Statements).

Note 15: Common Stock

   The Company has a capital structure consisting of 270,000,000 authorized shares of common stock, par value $.01 per share, of which 37,278,238 shares are issued and outstanding.

Note 16: Related Parties

 Compensation of Directors

   Directors of the Company who are also stockholders or employees of the Company do not receive compensation for their services as directors. Directors who are not stockholders or employees (James C. Gaither, Angela G. Blackwell, Patricia S. Pineda, T. Gary Rogers and Craig Sullivan) receive annual compensation of approximately $62,000. This amount includes an annual retainer fee of $6,000, meeting fees of $1,000 per meeting day attended and long-term variable pay in the form of 1,800 LS units, for a target value of $45,000 per year (see Note 12 to the Consolidated Financial Statements ). The actual amount for each of the above payments varies depending on the years of service, the number of meetings attended and the actual value of the granted units upon vesting. Directors who are not employees or stockholders also receive travel accident insurance while on Company business and are eligible to participate in a deferred compensation plan.

   Mr. Gaither, Ms. Blackwell and Ms. Pineda each received 1,800 LS units in 1999 and 450 performance units under LTIP in 1998. In 1999, Mr. Gaither, Ms. Blackwell and Ms. Pineda each received payments under LTIP and LTPP of approximately $59,000. In 1998, Mr. Gaither and Ms. Pineda each received payments under LTPP of approximately $85,000. Ms. Blackwell received a payment under LTPP of approximately $48,000 in 1998.

   If the GSSP were to pay out at target levels in 2002, the outside directors' effective target compensation would be approximately $82,000 (see Note 12 to the Consolidated Financial Statements). However in 1999, the Company lowered its estimate of financial performance through the year 2001 and, consequently, decreased the GSSP accrual rate to 0% and does not expect to make future payments under this plan.

 Other Transactions

   F. Warren Hellman, a director of the Company is a general partner of Hellman & Friedman, an investment banking firm, and has provided financial advisory services to the Company in the past. However, the Company did not pay any fees to Hellman & Friedman during fiscal years 1999 and 1998. At November 28, 1999 and November 29, 1998, Mr. Hellman and his family, other partners, and former partners of Hellman & Friedman beneficially owned an aggregate of less than 5% of the outstanding common stock of the Company.

   James C. Gaither, a director of the Company, is a partner of the law firm Cooley Godward LLP. The firm provided legal services to the Company in 1999, 1998 and 1997 and received in fees approximately $78,000, $74,000 and $123,000, respectively.

 Estate Tax Repurchase Policy

   The Company has a policy under which it will, subject to certain conditions, repurchase a portion of the shares offered by the estate of a deceased stockholder in order to generate funds for payment of estate taxes.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

The purchase price will be based on a valuation received from an investment banking or appraisal firm. Estate repurchase transactions will be subject to, among other things, compliance with applicable laws governing stock repurchases, board approval, and restrictions under the Company's credit facilities (see Note 18 to the Consolidated Financial Statements). The policy does not create a contractual obligation on the Company.

Note 17: Business Segment Information

   The Company manages its only segment, the apparel business, based on geographic regions consisting of: the Americas, which includes the United States, Canada and Latin America; Europe, the Middle East and Africa; and Asia Pacific. All Other consists of functions that are directed by the corporate office and are not allocated to a specific geographic region. Under Geographic Information for all periods presented, no other single country other than the United States had net sales exceeding 10% of consolidated net sales.

   The Company designs and markets jeans and jeans-related pants, casual and dress pants, shirts, jackets and related accessories, for men, women and children, under our Levi's(R), Dockers(R) and Slates(R) brands. Its products are distributed in the United States primarily through chain retailers and department stores and abroad through department stores, specialty retailers and franchised stores. The Company also maintains a network of approximately
750 franchised or independently owned stores dedicated to our products outside the United States and operates a small number of company-owned stores in eight countries. The Company obtains its products from a combination of company-owned facilities and independent manufacturers.

   The Company evaluates performance and allocates resources based on regional profits or losses. The accounting policies of the regions are the same as those described in Note 1, "Summary of Significant Accounting Policies." Regional profits exclude net interest expense, special compensation program expenses, excess capacity reduction/restructuring charges, and expenses that are controlled at the corporate level. Management financial information for the Company is as follows:

                                                    Asia
                             Americas    Europe   Pacific  All Other  Consolidated
                            ---------- ---------- -------- ---------  ------------
                                           (Dollars in Thousands)
1999:
Net sales from external
 customers................  $3,420,326 $1,360,782 $358,350 $     --    $5,139,458
Intercompany sales........      82,219  1,045,119   38,923       --     1,166,261
Depreciation and amortiza-
 tion expense.............      86,078     27,474    6,550       --       120,102
Earnings contribution.....     279,900    242,700   28,500       --       551,100
Interest expense..........         --         --       --    182,978      182,978
Excess capacity
 reduction/restructuring..         --         --       --    497,683      497,683
Global Success Sharing
 Plan.....................         --         --       --   (343,873)    (343,873)
Corporate and other ex-
 penses...................         --         --       --    205,813      205,813
  Income before income
   taxes..................         --         --       --        --         8,499
Total regional assets.....   5,154,019  1,625,396  576,533       --     7,355,948
Elimination of
 intercompany assets......         --         --       --        --     3,690,431
  Total assets............         --         --       --        --     3,665,517
Expenditures for long-
 lived assets.............      36,578     20,518    3,966       --        61,062

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

                                                United    Foreign
                                                States   Countries  Consolidated
1999 (cont'd):                                ---------- ---------- ------------
Geographic Information:
Net sales.................................... $3,201,809 $1,937,649  $5,139,458
Long-lived assets............................    577,618  1,089,215   1,666,833

                                                     Asia     All
                              Americas    Europe   Pacific   Other   Consolidated
                             ---------- ---------- -------- -------- ------------
                                            (Dollars in Thousands)
1998:
Net sales from external
 customers.................  $3,938,786 $1,650,479 $369,370 $    --   $5,958,635
Intercompany sales.........     130,234  1,124,962   45,322      --    1,300,518
Depreciation and amortiza-
 tion expense..............      93,588     29,607    5,578      --      128,773
Earnings contribution......     420,700    361,700   53,100      --      835,500
Interest expense...........         --         --       --   178,035     178,035
Excess capacity
 reduction/restructuring...         --         --       --   250,658     250,658
Global Success Sharing
 Plan......................         --         --       --    90,564      90,564
Corporate and other ex-
 penses....................         --         --       --   153,543     153,543
  Income before income tax-
   es......................         --         --       --       --      162,700
Total regional assets......   4,846,314  1,895,210  312,358      --    7,053,882
Elimination of intercompany
 assets....................         --         --       --       --    3,169,224
  Total assets.............         --         --       --       --    3,884,658
Expenditures for long-lived
 assets....................      57,417     54,439    4,675      --      116,531

                                                United    Foreign
                                                States   Countries  Consolidated
                                              ---------- ---------- ------------
Geographic Information:
Net sales.................................... $3,672,295 $2,286,340  $5,958,635
Long-lived assets............................    884,412  1,120,338   2,004,750

                                                     Asia     All
                              Americas    Europe   Pacific   Other   Consolidated
                             ---------- ---------- -------- -------- ------------
                                            (Dollars in Thousands)
1997:
Net sales from external
 customers.................  $4,564,898 $1,828,613 $467,971 $    --   $6,861,482
Intercompany sales.........     166,522  1,178,107   57,736      --    1,402,365
Depreciation and amortiza-
 tion expense..............      94,915     29,637   14,342      --      138,894
Earnings contribution......     528,900    509,800   70,700      --    1,109,400
Interest expense...........         --         --       --   212,358     212,358
Excess capacity
 reduction/restructuring...         --         --       --   386,792     386,792
Global Success Sharing
 Plan......................         --         --       --   114,833     114,833
Corporate and other ex-
 penses....................         --         --       --   211,136     211,136
  Income before income tax-
   es......................         --         --       --       --      184,281
Total regional assets......   4,847,930  1,746,017  360,119      --    6,954,066
Elimination of intercompany
 assets....................         --         --       --       --    2,921,739
  Total assets.............         --         --       --       --    4,032,327
Expenditures for long-lived
 assets....................      67,014     44,029   10,552      --      121,595

                                                United    Foreign
                                                States   Countries  Consolidated
                                              ---------- ---------- ------------
Geographic Information:
Net sales.................................... $4,240,543 $2,620,939  $6,861,482
Long-lived assets............................    962,117  1,051,572   2,013,689

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

   For 1999, 1998 and 1997, the Company had one customer that represented approximately 11%, 12% and 11%, respectively, of net sales. No other customer accounted for more than 10% of net sales.

Note 18: Subsequent Events

Customer Service Center Equipment Financing

   In December 1999 the Company entered into a secured financing transaction consisting of a five-year credit facility secured by owned equipment at Customer Service Centers located in Nevada, Mississippi and Kentucky. The amount financed in December 1999 is $89.5 million, comprised of a $59.5 million tranche ("Tranche 1") and a $30.0 million tranche ("Tranche 2"). Borrowings under Tranche 1 have a fixed interest rate equal to the yield of a four-year Treasury note plus an incremental borrowing spread. Borrowings under Tranche 2 have a floating quarterly interest rate equal to the 90 day LIBOR plus an incremental borrowing spread based on the Company's leverage ratio at that time. Proceeds from the borrowings were used to reduce the commitment amounts of the credit facilities.

Credit Facility Amendment

   In January 2000 the Company amended three of its credit facility agreements and entered into one new agreement. These agreements effectively replace existing credit facilities consisting of three syndicated bank credit facilities of $1.5 billion and a domestic receivables-backed securitization financing of approximately $214.0 million, and support the majority of the Company's unsecured and uncommitted short-term credit lines, letters of credit and interest rate and foreign-exchange risk management activities. The new financing package consists of four separate agreements: (1) a new $450.0 million bridge loan to fund working capital and support foreign exchange contracts and derivatives, (2) an amended $300.0 million revolving credit facility, extending the existing bridge facility, (3) an amended $545.0 million 364-day credit facility, and (4) an amended $584.0 million 5-year credit facility. Simultaneously with entering into these agreements, the Company terminated the domestic receivables-backed securitization financing.

   All four facilities are secured by domestic receivables, domestic inventories, certain domestic equipment, trademarks, other intellectual property, 100% of the stock in domestic subsidiaries, 65% of the stock of certain foreign subsidiaries and other assets. The maturity date for all credit facilities is January 31, 2002. Borrowings under the bank credit facilities bear interest at LIBOR or the agent bank's base rate plus an incremental borrowing spread. For the bridge facility, the spread is 3.00% over LIBOR or 1.75% over the base rate. For each of the three amended facilities, the spread is 3.25% over LIBOR or 2.00% over the base rate.

   In addition, if by February 1, 2001 we have not completed one or more private or public capital-raising transactions yielding net proceeds to us of at least $300.0 million which have been used to reduce commitments under our bank credit facilities, we will be required to pay our lenders an additional borrowing spread of 1.00% on outstanding borrowings under our bank credit facilities, plus a one-time additional fee of 2.00% of total commitments as of January 31, 2001. Our borrowing spread will be increased by 0.25% quarterly until those capital-raising transactions are completed.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

   The following is a pro forma table of the required aggregate debt principal payments and commitment reductions for the next five years and thereafter that includes the customer service center equipment financing and the credit facility replacement.

                                                   Principal
                                                    Payments
                                                   ----------
                                                    (Dollars
                                                       in
                                                   Thousands)
           2000................................... $  200,000
           2001...................................    201,359
           2002...................................  1,145,600
           2003...................................    358,300
           2004...................................     89,750
           Thereafter.............................    635,801
                                                   ----------
               Total.............................. $2,630,810
                                                   ==========

Sale of Office Buildings

   In December 1999 the Company entered into an agreement to sell two office buildings in downtown San Francisco located adjacent to its corporate headquarters. The transaction is expected to close in February 2000. Proceeds from the sale will be approximately $80 million and will be used to reduce the commitment amounts under the amended credit facilities. As a result of the sale, the Company is expected to recognize a gain of approximately $26.1 million in its fiscal first quarter ending February 27, 2000.

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

Note 19: Quarterly Financial Data (Unaudited)

                                  First       Second      Third       Fourth
                                 Quarter     Quarter     Quarter     Quarter
                                ----------  ----------  ----------  ----------
                                  (Dollars in Thousands, Except Per Share
                                                   Data)
1999
Net sales.....................  $1,278,322  $1,227,910  $1,226,413  $1,406,813
Cost of goods sold............     814,673     737,303     747,766     881,103
                                ----------  ----------  ----------  ----------
Gross profit..................     463,649     490,607     478,647     525,710
Marketing, general and admin-
 istrative....................     419,085     407,677     338,223     464,860
Excess
 capacity/restructuring.......     394,105      11,780         --       91,798
Global Success Sharing Plan...         --          --          --     (343,873)
                                ----------  ----------  ----------  ----------
Operating income (loss).......    (349,541)     71,150     140,424     312,925
Interest expense..............      43,157      43,819      45,742      50,260
Other (income) expense, net...     (16,127)    (20,931)      7,139      13,400
                                ----------  ----------  ----------  ----------
Income (loss) before taxes....    (376,571)     48,262      87,543     249,265
Income tax expense (benefit)..    (139,331)     17,857      32,391      92,227
                                ----------  ----------  ----------  ----------
Net income (loss).............  $ (237,240) $   30,405  $   55,152  $  157,038
                                ==========  ==========  ==========  ==========
Earnings (loss) per share-ba-
 sic and diluted..............  $    (6.36) $     0.82  $     1.48  $     4.21
                                ==========  ==========  ==========  ==========
1998
Net sales.....................  $1,435,362  $1,356,318  $1,537,666  $1,629,289
Cost of goods sold............     823,144     787,292     894,271     928,374
                                ----------  ----------  ----------  ----------
Gross profit..................     612,218     569,026     643,395     700,915
Marketing, general and admin-
 istrative....................     457,330     471,350     466,675     438,703
Excess
 capacity/restructuring.......         --          --          --      250,658
Global Success Sharing Plan...      22,655      22,657      22,658      22,594
                                ----------  ----------  ----------  ----------
Operating income (loss).......     132,233      75,019     154,062     (11,040)
Interest expense..............      44,499      43,673      45,338      44,525
Other (income) expense, net...     (16,712)     (3,977)    (11,877)     42,105
                                ----------  ----------  ----------  ----------
Income (loss) before taxes....     104,446      35,323     120,601     (97,670)
Income tax expense (benefit)..      41,778       9,936      44,622     (36,138)
                                ----------  ----------  ----------  ----------
Net income (loss).............  $   62,668  $   25,387  $   75,979  $  (61,532)
                                ==========  ==========  ==========  ==========
Earnings (loss) per share-ba-
 sic and diluted..............  $     1.68  $     0.68  $     2.04  $    (1.65)
                                ==========  ==========  ==========  ==========

                               LEVI STRAUSS & CO.

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in Thousands)

                                                      February     November
                                                      27, 2000     28, 1999
                                                     -----------  -----------
                                                     (Unaudited)
                                     ASSETS
Current Assets:
  Cash and cash equivalents......................... $   105,959  $   192,816
  Trade receivables, net of allowance for doubtful
   accounts of $29,264 in 2000 and $30,017 in 1999..     633,531      759,273
  Income taxes receivable...........................      76,371       70,000
  Inventories:
    Raw materials...................................     123,082      137,082
    Work-in-process.................................      88,997      100,523
    Finished goods..................................     417,415      433,882
                                                     -----------  -----------
Total inventories...................................     629,494      671,487
  Deferred tax assets...............................     284,415      300,972
  Other current assets..............................     145,400      172,195
                                                     -----------  -----------
      Total current assets..........................   1,875,170    2,166,743
Property, plant and equipment, net of accumulated
 depreciation of $521,866 in 2000 and $548,437 in
 1999...............................................     613,372      685,026
Goodwill and other intangibles, net of accumulated
 amortization of $155,832 in 2000 and $158,052 in
 1999...............................................     272,625      275,318
Non-current deferred tax assets.....................     464,687      478,235
Other assets........................................      77,529       60,195
                                                     -----------  -----------
      Total Assets.................................. $ 3,303,383  $ 3,665,517
                                                     ===========  ===========

                     LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Current maturities of borrowings and capital lease
   obligations...................................... $   230,140  $   233,992
  Accounts payable..................................     185,918      262,389
  Restructuring reserves............................     174,396      258,784
  Accrued liabilities...............................     435,057      415,273
  Accrued salaries, wages and employee benefits.....     183,649      194,130
  Accrued taxes.....................................         --         2,548
                                                     -----------  -----------
      Total current liabilities.....................   1,209,160    1,367,116
Long-term debt and capital lease obligations, less
 current maturities.................................   2,173,337    2,430,617
Long-term employee related benefits.................     312,027      325,518
Postretirement medical benefits.....................     545,270      541,815
Long-term tax liability.............................     241,542      241,542
Other long-term liabilities.........................      18,938       20,696
Minority interest...................................      22,681       26,775
                                                     -----------  -----------
      Total liabilities.............................   4,522,955    4,954,079
                                                     -----------  -----------
Stockholders' Deficit:
  Common stock--$.01 par value; authorized
   270,000,000 shares; issued and outstanding:
   37,278,238 shares................................         373          373
  Additional paid-in capital........................      88,812       88,812
  Accumulated deficit...............................  (1,330,097)  (1,395,256)
  Accumulated other comprehensive income............      21,340       17,509
                                                     -----------  -----------
      Total stockholders' deficit...................  (1,219,572)  (1,288,562)
                                                     -----------  -----------
      Total Liabilities and Stockholders' Deficit... $ 3,303,383  $ 3,665,517
                                                     ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                               LEVI STRAUSS & CO.

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                 (Dollars in Thousands, Except Per Share Data)
                                  (Unaudited)

                                                       Three Months Ended
                                                    --------------------------
                                                    February 27,  February 28,
                                                        2000          1999
                                                    ------------  ------------
Net sales.......................................... $ 1,082,437   $ 1,278,322
Cost of goods sold.................................     632,442       814,673
                                                    -----------   -----------
  Gross profit.....................................     449,995       463,649
Marketing, general and administrative expenses.....     322,111       419,085
Excess capacity/restructuring charge...............         --        394,105
                                                    -----------   -----------
  Operating income (loss)..........................     127,884      (349,541)
Interest expense...................................      56,782        43,157
Other income, net..................................     (29,141)      (16,127)
                                                    -----------   -----------
  Income (loss) before taxes.......................     100,243      (376,571)
Income tax expense (benefit).......................      35,084      (139,331)
                                                    -----------   -----------
  Net income (loss)................................ $    65,159   $  (237,240)
                                                    ===========   ===========
Earnings per share--basic and diluted.............. $      1.75   $     (6.36)
                                                    ===========   ===========
Weighted-average common shares outstanding.........  37,278,238    37,278,238
                                                    ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                               LEVI STRAUSS & CO.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in Thousands)
                                  (Unaudited)

                                                         Three Months Ended
                                                      -------------------------
                                                      February 27, February 28,
                                                          2000         1999
                                                      ------------ ------------
Cash Flows from Operating Activities:
  Net income (loss)..................................  $  65,159    $(237,240)
  Adjustments to reconcile net cash provided by
   operating activities:
    Depreciation and amortization....................     20,620       33,647
    Unrealized foreign exchange gains................     (5,444)     (18,157)
    Decrease in trade receivables....................    116,579      147,934
    Increase in income taxes receivables.............     (6,371)         --
    (Increase) decrease in inventories...............     31,996      (18,067)
    Decrease in other current assets.................     26,858       11,398
    Decrease (increase) in net deferred tax assets...     27,864     (149,444)
    Decrease in accounts payable and accrued
     liabilities.....................................    (52,534)     (81,600)
    (Decrease) increase in restructuring reserves....    (96,693)     331,163
    Decrease in accrued salaries, wages and employee
     benefits........................................     (9,078)     (33,160)
    Decrease in accrued taxes........................     (1,551)     (17,738)
    (Decrease) increase in long-term employee
     benefits........................................    (10,161)      84,482
    Other, net.......................................    (46,942)      (9,591)
                                                       ---------    ---------
      Net cash provided by operating activities......     60,302       43,627
                                                       ---------    ---------
Cash Flows from Investing Activities:
  Purchases of property, plant and equipment.........     (4,252)     (18,779)
  Proceeds from sale of property, plant and
   equipment.........................................     90,271        7,031
  Decrease in net investment hedges..................     18,878        1,575
  Other, net.........................................         56          372
                                                       ---------    ---------
      Net cash provided by (used for) investing
       activities....................................    104,953       (9,801)
                                                       ---------    ---------
Cash Flows from Financing Activities:
  Proceeds from issuance of long-term debt...........    290,742          353
  Repayments of long-term debt.......................   (539,498)     (58,505)
  Net increase (decrease) in short-term borrowings...     (2,420)      40,360
  Other, net.........................................        --           (36)
                                                       ---------    ---------
      Net cash used for financing activities.........   (251,176)     (17,828)
                                                       ---------    ---------
Effect of exchange rate changes on cash..............       (936)      (2,909)
                                                       ---------    ---------
Net increase (decrease) in cash and cash
 equivalents.........................................    (86,857)      13,089
Beginning cash and cash equivalents..................    192,816       84,565
                                                       ---------    ---------
Ending cash and cash equivalents.....................  $ 105,959    $  97,654
                                                       =========    =========
Supplemental Disclosures of Cash Flow Information:
  Cash paid during the year for:
    Interest.........................................  $  40,702    $  34,599
    Income taxes.....................................     13,898       31,707
    Restructuring initiatives........................     84,388       60,472

   The accompanying notes are an integral part of these financial statements.

                               LEVI STRAUSS & CO.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Unaudited)

Note 1: Preparation of Financial Statements

   The unaudited consolidated financial statements of Levi Strauss & Co. and subsidiaries ("LS&CO." or "Company") are prepared in conformity with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and operating results for the periods presented have been included. All such adjustments are of a normal recurring nature. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the annual financial report of LS&CO. for the year ended November 28, 1999.

   The consolidated financial statements include the accounts of LS&CO. and its subsidiaries. All inter-company transactions have been eliminated. Management believes that, along with the following information, the disclosures are adequate to make the information presented herein not misleading. Certain prior year amounts have been reclassified to conform to the current presentation. The results of operations for the three months ended February 27, 2000 may not be indicative of the results to be expected for the year ending November 26, 2000.

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In June 1999, the FASB delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. The Company will adopt SFAS 133 the first day of fiscal year 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts, and for hedging activities. In summary, SFAS 133 requires all derivatives to be recognized as assets or liabilities at fair value. Fair value adjustments are made either through earnings or equity, depending upon the exposure being hedged and the effectiveness of the hedge. The Company has not yet quantified all effects of adopting SFAS 133 on its financial statements. However, the adoption of SFAS 133 could increase volatility in earnings and other comprehensive income or result in certain changes in the Company's business practices. The Company currently has an implementation team in place that is determining the method of implementation and evaluating all effects of adopting SFAS 133.

Note 2: Comprehensive Income

   The following is a summary of the components of total comprehensive income
(loss), net of related income taxes:

                                                          Three Months Ended
                                                       -------------------------
                                                       February 27, February 28,
                                                           2000         1999
                                                       ------------ ------------
                                                        (Dollars in Thousands)
   Net income (loss)..................................   $65,159     $(237,240)
   Other comprehensive income:
   Foreign currency translation adjustments...........     3,831        31,501
                                                         -------     ---------
     Total comprehensive income (loss)................   $68,990     $(205,739)
                                                         =======     =========

                               LEVI STRAUSS & CO.

                                  (Unaudited)


Note 3: Excess Capacity/Restructuring Reserves

North America Plant Closures

   In view of declining sales, the need to bring manufacturing capacity in line with sales projections and the need to reduce costs, the Company decided to close some of its owned and operated production facilities in North America starting in 1997. The Company announced in 1997 the closure of ten manufacturing facilities and a finishing center in the U.S. which were closed during 1998 and displaced approximately 6,400 employees. The table below displays the activity and liability balances of this reserve.

   In 1998, the Company announced the closure of two more finishing centers in the U.S. that were closed during 1999 and displaced approximately 990 employees. The table below displays the activity and liability balances of this reserve.

   The Company announced in February 1999 plans to close 11 manufacturing facilities in North America and the displacement of approximately 5,900 employees that resulted in an initial charge of $394.1 million. The 11 manufacturing facilities were closed during 1999 and as of February 27, 2000, approximately 5,880 employees have been displaced. The table below displays the activity and liability balances of this reserve.

1997 North America Plant Closures

                                                   Balance             Balance
                                                   11/28/99 Reductions 2/27/00
                                                   -------- ---------- --------
                                                      (Dollars in Thousands)
Severance and employee benefits................... $  8,790  $ (3,903) $  4,887
Asset write-offs..................................   10,655    (1,826)    8,829
Other restructuring costs.........................    1,913      (105)    1,808
                                                   --------  --------  --------
  Total........................................... $ 21,358  $ (5,834) $ 15,524
                                                   ========  ========  ========

1998 North America Plant Closures

                                                   Balance             Balance
                                                   11/28/99 Reductions 2/27/00
                                                   -------- ---------- --------
                                                      (Dollars in Thousands)
Severance and employee benefits................... $  2,683  $   (564) $  2,119
Asset write-offs..................................    9,713    (3,537)    6,176
Other restructuring costs.........................    1,193       (55)    1,138
                                                   --------  --------  --------
  Total........................................... $ 13,589  $ (4,156) $  9,433
                                                   ========  ========  ========

1999 North America Plant Closures

                                                   Balance             Balance
                                                   11/28/99 Reductions 2/27/00
                                                   -------- ---------- --------
                                                      (Dollars in Thousands)
Severance and employee benefits................... $109,755  $(23,878) $ 85,877
Asset write-offs..................................   37,563    (5,207)   32,356
Other restructuring costs.........................   28,526      (840)   27,686
                                                   --------  --------  --------
  Total........................................... $175,844  $(29,925) $145,919
                                                   ========  ========  ========

                               LEVI STRAUSS & CO.

                                  (Unaudited)


Corporate Reorganization Initiatives

   Starting in 1998, the Company instituted various overhead reorganization initiatives to reduce overhead costs and consolidate operations. The reorganization initiative instituted in 1998 displaced approximately
770 employees as of February 27, 2000. The table below displays the activity and liability balances of this reserve.

   During the fourth quarter of 1999, the Company instituted an overhead reorganization initiative that was estimated to displace approximately 930 employees. As of February 27, 2000, approximately 360 employees were displaced. The table below displays the activity and liability balances of this reserve.

1998 Corporate Reorganization Initiatives

                                                    Balance             Balance
                                                    11/28/99 Reductions 2/27/00
                                                    -------- ---------- -------
                                                      (Dollars in Thousands)
Severance and employee benefits.................... $ 3,204   $ (1,908) $ 1,296
Asset write-offs...................................   3,044        --     3,044
Other restructuring costs..........................   6,412       (173)   6,239
                                                    -------   --------  -------
  Total............................................ $12,660   $ (2,081) $10,579
                                                    =======   ========  =======

1999 Corporate Reorganization Initiatives

                                                    Balance             Balance
                                                    11/28/99 Reductions 2/27/00
                                                    -------- ---------- -------
                                                      (Dollars in Thousands)
Severance and employee benefits.................... $43,550   $(23,505) $20,045
Other restructuring costs..........................   1,680       (254)   1,426
                                                    -------   --------  -------
  Total............................................ $45,230   $(23,759) $21,471
                                                    =======   ========  =======

Europe Reorganization and Plant Closures

   In 1998, the Company announced plans to close two manufacturing and two finishing facilities, and reorganize operations throughout Europe, displacing approximately 1,650 employees. These plans were prompted by decreased demand for denim jeans products and a resulting over-capacity in the Company's European owned and operated plants. The production facilities were closed by the end of 1999 and as of February 27, 2000, approximately 1,630 employees were displaced. The table below displays the activity and liability balances of this reserve.

   In conjunction with the above plans in Europe, the Company announced in September 1999 plans to close a production facility, and reduce capacity at a finishing facility in the United Kingdom with an estimated displacement of 960 employees. The production facility closed in December 1999 and as of February 27, 2000, approximately 810 employees have been displaced. The table below displays the activity and liability balances of this reserve.

                               LEVI STRAUSS & CO.

                                  (Unaudited)


1998 Europe Reorganization and Plant Closures

                                                    Balance             Balance
                                                    11/28/99 Reductions 2/27/00
                                                    -------- ---------- -------
                                                      (Dollars in Thousands)
Severance and employee benefits.................... $10,653   $ (4,233) $ 6,420
Asset write-offs...................................   3,396     (1,706)   1,690
                                                    -------   --------  -------
  Total............................................ $14,049   $ (5,939) $ 8,110
                                                    =======   ========  =======

1999 Europe Reorganization and Plant Closures

                                                    Balance             Balance
                                                    11/28/99 Reductions 2/27/00
                                                    -------- ---------- -------
                                                      (Dollars in Thousands)
Severance and employee benefits.................... $38,413   $(23,818) $14,595
Asset write-offs...................................   4,474        (29)   4,445
Other restructuring costs..........................   2,012     (1,152)     860
                                                    -------   --------  -------
  Total............................................ $44,899   $(24,999) $19,900
                                                    =======   ========  =======

Note 4: Credit Facility Agreements, Equipment Financing, Receivables Securitization Financing and Interest Rate Swaps

2000 Credit Facility Agreements

   On January 31, 2000 the Company amended three of its credit facility agreements and entered into one new agreement. The Company amended its credit facility agreements and entered into one new agreement to reflect its current financial position and extend maturity dates. The new financing package consists of four separate agreements: (1) a new $450.0 million bridge loan to fund working capital and support letters of credit, foreign exchange contracts and derivatives, (2) an amended $300.0 million revolving credit facility, extending the existing bridge facility, (3) an amended $545.0 million 364-day credit facility, and (4) an amended $584.0 million 5-year credit facility. Simultaneously with entering into these agreements, the Company terminated a domestic receivables-backed securitization financing.

   All four facilities are secured by domestic receivables, domestic inventories, certain domestic equipment, trademarks, other intellectual property, 100% of the stock in domestic subsidiaries, 65% of the stock of certain foreign subsidiaries and other assets. The maturity date for all credit facilities is January 31, 2002. Borrowings under the bank credit facilities bear interest at LIBOR or the agent bank's base rate plus an incremental borrowing spread. For the bridge facility, the spread is 3.00% over LIBOR or 1.75% over the base rate. For each of the three amended facilities, the spread is 3.25% over LIBOR or 2.00% over the base rate.

   In addition, if by February 1, 2001 we have not completed one or more private or public capital-raising transactions yielding net proceeds to us of at least $300.0 million which have been used to reduce commitments under our bank credit facilities, we will be required to pay our lenders an additional borrowing spread of 1.00% on outstanding borrowings under our bank credit facilities, plus a one-time additional fee of 2.00% of total commitments as of January 31, 2001. Our borrowing spread will be increased by 0.25% quarterly until those capital-raising transactions are completed.

                               LEVI STRAUSS & CO.

                                  (Unaudited)


   The credit agreements contain customary covenants restricting the Company's activities as well as those of its subsidiaries, including limitations on the Company's and its subsidiaries' ability to sell assets; engage in mergers; enter into operating leases or capital leases; enter into transactions involving related parties, derivatives or letters of credit; enter into intercompany transactions; incur indebtedness or grant liens or negative pledges on the Company's assets; make loans or other investments; pay dividends or repurchase stock or other securities; guaranty third party obligations; make capital expenditures; and make changes in the Company's corporate structure. The credit agreements also contain financial covenants that we must satisfy on an ongoing basis, including a maximum leverage ratio, a minimum coverage ratio and minimum consolidated EBITDA. The Company was in compliance with financial covenants required by the credit facility agreements as of February 27, 2000.

Customer Service Center Equipment Financing

   In December 1999 the Company entered into a secured financing transaction consisting of a five-year credit facility secured by owned equipment at Customer Service Centers located in Nevada, Mississippi and Kentucky. The amount financed in December 1999 is $89.5 million, comprised of a $59.5 million tranche ("Tranche 1") and a $30.0 million tranche ("Tranche 2"). Borrowings under Tranche 1 have a fixed interest rate equal to the yield of a four-year Treasury note plus an incremental borrowing spread. Borrowings under Tranche 2 have a floating quarterly interest rate equal to the 90 day LIBOR plus an incremental borrowing spread based on the Company's leverage ratio at that time. Proceeds from the borrowings were used to reduce the commitment amounts of the credit facilities.

Receivables Securitization Agreements

   In February 2000, several of the Company's European subsidiaries entered into receivable securitization financing agreements with several lenders. As of May 1, 2000, the subsidiaries were working with the lenders to operationalize certain reporting and other systems functions and, as such, have not made any borrowings under the facilities. Under these agreements, if operational matters are resolved and the facilities utilized, those subsidiaries may borrow up to $125.0 million. Borrowings would be collateralized by a security interest in the receivables of these subsidiaries. The maximum amount of permitted outstanding loans under the program would vary based upon the amount of eligible receivables as defined under the agreement. The Company would provide a limited guaranty to support borrowings under the agreements, consisting of a guaranty of performance by the subsidiaries of their servicing obligations and a guaranty of the collectibility of the receivables in an amount not to exceed 10% of the outstanding amount as of the termination date under the securitization agreements. Net borrowings under this securitization facility, if any, must be used to reduce the commitment levels under the Company's bank credit facilities. We expect that other of the Company's European subsidiaries may enter into the program during the next 12 months. The Company and its Japanese subsidiary are currently negotiating a similar receivables-backed securitization financing agreement which the Company expects to complete by July 2000.

Interest Rate Swaps

   At February 27, 2000, the Company had interest rate swap transactions outstanding with a total notional principal amount of $425.0 million, to convert floating rate liabilities to fixed rates and $375.0 million to convert fixed rate liabilities to floating rates. These swap transactions effectively change the Company's interest rates on part of its debt to fixed rates that range from 6.25% to 7.0% and floating rates that range from 6.05% to 6.5%, depending on their maturities, the latest of which is in 2006.

                               LEVI STRAUSS & CO.

                                  (Unaudited)


   The Company is exposed to credit loss in the event of nonperformance by the counterparties to the interest swap transactions; however, the Company believes these counterparties are creditworthy financial institutions and does not anticipate nonperformance.

   In addition, the Company is exposed to interest rate risk. It is the Company's policy and practice to use derivative instruments, primarily interest rate swaps, to manage and reduce interest rate exposures.

Note 5: Commitments and Contingencies

Foreign Exchange Contracts

   At February 27, 2000, the Company had U.S. dollar forward currency contracts to sell the aggregate equivalent of $753.5 million and to buy the aggregate equivalent of $419.9 million of various foreign currencies. The Company also had an Euro forward currency contract to buy the equivalent of $3.9 million British Pounds. Additionally at February 27, 2000, the Company had option contracts to sell the aggregate equivalent of $955.6 million and to buy the aggregate equivalent of $590.5 million of various foreign currencies. These contracts are at various exchange rates and expire at various dates through August 2000.

   The Company's market risk is generally related to fluctuations in the currency exchange rates. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the foreign exchange contracts; however the Company believes these counterparties are creditworthy financial institutions and does not anticipate nonperformance.

Note 6: Fair Value of Financial Instruments

   The estimated fair value of certain financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

   The carrying amount and estimated fair value (in each case including accrued interest) of the Company's financial instrument assets and (liabilities) at February 27, 2000 and November 28, 1999 are as follows:

                               February 27, 2000         November 28, 1999
                            ------------------------  ------------------------
                             Carrying     Estimated    Carrying     Estimated
                               Value     Fair Value      Value     Fair Value
                            -----------  -----------  -----------  -----------
                                        (Dollars in Thousands)
Debt instruments:
  Credit facilities........ $(1,298,119) $(1,298,119) $(1,424,449) $(1,424,449)
  Yen-denominated eurobond
   placement...............    (182,663)     (72,072)    (189,274)    (148,113)
  Notes offering...........    (812,707)    (509,000)    (798,640)    (626,307)
  Receivables-backed
   securitization..........         --           --      (215,836)    (215,836)
  Industrial development
   revenue refunding bond..     (10,028)     (10,028)     (10,030)     (10,030)
  Customer service center
   equipment financing.....     (91,269)     (91,269)         --           --

Currency and interest rate
 hedges:
  Foreign exchange forward
   contracts............... $    23,622  $    24,121  $    16,972  $    16,932
  Foreign exchange option
   contracts...............       9,476        8,806        7,806        2,288
  Interest rate swap
   contracts...............        (990)     (10,318)      (2,224)      (4,839)

                               LEVI STRAUSS & CO.

                                  (Unaudited)


   Quoted market prices or dealer quotes are used to determine the estimated fair value of foreign exchange contracts, option contracts and interest rate swap contracts. Dealer quotes and other valuation methods, such as the discounted value of future cash flows, replacement cost, and termination cost have been used to determine the estimated fair value for long-term debt and the remaining financial instruments. The carrying values of cash and cash equivalents, trade receivables, current assets, current and non-current maturities of long-term debt, short-term borrowings and taxes approximate fair value.

   The fair value estimates presented herein are based on information available to the Company as of February 27, 2000 and November 28, 1999. Although the Company is not aware of any factors that would substantially affect the estimated fair value amounts, such amounts have not been updated since those dates and, therefore, the current estimates of fair value at dates subsequent to February 27, 2000 and November 28, 1999 may differ substantially from these amounts. Additionally, the aggregation of the fair value calculations presented herein do not represent and should not be construed to represent the underlying value of the Company.

Note 7: Business Segment Information

                                                    Asia     All
                                 Americas  Europe  Pacific  Other  Consolidated
                                 -------- -------- ------- ------- ------------
                                             (Dollars in Thousands)
Three Months Ended February 27,
 2000:
  Net sales..................... $690,528 $303,004 $88,905 $   --   $1,082,437
  Earnings contribution.........   76,980   81,009  13,410     --      171,399
  Interest expense..............      --       --      --   56,782      56,782
  Corporate and other (income)
   expense, net.................      --       --      --   14,374      14,374
  Income before income taxes....      --       --      --      --      100,243
Three Months Ended February 28,
 1999:
  Net sales..................... $819,823 $376,975 $81,524 $   --   $1,278,322
  Earnings contribution.........   65,941   96,084   9,956     --      171,981
  Excess capacity/restructuring
   charge.......................      --       --      --  394,105     394,105
  Interest expense..............      --       --      --   43,157      43,157
  Corporate and other (income)
   expense, net.................      --       --      --  111,290     111,290
  Loss before income taxes......      --       --      --      --     (376,571)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               Levi Strauss & Co.


                                  $350,000,000
                         aggregate principal amount of
                              6.80% Notes due 2003

                                      and

                                  $450,000,000
                         aggregate principal amount of
                              7.00% Notes due 2006

                                   --------
                               OFFER TO EXCHANGE

                               May 17, 2000
                                   --------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation has the power to indemnify its officers, directors, employees and agents (or persons serving in such positions in another entity at the request of the corporation) against expenses, including attorneys' fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to any criminal action, had no reasonable cause to believe the person's conduct was unlawful), except that if such action shall be by or in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity. The Registrant's Certificate of Incorporation provides that the Registrant will indemnify its officers and directors to the fullest extent permitted by Delaware law.

   As permitted by Section 102 of the DGCL, the Registrant's Certificate of Incorporation provides that no director shall be liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director other than (i) for breaches of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Item 21. Exhibits and Financial Statement Schedules

   (a) Exhibits.

      3.1 Restated Certificate of Incorporation of the Registrant.*

      3.2 Bylaws of the Registrant.*

      4.1 Indenture, dated as of November 6, 1996, between the Registrant and Citibank, N.A., relating to the 6.80% Notes due 2003 and the 7.00%
           Notes due 2006.*

      4.2 Fiscal Agency Agreement, dated as of November 21, 1996, between the
           Registrant and Citibank, N.A., relating to (Yen)20 billion 4.25% bonds due 2016.*

      4.3 Lease Intended as Security, dated as of December 3, 1996, among the
           Registrant, First Security Bank, National Association as Agent and named lessors.*

      4.4 Supplemental Indenture, dated as of May 16, 2000, between the
           Registrant and Citibank, N.A., relating to the 6.80% Notes due 2003 and the 7.00% Notes due 2006.

      5.1 Opinion of Wachtell, Lipton, Rosen & Katz (including consent).

      9   Voting Trust Agreement, dated as of April 15, 1996, among LSAI
           Holding Corp. (predecessor of the Registrant), Robert D. Haas, Peter
           E. Haas, Sr., Peter E. Haas, Jr., F. Warren Hellman, as voting trustees, and the stockholders.*

     10.1 Stockholders Agreement, dated as of April 15, 1996, among LSAI
           Holding Corp. (predecessor of the Registrant) and the stockholders.*

     10.2 Bridge Credit Agreement, dated as of January 31, 2000, among the
           Registrant, the Financial Institutions party thereto and Bank of America, N.A.*

     10.3 Pledge and Security Agreement, dated as of January 31, 2000, between the Registrant and Bank of America, N.A.*

     10.4 Guaranty, dated as of January 31, 2000, between certain subsidiaries of the Registrant and Bank of America, N.A.*

     10.5  Limited Waiver, dated as of February 29, 2000, between the
            Registrant and Bank of America, N.A.*

     10.6  Amended and Restated 1997 364-Day Credit Agreement among the
            Registrant, the Lenders party thereto and Bank of America, N.A.*

     10.7 Pledge and Security Agreement, dated as of January 31, 2000, between the Registrant and Bank of America, N.A.*

     10.8 Guaranty, dated as of January 31, 2000, between certain subsidiaries of the Registrant and Bank of America, N.A.*

     10.9  Amended and Restated 1999 180-Day Credit Agreement among the
            Registrant, the Lenders parties thereto and Bank of America, N.A.*

     10.10 Pledge and Security Agreement, dated as of January 31, 2000, between the Registrant and Bank of America, N.A.*

     10.11 Guaranty, dated as of January 31, 2000, between certain subsidiaries of the Registrant and Bank of America, N.A.*

     10.12 Limited Waiver, dated as of February 29, 2000, between the
            Registrant and Bank of America, N.A.*

     10.13 1997 Second Amended and Restated Credit Agreement, dated as of
            January 31, 2000, among the Registrant, the Lenders parties thereto and Bank of America, N.A.*

     10.14 Pledge and Security Agreement, dated as of January 31, 2000, between the Registrant and Bank of America, N.A.*

     10.15 Guaranty, dated as of January 31, 2000, between certain subsidiaries of the Registrant and Bank of America, N.A.*

     10.16 Form of European Receivables Agreement, dated February 2000, between the Registrant and Tulip Asset Purchase Company B.V.*

     10.17 Form of European Servicing Agreement, dated January 2000, between
            Registrant and Tulip Asset Purchase Company B.V.*

     10.18 Supply Agreement, dated as of March 30, 1992, and First Amendment to
            Supply Agreement, between the Registrant and Cone Mills
            Corporation.*

     10.19 Home Office Pension Plan.*

     10.20 Employee Investment Plan.*

     10.21 Capital Accumulation Plan.*

     10.22 Special Deferral Plan.*

     10.23 Key Employee Recognition and Commitment Plan.*

     10.24 Global Success Sharing Plan.*

     10.25 Deferred Compensation Plan for Executives.*

     10.26 Deferred Compensation Plan for Outside Directors.*

     10.27 Excess Benefit Restoration Plan.*

     10.28 Supplemental Benefit Restoration Plan.*

     10.29 Leadership Shares Plan.*

     10.30 Annual Incentive Plan.*
     10.31 Long-Term Incentive Plan.*
     10.32 Long-Term Performance Plan.*
     10.33 Employment Agreement, dated as of September 30, 1999, between the
            Registrant and Philip Marineau.*
     10.34 Supplemental Executive Retirement Agreement, dated as of January 1,
            1998, between the Registrant and Gordon Shank.*
     10.35 Form of Indemnification Agreement, dated as of November 30, 1995, for members of the Special Committee of Board of Directors created by the Board of Directors on November 30, 1995.*
     10.36 Discretionary Supplemental Executive Retirement Plan Arrangement for
            Selected Executive Officers.
     10.37 Employment Agreement, dated as of May 15, 2000, between the
            Registrant and James Lewis.
     12    Statements re: Computation of Ratios.*
     21    Subsidiaries of the Registrant.*
     23.1  Consent of Arthur Andersen LLP.
     23.2  Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).
     24    Power of Attorney.*
     25.1  Statement of Eligibility on Form T-1 for Citibank, N.A., dated May
            16, 2000.
     27.1  Financial Data Schedule.*
     27.2  Financial Data Schedule.*
     99.1  Form of Letter of Transmittal.
     99.2  Form of Notice of Guaranteed Delivery.
     99.3  Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
     99.4  Form of Institutions Letter.
     99.5  Form of Client Letter.

   * Previously filed.

   (b) Financial Statement Schedules.

     Schedule II Reserves

    All other schedules have been omitted because they are inapplicable, not required or the information is included in the financial statements or notes thereto.

Item 22. Undertakings

   (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (c) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

   (d) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on May 16, 2000.

                                          Levi Strauss & Co.

                                                 /s/ Jay A. Mitchell
                                          By: _________________________________

                                                  Jay A. Mitchell

                                              Chief Counsel-Corporate

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities on May 16, 2000.

              Signature                                           Title
              ---------                                           -----

                  *                    Chairman
______________________________________
            Robert D. Haas

                  *                    Director, President and Chief Executive Officer
______________________________________
          Philip A. Marineau

                  *                    Director
______________________________________
          Peter E. Haas, Sr.

                  *                    Director
______________________________________
       Angela Glover Blackwell

                  *                    Director
______________________________________
          Robert E. Friedman

                  *                    Director
______________________________________
          Tully M. Friedman

                  *                    Vice President and Controller (Principal Accounting Officer)
______________________________________
           Gary W. Grellman


              Signature                                      Title
              ---------                                      -----

                  *                    Senior Vice President and Chief Financial Officer
______________________________________
         William B. Chiasson

                  *                    Director
______________________________________
          Peter A. Georgescu

                  *                    Director
______________________________________
          Peter E. Haas, Jr.

                  *                    Director
______________________________________
            Walter J. Haas

                  *                    Director
______________________________________
          F. Warren Hellman

                                       Director
______________________________________
        Patricia Salas Pineda

                  *                    Director
______________________________________
            T. Gary Rogers

                  *                    Director
______________________________________
          G. Craig Sullivan

                  *                    Director
______________________________________
           James C. Gaither

--------

* Jay A. Mitchell, by signing his name hereto, does hereby sign this document on behalf of each of the officers and directors named above pursuant to powers of attorney duly executed by such persons.

                                                 /s/ Jay A. Mitchell
                                          _____________________________________

                                                  Jay A. Mitchell

                                                  Attorney-in-Fact

                                                                     SCHEDULE II

                      LEVI STRAUSS & CO. AND SUBSIDIARIES

                                    RESERVES
                             (Dollars in Thousands)

                          Balance at   Additions
       Allowance for      Beginning    Charged to   Deductions     Balance at
     Doubtful Accounts    of Period     Expenses    to Reserves   End of Period
     -----------------    ----------   ----------   -----------   -------------
     November 28, 1999     $39,987       $5,396       $15,366        $30,017
                           =======       ======       =======        =======
     November 29, 1998      31,620        9,762         1,395         39,987
                           =======       ======       =======        =======
     November 30, 1997      32,761        9,428        10,569         31,620
                           =======       ======       =======        =======

                                 EXHIBIT INDEX

 Exhibits
 --------
   3.1    Restated Certificate of Incorporation of the Registrant.*

   3.2    Bylaws of the Registrant.*

   4.1 Indenture, dated as of November 6, 1996, between the Registrant and Citibank, N.A., relating to the 6.80% Notes due 2003 and the 7.00%
           Notes due 2006.*

   4.2    Fiscal Agency Agreement, dated as of November 21, 1996, between the
           Registrant and Citibank, N.A., relating to (Yen)20 billion 4.25% bonds due 2016.*

   4.3    Lease Intended as Security, dated as of December 3, 1996, among the
           Registrant, First Security Bank, National Association as Agent and named lessors.*

   4.4    Supplemental Indenture, dated as of May 16, 2000, between the
           Registrant and Citibank, N.A., relating to the 6.80% Notes due 2003 and the 7.00% Notes due 2006.

   5.1    Opinion of Wachtell, Lipton, Rosen & Katz (including consent).

   9      Voting Trust Agreement, dated as of April 15, 1996, among LSAI
           Holding Corp. (predecessor of the Registrant), Robert D. Haas, Peter
           E. Haas, Sr., Peter E. Haas, Jr., F. Warren Hellman, as voting trustees, and the stockholders.*

  10.1    Stockholders Agreement, dated as of April 15, 1996, among LSAI
           Holding Corp. (predecessor of the Registrant) and the stockholders.*

  10.2    Bridge Credit Agreement, dated as of January 31, 2000, among the
           Registrant, the Financial Institutions party thereto and Bank of America, N.A.*

  10.3 Pledge and Security Agreement, dated as of January 31, 2000, between the Registrant and Bank of America, N.A.*

  10.4 Guaranty, dated as of January 31, 2000, between certain subsidiaries of the Registrant and Bank of America, N.A.*

  10.5 Limited Waiver, dated as of February 29, 2000, between the Registrant and Bank of America, N.A.*

  10.6    Amended and Restated 1997 364-Day Credit Agreement among the
           Registrant, the Lenders party thereto and Bank of America, N.A.*

  10.7 Pledge and Security Agreement, dated as of January 31, 2000, between the Registrant and Bank of America, N.A.*

  10.8 Guaranty, dated as of January 31, 2000, between certain subsidiaries of the Registrant and Bank of America, N.A.*

  10.9    Amended and Restated 1999 180-Day Credit Agreement among the
           Registrant, the Lenders parties thereto and Bank of America, N.A.*

  10.10 Pledge and Security Agreement, dated as of January 31, 2000, between the Registrant and Bank of America, N.A.*

  10.11 Guaranty, dated as of January 31, 2000, between certain subsidiaries of the Registrant and Bank of America, N.A.*

  10.12 Limited Waiver, dated as of February 29, 2000, between the Registrant and Bank of America, N.A.*

  10.13   1997 Second Amended and Restated Credit Agreement, dated as of
           January 31, 2000, among the Registrant, the Lenders parties thereto and Bank of America, N.A.*

 Exhibits
 --------
  10.14   Pledge and Security Agreement, dated as of January 31, 2000, between the Registrant and Bank of America, N.A.*

  10.15 Guaranty, dated as of January 31, 2000, between certain subsidiaries of the Registrant and Bank of America, N.A.*

  10.16 Form of European Receivables Agreement, dated February 2000, between the Registrant and Tulip Asset Purchase Company B.V.*

  10.17   Form of European Servicing Agreement, dated January 2000, between
           Registrant and Tulip Asset Purchase Company B.V.*

  10.18   Supply Agreement, dated as of March 30, 1992, and First Amendment to
           Supply Agreement, between the Registrant and Cone Mills
           Corporation.*

  10.19   Home Office Pension Plan.*

  10.20   Employee Investment Plan.*

  10.21   Capital Accumulation Plan.*

  10.22   Special Deferral Plan.*

  10.23   Key Employee Recognition and Commitment Plan.*

  10.24   Global Success Sharing Plan.*

  10.25   Deferred Compensation Plan for Executives.*

  10.26   Deferred Compensation Plan for Outside Directors.*

  10.27   Excess Benefit Restoration Plan.*

  10.28   Supplemental Benefit Restoration Plan.*

  10.29   Leadership Shares Plan.*
  10.30   Annual Incentive Plan.*

  10.31   Long-Term Incentive Plan.*

  10.32   Long-Term Performance Plan.*

  10.33   Employment Agreement, dated as of September 30, 1999, between the
           Registrant and Philip Marineau.*

  10.34   Supplemental Executive Retirement Agreement, dated as of January 1,
           1998, between the Registrant and Gordon Shank.*

  10.35 Form of Indemnification Agreement, dated as of November 30, 1995, for members of the Special Committee of Board of Directors created by the Board of Directors on November 30, 1995.*

  10.36   Discretionary Supplemental Executive Retirement Plan Arrangement for
           Selected Executive Officers.

  10.37   Employment Agreement, dated as of May 15, 2000, between the
           Registrant and James Lewis.

  12      Statements re: Computation of Ratios.*

  21      Subsidiaries of the Registrant.*

  23.1    Consent of Arthur Andersen LLP.

  23.2    Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).

Exhibits
--------
  24      Power of Attorney.*

  25.1    Statement of Eligibility on Form T-1 for Citibank, N.A., dated May 16, 2000.

  27.1    Financial Data Schedule.*

  27.2    Financial Data Schedule.*

  99.1    Form of Letter of Transmittal.

  99.2    Form of Notice of Guaranteed Delivery.
  99.3    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
  99.4    Form of Institutions Letter.
  99.5    Form of Client Letter.

* Previously filed.